EMPIRE STATE
REALTY TRUST

2021

NOTICE OF ANNUAL SHAREHOLDERS MEETING & PROXY STATEMENT

PROXY GUIDE

NOTICE OF ANNUAL MEETING

Dear Shareholder:

We cordially invite you to attend the 2021 annual shareholders meeting (the "annual meeting") of Empire State Realty Trust, Inc., a Maryland corporation (the "company").


Date
Thursday
May 13, 2021


Time
11:00 a.m.
(Eastern
Time)


Place
Online only at:
www.virtualshareholdermeeting.com/ESRT2021


Record Date
The close of business on March 4, 2021

At the 2021 annual meeting, all Class A and Class B common stockholders as of the close of business on the record date will be asked to consider and vote upon the following matters, as more fully described in the proxy statement:

AGENDA ITEM	Board Recommendation	Read More
Proposal 1 a proposal to elect the nine director nominees named in the proxy statement to serve on our board until the next annual meeting or until their successors are elected and qualify.	✔ **FOR each director nominee**	Page 20
Proposal 2 a proposal to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs") as described in this proxy statement.	✔ **FOR this proposal**	Page 70
Proposal 3 a proposal to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.	✔ **FOR this proposal**	Page 83

In addition, shareholders may be asked to consider and act upon any other matter that may properly be brought before such meeting or at any adjournment or postponement thereof.

All Class A and Class B common stockholders are cordially invited to attend the annual meeting. Due to COVID-19, we have decided to hold the annual meeting solely virtually via a live webcast. We embrace the benefits of a virtual meeting which is environmentally friendly and resulted in increased shareholder attendance and questions during our inaugural virtual meeting last year. During the virtual annual meeting, you may ask questions and will be able to vote your shares electronically. You may also submit questions in advance of the annual meeting by visiting *www.virtualshareholdermeeting.com/ESRT2021*. The company will respond to as many inquiries at the annual meeting as time allows.

If you plan to attend the annual meeting online, you will need the 16-digit control number included in your notice of availability, on your proxy card or on the instructions that accompany your proxy materials. The annual meeting will begin promptly at 11:00 a.m. (Eastern Time). Online check-in will begin at 10:30 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

YOUR VOTE IS IMPORTANT TO US. Whether or not you plan to attend the annual meeting, please authorize a proxy to vote your shares as soon as possible to ensure that your shares will be represented at the meeting. Given the uncertainties caused by the COVID-19 pandemic, we encourage you to vote your shares as early as possible prior to the annual meeting.

By Order of Our Board of Directors,

THOMAS N. KELTNER, JR.
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VIRTUAL ANNUAL MEETING TO BE HELD ON MAY 13, 2021. THIS PROXY STATEMENT AND OUR 2020 ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT *WWW.PROXYVOTE.COM*.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references ("XX") are supplied to help you find further information in this proxy statement. References in this proxy statement to (i) "we," "us," "our," "ours," "ESRT" and the "company" refer to Empire State Realty Trust, Inc. and its consolidated subsidiaries (including its operating partnership, Empire State Realty OP, L.P.) and (ii) "shareholders" refers to holders of our Class A common stock and Class B common stock, unless the context requires otherwise.

About Us

ESRT, a self-administered and self-managed real estate investment trust ("REIT"), owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area, including the Empire State Building, the "World's Most Famous Building." The company's office and retail portfolio covers 10.1 million rentable square feet, as of December 31, 2020, which consists of 9.4 million rentable square feet across 14 office properties, including nine in Manhattan, three in Fairfield County, Connecticut, and two in Westchester County, New York; as well as approximately 700,000 rentable square feet across 15 retail properties, comprised of 500,000 square feet at the base of office buildings and 200,000 square feet independent of any otherwise owned office building, of which 680,000 square feet are in Manhattan and 20,000 square feet are in Fairfield County, Connecticut.

ESRT is a leader in energy efficiency and sustainability in the built environment. 100% of its portfolio is fully powered by renewable wind electricity and 76% of its eligible portfolio is ENERGY STAR certified. ESRT is a leader in healthy buildings and indoor environmental quality and has the first commercial real estate portfolio in the Americas to achieve the evidence-based, third-party verified WELL Health-Safety Rating for health and safety. In its 2020 first year of submission, ESRT earned the highest possible GRESB 5 Star Rating and Green Star recognition for sustainability performance in real estate and was named a Fitwel Champion for healthy, high-performance buildings. ESRT either leads or participates in leadership groups with regard to real estate industry engagement with national, state, and local policymakers on legislation and regulation on energy efficiency, sustainability, healthy buildings, and indoor environmental quality.

10.1 MILLION TOTAL RENTABLE SQUARE FEET


18% GNYMA Office
7% Retail
75% Manhattan Office

VARIED TENANT BASE


12.5% Other
4.4% Non-Profit
4.6% Media & Advertising
4.9% Legal Services
11.6% Technology
18.5% Consumer Goods
17.3% Finance, Insurance, Real Estate
9.7% Professional Services
16.5% Retail
EMPIRE STATE
REALTY TRUST

Graphics above as of December 31, 2020.

MANHATTAN PORTFOLIO CENTRALLY LOCATED NEAR MASS TRANSIT


CENTRAL PARK
The Gotham
1010 Third Avenue
250 West 57th Street
77 West 55th Street
BRYANT PARK
One Grand Central Place
1400 Broadway
501 Seventh Avenue
1359 Broadway
1333 Broadway
1350 Broadway
112 West 34th Street
111 West 33rd Street
Empire State Building
10 Union Square East

- Fully modernized, energy efficient assets centrally located near mass transit
- Substantially lower price point versus rents for new construction/aged Class A, and offers much more than Class B
- In its 2020 first year of submission, ESRT was awarded GRESB 5 Star Rating, Green Star recognition and a score of 88, an achievement that places ESRT in the top 20% of all GRESB respondents
- First commercial portfolio in the Americas to achieve the WELL Health-Safety rating
- 100% of portfolio fully powered by renewable wind electricity

Our Competitive Strengths



Irreplaceable Portfolio of Office Properties in Midtown Manhattan at Attractive Value Proposition

Well Located Retail Locations in Densely Populated Metropolitan Communities

Expertise in Repositioning and Redeveloping Manhattan Office Properties

Leader in Energy Efficiency Retrofits

Robust ESG Leadership

Experienced and Committed Management Team with Proven Track Record

Flexible Balance Sheet Provides Operating Runway and Ability to Take Advantage of Opportunities

Our Strategy

Capitalize on our environmental leadership

- We have pioneered certain practices in energy efficiency, beginning at the Empire State Building where we partnered with the Clinton Climate Initiative, Johnson Controls Inc., Jones Lang LaSalle and the Rocky Mountain Institute to create and implement a groundbreaking, replicable process for integrating energy efficiency retrofits in the existing built environment. The reduced energy consumption lowers costs for us and our tenants, and we believe creates a competitive advantage for our properties.

- We expect to benefit from our fully modernized portfolio, which offers energy efficiency and indoor environmental quality, as higher quality tenants place a higher priority on sustainability, which provides them a solution to their own sustainability mandates.

Pursue attractive acquisition and redevelopment opportunities

- In 2020 we built a dedicated investment function with our hire of a Chief Investment Officer and a full acquisitions team to position us to take advantage of potential opportunities.

- Our strong and flexible balance sheet, access to capital, expertise in redevelopment, and environmental leadership should give us significant flexibility in structuring and consummating acquisitions.

- For the foreseeable future, we intend to focus our acquisition strategy primarily on office, retail and multifamily properties in Manhattan and, to a lesser extent, Brooklyn and Queens.

Proactively manage our portfolio

- We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates. We do this through the amenities we provide, the quality of our buildings and services, our employee training, sustainability initiatives and preventative maintenance and prompt repairs. Our properties have received numerous industry awards for their operational efficiency.

- We believe long-term tenant relationships will improve our operating results over time by reducing tenant turnover, leasing, marketing and tenant improvement costs.

- Since 2013, the year in which we went public, through December 31, 2020, we have signed 217 leases for approximately 1.9 million square feet with tenants who have expanded their presence in our portfolio.

Post-COVID-19, restore Observatory cash flow generation

- We expect to return to the profitability at the Empire State Building Observatory that we experienced pre-COVID-19 in the first months after our December 2019 completion of its comprehensive approximately $160 million multi-year re-imagination and redevelopment. The Observatory has new health and safety features, which include MERV 13 filters, enhanced ventilation, and active bipolar ionization air purification that neutralizes more than 99.9% of coronavirus particles.[1]

[1] According to studies performed by Microchem Laboratory, one of the nation's preeminent laboratories for testing United States Environmental Protection Agency ("EPA") and United States Food and Drug Administration ("FDA") registered sanitizing products, on behalf of the manufacturer, AtmosAir.

COVID-19 Impact on Our 2020 Performance


ESRT REMAINS STRONG WITH A FLEXIBLE BALANCE SHEET


"We took actions during the year to allow employee and tenant reentry with confidence to our buildings, collected rents, managed operating and capital expenses, promoted Empire State Building Observatory visits, supported our smaller retail tenants, and protected and fortified our balance sheet. Visits to the Observatory continue to grow gradually off a low base with primarily local visitors. We are well-positioned with a strong balance sheet that gives us long runway, a fully staffed investment team, and the opportunity to expand our portfolio."

Anthony E. Malkin,
Chairman, President and Chief Executive Officer

COVID-19 Impact on Leasing

Throughout the industry, leasing activity slowed significantly during the COVID-19 pandemic. In addition, government regulations limited office utilization to essential workers only and required the closure of most retail tenants. Once offices could legally be reoccupied and retail operations were allowed to resume, the slow return to New York City offices presented a series of challenges from a reduction of shoppers in our retail tenants to a reduction in broker and tenant tours for new leases. This required the company to negotiate rent deferral agreements and lease modifications for lower credit, local retail tenants and for some office tenants to help those tenants survive through the pandemic and preserve the relationship.

The company persevered in the face of these challenges, and the rate of total billings collected improved to 95% as of the fourth quarter of 2020 from lower levels at the onset of COVID-19.

Management acted swiftly to effect proactive expense reductions in light of reduced building utilization by the company's tenants, which cut 2020 property operating expenses by $39 million compared to full year 2019. Such expense cuts included reduced personnel, cleaning, security, repairs, maintenance and utilities.

In the face of tenant financial difficulties and uncertainties, our total portfolio occupancy and total portfolio percentage of leased space (including signed leases not commenced) each declined year over year from 88.6% and 91.2% at December 31, 2019 to 85.9% and 88.7% at December 31, 2020. We signed 104 new, renewal and expansion leases in 2020, representing 923,379 rentable square feet. This includes approximately 315,000 rentable square feet of deals with existing tenants within the portfolio. Some of the significant new leases and renewals signed in 2020 include:

- Li & Fung signed a new 8.3-year lease for approximately 103,500 square feet at the Empire State Building, replacing an existing lease with its affiliate Global Brands Group with no change in rent and no tenant concessions.
- Berkley Insurance Company, a subsidiary of W. R. Berkley Corporation, signed a new 11.7-year office lease at Metro Center for approximately 63,200 square feet, backfilling the Thomson Reuters move-out.
- Centric Brands signed a new 7.9-year office lease at the Empire State Building for approximately 212,000 square feet, becoming a direct tenant in the same space it previously occupied as a subtenant of Global Brands Group.
- ClearView Healthcare Partners expanded with a new 11-year lease at 111 West 33rd Street for 39,067 square feet.
- Target signed a lease at 10 Union Square East for an approximately 33,000 square foot store.
- Concord Music Group, Inc. signed a long-term lease for 46,329 square feet at 250 West 57th Street.
- Transit Wireless expanded into a new, direct 11-year office lease at 1400 Broadway for approximately 32,500 square feet. Transit Wireless relocated from 1350 Broadway, where it previously was a subtenant.
- Dime Community Bank expanded with a new 10.7-year office lease at One Grand Central Place for approximately 19,400 square feet.

COVID-19 Impact on Observatory

In compliance with governmental requirements, the company closed the Empire State Building Observatory on March 16, 2020 due to the COVID-19 pandemic. Our excellence in indoor environmental quality and enhanced COVID-19 health and safety protocols allowed the 86th floor observation deck to reopen on July 20, 2020, making it one of the first tourist attractions in New York City to reopen following pandemic driven closure. The 102nd floor observation deck was reopened shortly thereafter on August 24, 2020.

Against the backdrop of continued international, national and local travel restrictions and quarantines, the Observatory saw steady, weekly increases in visitors through the rest of 2020, but significantly below pre-pandemic levels. The closure, reduced visitation amidst travel restrictions and public concerns resulted in a major revenue decline. However, management acted swiftly to reduce costs, shift to timed ticketing and implement the following health and safety protocols at the Observatory:

OBSERVATORY VISITORS 2019 vs. 2020



	2018	**2019**	**2020**
Revenue	$131.2M	$128.8M	$29.1M
Visitors	3,805,000	3,505,000	507,000

INDOOR ENVIRONMENTAL QUALITY & CLEANING

- MERV 13 air filters
- Active bipolar ionization air purification that neutralizes more than 99.9% of coronavirus particles[1]
- Maximized ventilation / air replacement capacity throughout
- Cleaning and disinfection intended to neutralize coronavirus particles and align with WELL Health-Safety standards

CUSTOMER FACING PROTOCOLS

- Advance reservations required
- Reduction to 500 visitors spread over 70,000 square feet at any time
- Body temperature check and masks required for all guests and staff to gain entry
- Hand sanitizer dispensers deployed throughout high touch areas
- Physical distancing enforced through ground signage and flow control in known pinch point areas

Crisis Response Plan and Protection of Our Employees

Our employees are the cornerstone of our company; their health and safety are our number one priority. When the first COVID-19 case was reported in New York, we immediately activated our crisis response plan.

- We proactively engaged our IT department to prepare for the possibility of employees working remotely and provided additional equipment as necessary, so when the company shifted to work from home in accordance with government guidance, the transition was seamless.
- To engage and create a sense of community among our employees while they worked from home, we supported a network of videoconference platforms for convenient video communication among all employees, continued department and group meetings in virtual format, and hosted numerous virtual engagement events including trivia, bingo, book clubs, wine tasting and cooking classes, fitness classes, yoga, stretching and meditation.
- We rolled out an enhanced employee assistance program to provide mental health resources, financial guidance, legal assistance and related benefits to all employees.
- To keep our employees safe in our return in June 2020 to the office, we implemented active daily screening of COVID-19 symptoms through a service that also provides employees access to instant messaging communication with health providers, virtual appointments with doctors and testing.
- We increased our communication to employees through human resources as well as ongoing virtual Q&A sessions with the CEO.
- We instituted a cross-department team of employees to assist with the company's plan to return to the office, which included PPE and cleaning supply procurement, the creation of training content, reconfiguration of desk space and, as necessary. adjustment of employee schedules to allow us to comply with social distancing requirements.

[1]   According to studies performed by Microchem Laboratory, one of the nation's preeminent laboratories for testing EPA- and FDA-registered sanitizing products, on behalf of the manufacturer, AtmosAir.

Protection of Our Tenants

Our buildings are considered an Essential Service under governmental orders and remained open during 2020. We implemented and regularly communicated with our tenants on health and safety protocols across our entire office portfolio:

INDOOR ENVIRONMENTAL QUALITY & CLEANING

- Increased cleaning frequency of high touch points in common areas, and reduced touchpoints
- Regular tests of indoor air quality and water systems
- Frequent maintenance and cleaning of HVAC equipment and filter replacement
- MERV 13 filters and maximized ventilation in all ESRT controlled air handling systems
- Active bipolar ionization air purification system in select spaces that neutralizes more than 99.9% of coronavirus particles[1]

ENTRY AND COMMON AREA PROTOCOL

- Body temperature check and masks required by all for building entry and in all common areas
- Footprint markers and signage in lobbies, elevator banks and cabs to encourage physical distancing and control capacity
- Hand sanitizer dispensers located at lobby entrances and ground-level elevator banks

2020 Operating Results

OPERATING EXPENSE HIGHLIGHTS

$1.5 million

reduction (a 2.5% reduction) in G&A expenses in 2020 vs. 2019, excluding one-time severance charges

$0.4 million

voluntary cumulative reduction in actual 2020 base salary to CEO and EVP, Real Estate vs. pre-pandemic target amounts for 2020

$3.9 million

voluntary cumulative reduction in equity compensation to CEO and EVP, Real Estate in 2021 vs. pre-pandemic target amounts for 2020

$39 million

reduction in property operating expenses in 2020 vs. 2019

$10 million

reduction in Observatory expenses in 2020 vs. 2019

NET INCOME (LOSS)



CORE FUNDS FROM OPERATIONS[2]



Balance Sheet

Concluded 2020 with a strong liquidity position of $1.6 billion, which consisted of $527 million of cash plus an additional $1.1 billion of undrawn capacity under the company's revolving credit facility. Moreover, the company has no outstanding debt maturity until November 2024. As of December 31, 2020:

$1.6BN Total Liquidity Available	**6.3x** Net Debt / Adj. EBITDA[2]	**No Debt Maturity** until 2024

Return of Capital

$463 million returned to shareholders through share repurchases and dividends from 2018 through 2020.

ESRT had a unique situation in 2020 whereby the company had no requirement to pay a dividend beyond the quarterly dividends paid in Q1 and Q2 2020 due to two primary factors: (i) the significant decline in revenue due to lower levels of Observatory visitation, and (ii) the company had a net operating loss carryforward available to reduce the amount of REIT taxable income otherwise required to be distributed by ESRT to meet REIT requirements. After careful consideration and focus on long-term shareholder value creation and preservation of our balance sheet strength and flexibility, ESRT management and its board concluded the best course of action was to suspend its quarterly dividend for Q3 and Q4 2020 and Q1 and Q2 2021 and to activate its share repurchase program. As of December 31, 2020, the company has repurchased approximately $144 million of its common stock at $8.32 per share.



---

[1]   See footnote (1) on page 7.

[2]   Core Funds from Operations and Adjusted EBITDA are not measurements of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" on page A-1 for more information and reconciliations to the most directly comparable GAAP financial measures.

Environmental, Social and Governance Highlights

ESG Key Performance Indicators (KPIs)

Environmental	• Power portfolio with 100% green power and target reduction of energy use intensity by 20% by 2024
	• Target net-zero carbon emissions for the Empire State Building by 2030 and the portfolio by 2035
	• Maintain industry leadership in indoor environmental quality
	• Increase waste diversion through recycling
	• Reduce water use
Social	• Enhance the diversity, equity and inclusion ("DE&I") of our organization
	• Maximize retention and attraction of highly valued talent
	• Strengthen our company culture and increase employee engagement
	• Increase community engagement
	• Monitor and enhance supply chain diversity
Governance	• Robust board oversight
	• Continuous stakeholder engagement
	• Transparent reporting

Key ESG Statistics

Environmental

ENERGY EFFICIENCY

✔ **100% of Portfolio Fully Powered by Renewable Wind Electricity as of** January 1, 2021 through purchase of renewable power from Green Mountain Energy and Direct Energy

✔ **The nation's largest 100% user of green power in real estate** per EPA Green Power Partnership report given 100% of our portfolio is covered by renewables

✔ **#1 most energy efficient REIT in NYC** based on $kgCO_2e$ per square foot per Morgan Stanley February 5, 2020 research report: *Time for the Big Apple to Go Green: Office in Focus*

ENERGY STAR CERTIFICATIONS



84[1]
Average ENERGY STAR Score
(eligible properties)

9
Properties

76%
of our eligible floor area measured by square feet is **ENERGY STAR certified**

Totaling
7.2 MM SQ. FT.

[1] Based upon the latest methodology and available certified scores.

INDOOR ENVIRONMENTAL QUALITY



First commercial portfolio in the Americas to achieve the WELL Health-Safety Rating



GRESB 5 Star rating, Green Star recognition, Disclosure Score of A, and score of 88 in our 2020 first year of submission. ESRT scored in the top 20% of all respondents



Fitwell certified across 83% of Manhattan portfolio, Fitwel Champion as of December 2020

Social

Diversity, Equity and Inclusion (DE&I)

GENDER[1]



	All Employees	VP & Higher	NEOs	Board
Female	50%	22%	25%	22%
Male	50%	78%	75%	78%

■ Male ■ Female

AGE[1]

	18-29	30-39	40-49	50-59	60-69	70+
All Employees	7%	24%	22%	29%	16%	2%
VP & Higher	0%	25%	31%	28%	14%	3%
NEOs	0%	0%	25%	50%	0%	25%
Board	0%	0%	22%	33%	22%	22%

[1] Based on company-wide employees, corporate and union, as of December 31, 2020.

RACIAL/ETHNIC DIVERSITY[1]



	Asian	African American	White	Hispanic or Latino	Other[2]	Undisclosed
Board	11%	11%	78%			
NEOs	25%		50%		25%	
VP & Higher	5.6%	5.6%	80.6%		5.6%	2.8%
All Employees	4.2%	13.4%	38.7%	41.3%	2.3%	0.13%

■ Asian ■ African American ■ White ■ Hispanic or Latino
■ Other[2] ■ Undisclosed

[2] "Other" includes Native American or Alaska Native, Native Hawaiian or Pacific Islander, and "Two or More Races."

COMPANY CULTURE

■ We achieved an overall enagement score of **84%** in our 2020 annual employee engagement survey, representing an increase over prior years

■ **96%** of employees reported having strong partnerships with their colleagues

■ **96%** of employees were proud to work at ESRT

TRAINING AND EDUCATION

■ **100%** of employees engaged in coursework in 2020

■ **64%** of employees completed voluntary coursework in 2020

Governance

Added 4 new independent directors since 2017, 3 of whom are diverse in terms of gender and/or race ethnicity.

75% of new directors since 2017 are diverse

Refreshed leadership of board committees with new chairs in 2020 for Compensation and Human Capital Committee and Finance Committee.

During fall / winter 2020, we contacted our institutional shareholders representing over 78% of our outstanding common stock to receive their feedback, and our directors held meetings with shareholders representing over 65% of our outstanding common stock.

BOARD REFRESHMENT

Gender Diversity



	2017	2021
Female	14%	22%
Male	86%	78%

■ Male ■ Female

Racial/Ethnic Diversity



	2017	2021
White	100%	78%
African American		11%
Asian		11%

■ Asian ■ African American ■ White

SHAREHOLDER ENGAGEMENT

Outreach to shareholders holding **78%** of our outstanding common stock

→ Directors met with shareholders holding **65%** of our outstanding common stock

BOARD AND BOARD COMMITTEE ESG OVERSIGHT

In 2020, we revised our committee charters to specify the board's allocation of ESG oversight responsibility.

	Board	Audit	Compensation and Human Capital	Finance	Nominating and Corporate Governance
ESG overall strategy	■				
Recommendations on ESG strategy					■
ESG risks		■			
Talent development			■		
DE&I			■		
ESG opportunities in transactions/financing				■	

TRANSPARENT REPORTING

✔ Enhanced ESG reporting in our investor presentations in 2020

✔ 2020 participation in GRESB, WELL Health-Safety and Fitwel

✔ Inaugural Sustainability Report to be published in April 2021 that aligns, where feasible, with GRI, TCFD and SASB standards

Board and Governance Highlights

Board Snapshot

Our board is comprised entirely of independent directors other than our Chairman, President and CEO, and is diverse in its gender, ethnicity, age, perspectives, tenure and experience.

INDEPENDENCE



1 Non-Independent Director

8 Independent Directors

TENURE BALANCE



Average Tenure: **4.8 years**

0   2   4   6   8

BOARD REFRESHMENT



2017: Leslie D. Biddle
2019: Patricia S. Han
2020: R. Paige Hood
       Grant. H. Hill

GENDER DIVERSITY



2 Female

7 Male

AGE



Average Age: **60.9 years**

48   53   58   63   68   73

RACE AND ETHNIC DIVERSITY



1 Asian American

1 African American

7 White

DIRECTOR SKILLS



6	8	9	9	6	3	7	1	7	7
Real Estate Experience	Investment Experience	Target Tenant Industry Experience	Executive Leadership	Accounting Experience / Financial Literacy	Digital Media, Commerce and Technology	Human Capital Management	Energy and Environmental Sustainability	Risk Management Experience	Public Company Board Experience

Governance Best Practices

We are committed to good corporate governance, which strengthens the accountability of our board and promotes the long-term interests of our shareholders.

INDEPENDENT BOARD AND LEADERSHIP PRACTICES

- ✔ Majority independent directors (8 out of 9)
- ✔ 4 new directors added in last 4 years, 3 of whom are diverse in gender and/or ethnicity
- ✔ Lead Independent Director elected annually with rights and responsibilities codified in Corporate Governance Guidelines
- ✔ All board committees composed of independent directors
- ✔ Comprehensive risk oversight practices
- ✔ Independent directors conduct regular executive sessions
- ✔ Robust annual board and committee self-assessment with third-party facilitator
- ✔ Nominating and Corporate Governance Committee approval of related party transactions
- ✔ Directors adhere to Minimum Share Ownership Guidelines

SHAREHOLDER RIGHTS

- ✔ Annual election of all directors (declassified board)
- ✔ Annual say-on-pay voting
- ✔ Frequent and robust shareholder engagement efforts
- ✔ Any director who receives less than a plurality of votes cast in an uncontested election must offer to resign
- ✔ Shareholder right to amend bylaws, adopted in 2019 in response to shareholder feedback
- ✔ Shareholder proxy access, adopted in 2018 in response to shareholder feedback
- ✔ No shareholder rights plan (i.e., no poison pill)
- ✔ Process for shareholders to communicate with board

Board Nominees

	Name and Position	Director Since	Committee Membership AC	FC	CC	NGC	Real Estate Experience	Investment Experience	Target Tenant Industry Experience	Executive Leadership	Accounting Experience/ Financial Literacy	Digital Media, Commerce and Technology	Human Capital Management	Energy and Environmental Sustainability	Risk Management Experience	Public Company Board Experience
	Anthony E. Malkin, 58 Chairman, President and Chief Executive Officer	2013					■	■	■	■	■		■	■	■	■
	Leslie D. Biddle, 54 Independent Director	2017	● +		○	●		■	■	■	■				■	■
	Thomas J. DeRosa, 63 Independent Director	2013	● +				■	■	■	■	■		■		■	■
	Steven J. Gilbert, 73 Lead Independent Director	2013			●	●	■	■	■	■	■		■		■	■
	S. Michael Giliberto, 70 Independent Director	2013	○ +	●		●	■	■	■	■	■				■	
	Patricia S. Han, 49 Independent Director	2019		●	●	●			■	■		■	■			■
	Grant H. Hill, 48 Independent Director	2020		●		●	■	■	■	■		■	■			■
	R. Paige Hood, 62 Independent Director	2020	●	○		●	■	■	■	■	■		■		■	
	James D. Robinson IV, 58 Independent Director	2015				○		■	■	■		■	■		■	■

AC Audit Committee
FC Finance Committee
CC Compensation and Human Capital Committee
NGC Nominating and Corporate Governance Committee
○ Chair
\+ Audit Committee Financial Expert
● Member
■ Skill Director Possesses

Executive Compensation Highlights

Our Executive Officers



Anthony E. Malkin
Chairman, President and
Chief Executive Officer



Christina Chiu
Executive Vice President and
Chief Financial Officer



Thomas P. Durels
Executive Vice President,
Real Estate



Thomas N. Keltner, Jr.
Executive Vice President,
General Counsel and Secretary

2020 Target Compensation Mix



CEO

89.2% Pay Aligned with Shareholders

52.7% Performance-Based

36.5% Time-Based Equity
10.8% Salary
16.2% Bonus
36.5% Performance-Based Equity



AVERAGE — OTHER NEOs

75.4% Pay Aligned with Shareholders

45.1% Performance-Based

30.3% Time-Based Equity
24.7% Salary
19.2% Bonus
25.9% Performance-Based Equity

2020 Compensation Components

Base Salary
Our NEOs' stable source of cash income at competitive levels was unchanged since 2016 until an increase for 2020 for Mr. Durels. Mr. Malkin and Mr. Durels as part of their leadership response to COVID-19 took significant voluntary reductions later that year. See page 49 for more information.

Time-Based Equity Compensation
Long-term equity is granted in the form of long-term incentive units of partnership interest in our operating partnership ("LTIP units") or shares of restricted Class A common stock ("Restricted Shares") at the NEO's election. All of our NEOs have chosen the LTIP unit option.

Time-based awards generally vest 25% per annum over four years, subject to continued employment. See page 64 for more information.

Performance-Based Equity Compensation
Performance-based awards vest based on the company's total shareholder return ("TSR") performance over a three-year period relative to indices that reflect the performance of representative groups of:

- Office REITs (SNL Office Index)
- All REITs (MSCI US REIT Index)

Such awards, to the extent earned, vest 50% at the end of the three-year period and 50% on the first anniversary of the end of such period. See page 64 for more information.

Annual Incentive Bonus
We motivate and reward achievement of short-term company financial, portfolio and operational objectives and individual goals.

Corporate Goals
We measure quantitative performance across five metrics:
- Core FFO per Share (22.5%)
- Same-Store Cash NOI Growth (excluding Observatory) (22.5%)
- Property Operating Margin (22.5%)
- G&A Expense as a Percentage of Revenue (22.5%)
- ESG performance (10.0%)

Weighting:	Malkin	Chiu	Durels	Keltner
	75%	60%	40%	50%

Portfolio and Operational Goals
We measure quantitative performance across six metrics: (i) leasing, (ii) weighted average starting rents, (iii) tenant quality, (iv) occupancy at year end, (v) tenant improvements and (vi) actual capital expenditures compared to budget amounts.

Weighting:	Malkin	Chiu	Durels	Keltner
	0%	0%	40%	0%

Individual Goals
We measure qualitative performance against individualized goals based on an NEO's responsibilities and duties to the company.

Weighting:	Malkin	Chiu	Durels	Keltner
	25%	40%	20%	50%

For 2021, we have revised such metrics and weightings. See page 49 for more information.

Committee Discretion
The Compensation and Human Capital Committee reserves the ability to include a subjective element of judgment to adjust the formula result if appropriate based on identified non-quantitative factors.

Annual Incentive Bonus Exchange
Our NEOs have the option to receive any annual incentive bonus earned in one of three ways: (i) cash, (ii) fully vested LTIP units at 100% of the face amount, or (iii) LTIP units that vest over three years, subject to continued employment, at 125% of the face amount. For 2021, the premium for LTIP units that vest over three years was reduced to 120%. See page 49 for more information.

COVID-19 Impact on 2020 Compensation



LOWEST Annual Incentive Bonus Payout **Since IPO (2013)**

DECLINE 47% of Year-over-Year Annual Incentive Bonus Payout

0% Performance-Based LTIP Units **EARNED** Over the Past 3 Years

The board views management's implementation of its crisis response plan and strong emergency response to pandemic conditions to have been excellent. The board also cites management's positive support for pandemic-driven budget discipline. That said, in consideration of TSR, the board awarded 2020 annual incentive bonuses at the lowest level since our IPO.

Actions taken by management in regard to COVID-19 included:

- Swift implementation of our crisis response plan.
- Immediate move to reduce operating costs, capital expenditures and corporate overhead.
- Delivered on the previously communicated 2020 G&A goal of $60 million (excluding one-time severance charges) in part driven by Mr. Malkin's self-initiated cuts to his own compensation and Mr. Durels' voluntary agreement to reduce his compensation.
  - Mr. Malkin led with a reduction of his base salary to $1.00 for the second quarter of 2020.
  - Mr. Malkin initiated further adjustment in his annual base salary rate for August through December 2020 from $810,000 to $540,000.
  - Mr. Durels, our second most highly paid executive officer, voluntarily agreed to an adjustment in his annual base salary rate for August through December 2020 from $700,000 to $525,000.
  - At Mr. Malkin's initiation, in July 2020, the company preannounced that the value of the 2021 equity awards grants to Messrs. Malkin and Durels would be reduced by at least $3.9 million, comprised of a $2.7 million reduction for Mr. Malkin and a $1.2 million reduction for Mr. Durels.
- Proactive expense reduction measures included reduced personnel, cleaning, security, repairs, maintenance and utilities, in light of reduced building utilization by the company's tenants. 2020 property operating expenses were reduced by $39 million compared to full year 2019.
- The significant savings from these steps caused certain annual incentive metrics to be exceeded, while other metrics were adversely impacted by our Observatory revenue shortfall. With the inclusion of the Observatory impact, our metrics, Core FFO per Share and G&A Expense as a Percentage of Revenue fell short of target, while our metrics of Same-Store Cash NOI Growth and Property Operating Margin exceeded target.
- In the midst of the necessary adjustments to the COVID-19 disruptions, management excelled in the achievement of its ESG goals. Industry leading indoor environmental quality measures enabled the Observatory to be one of the first tourist attractions in New York City to reopen; we became the first commercial portfolio in the Americas to achieve a WELL Health-Safety Rating; in our 2020 first year of submission, we achieved a GRESB 5 Star Rating with a score of 88 and an "A" disclosure rating; we were awarded Fitwel certification for 83% of our Manhattan portfolio; we maintained ENERGY STAR certification for 76% of our square feet, and we negotiated for our portfolio to be powered 100% by renewable wind electricity as of January 2021.
- To balance outstanding performance by management in many areas against market turmoil and poor TSR, the Compensation and Human Capital Committee, with full support from the management team, took the unprecedented step to exercise negative discretion and reduce the annual incentive bonus awards to our CEO; our EVP, Real Estate; and our EVP, General Counsel by over 15%. These NEOs received the lowest annual incentive bonuses since our IPO for 2020. Our new CFO's bonus was agreed upon by the terms of her hire and not reduced. Additionally, in March 2021 our new CFO was awarded a one-time, $500,000 equity grant with five-year time vesting to recognize extraordinary performance during 2020. See page 62 for more information.

$1.5 million
reduction (a 2.5% reduction) in G&A expenses in 2020 vs. 2019, excluding one-time severance charges

$0.4 million
voluntary cumulative reduction in actual 2020 base salary to CEO and EVP, Real Estate, vs. pre-pandemic target amounts for 2020

$3.9 million
voluntary cumulative reduction in equity compensation to CEO and EVP, Real Estate, in 2021 vs. pre-pandemic targets for 2020

$39 million
reduction in property operating expenses in 2020 vs. 2019

$10 million
reduction in Observatory expenses from in 2020 vs. 2019

Forfeiture of performance-based compensation awards for the 2018-2020 performance period

- For the 2018-2020 performance period, our three-year performance-based equity award was forfeited in its entirety because our company did not achieve the threshold TSR rankings.
- Thus, based on the performance standards set by the company to align with shareholders, our ongoing NEOs have received a 0% payout on performance equity awards with performance periods that ended in the past three years, consistent with results for shareholders of the company and in New York office REITs generally.

Compensation Best Practices

We have adopted many market best practices with respect to our compensation program. Highlights of those practices are set forth below.

What we do

- ✔ We pay for performance, and our compensation programs are designed to have direct alignment with TSR

- ✔ We use multiple performance metrics and both short term and long term performance periods in granting equity awards to foster achievement across multiple business goals and time periods

- ✔ We have implemented a clawback policy that allows for the recovery of previously paid cash and equity compensation

- ✔ We have "double-trigger" change in control benefits

- ✔ We have robust stock ownership guidelines for our NEOs and directors

- ✔ We obtain confirmation from an independent consultant that our compensation structure does not encourage excessive or inappropriate risk taking

- ✔ We align the interests of our shareholders and NEOs by granting long-term equity awards that vest based on both achievement of TSR targets and continued service over time

- ✔ We engage an independent compensation consultant to advise the Compensation and Human Capital Committee, which is comprised solely of independent directors

What we do not do

- ✘ We do not provide "golden parachute" tax gross-up payments

- ✘ We do not have "single-trigger" change in control benefits

- ✘ We do not allow hedging; our Compensation and Human Capital Committee must approve any pledge of company stock by executives and other key employees

- ✘ We do not encourage unnecessary or excessive risk taking; incentive awards are not based on a single performance metric and do not have guaranteed minimum payouts

- ✘ We would not allow repricing of stock options unless with shareholder consent (at this time, we have not granted stock options at all)

- ✘ We do not provide perquisites for our NEOs, with the exception of very limited perquisites for our CEO structured with safety considerations and for specific business purposes

Shareholder Engagement on Executive Compensation

At our annual meeting in May 2020, our say-on-pay vote received approximately 62% support. Although this exceeded majority approval, this was a decline from previous years and below what the board and management consider satisfactory.

Say-on-Pay Voting Results		
2018	**2019**	**2020**
98%	94%	62%

In connection with the 2020 annual meeting and thereafter, we contacted our institutional shareholders as well as ISS and Glass Lewis to solicit feedback about our executive compensation program.

- Leading up to our 2020 annual meeting, we contacted shareholders that represent over 86% of our outstanding common stock. After the annual meeting, we contacted our institutional shareholders that represent over 78% of our outstanding common stock to receive their feedback, and we held meetings with shareholders that represent over 65% of our outstanding common stock.

- Our independent directors led the majority of these meetings, with participation by members of our investor relations and legal departments. While the general consensus from those engagements was positive, a number of our shareholders provided constructive feedback that we have considered and incorporated in our 2021 compensation program, as summarized on the next page.



2020 Annual Outreach and Say-on-Pay Vote		**Targeted Shareholder Outreach**		**Compensation and Human Capital Committee Assessment**		**Compensation and Human Capital Committee Actions**
Spring 2020	▶	Fall/Winter 2020	▶	Winter 2020	▶	Commencing 2021

Topic	What We Heard	What We Did
NEO Pay Magnitude	There were questions around the magnitude of NEO compensation in consideration of our peers, particularly in comparison of company size and historical performance.	▪ Mr. Malkin initiated a reduction in his base salary to $1.00 for the second quarter of 2020 in response to COVID-19 and initiated further adjustment in his base salary rate for August through December 2020 from $810,000 to $540,000. Mr. Durels voluntarily agreed to an adjustment in his annual base salary rate for the same period from $700,000 to $525,000. Out of deference to market conditions, both of their salaries will remain at the reduced rate in 2021 until, if and when, further committee action is taken to restore such base salaries to pre-COVID-19 levels. ▪ Mr. Malkin initiated a reduction to the grant date fair value of his 2021 LTIP award by at least $2.7 million and Mr. Durels' 2021 LTIP award by at least $1.2 million. ▪ Mr. Malkin agreed with the Compensation and Human Capital Committee's exercise of negative discretion to reduce his annual incentive bonus award, and that of other ongoing NEOs, by over 15% in deference to TSR results and pandemic impacts on performance. See page 62 for more information.
Clarity and Objectivity in Annual Incentive Bonus Metrics	Shareholders expressed a desire to understand better our annual incentive bonus metrics, including how and why we chose our metrics and targets, which goals are most important and how the committee evaluates and factors in subjective components.	▪ We modified our annual incentive bonus program with new metrics and weightings that reinforce the rigor of the program and better explain alignment with our shareholders. See page 49 for more information. ▪ We enhanced proxy disclosure throughout, providing additional and clear rationale with respect to our pay decisions, and the linkage to performance.
Bonus Election Premium	There was support of the enhancement in shareholder alignment when our NEOs elect to take their annual incentive bonus in the form of LTIP units. A few shareholders stated that the disclosure of the 125% election premium that vests over three years was not present in the Summary Compensation Table and seemed high.	▪ For those individuals who elect to take their annual incentive bonus in three-year time-based equity rather than cash, we have reduced the election premium for 2021 and future years from 125% to 120% of the face amount while continuing to require a three-year vesting plus a two-year holding period. ▪ The committee determined to lower to 120% based on a survey of peer practice, which showed that 120% was the lowest premium being used in the REIT market where there is an option to convert annual incentive bonus to time-based equity. See page 49 for more information. ▪ We have revised the Summary Compensation Table to include such premium. See page 71 for more information.
Rigor of Performance Equity Goals	There was support for our relative TSR metrics, our chosen indices, and the strong pay for performance alignment evidenced by forfeiture of awards in 2018, 2019 and 2020, however, shareholders expressed a desire to see our relative TSR targets require outperformance of the applicable index.	▪ We increased the target TSR in our long-term equity plan from 50th percentile to the 55th percentile of our peer group and continue to require outperformance at the target level in measuring by basis points. See page 50 for more information.
ESG Metrics	We received positive comments on our ESG achievements in 2020. We were encouraged to adopt more objective / quantitative criteria for evaluating of future performance in this category.	▪ We plan to include specific ESG metrics evaluated on a points system to enhance quantitative criteria and reduce subjectivity in 2021 annual incentive bonuses, which we have described on page 50.
Peer Group	While investors recognize the relevance of direct competitors in New York City and the inclusion of such companies in our peer selection, it was noted that appropriately sized companies should be a key determinant for selecting reasonable peers.	▪ We undertook a fresh evaluation and revised our peer group to align better with our size. ▪ For example, despite directly competing with Boston Properties, we excluded it from our new peer group in light of the differences in our operating model and size, and we added a number of other companies of comparable market capitalization, which increases the alignment of the peer group approved by the Compensation and Human Capital Committee with the peer set against which others, including proxy advisory firms, evaluate our compensation. See page 54 for more information.

CORPORATE GOVERNANCE

Board Composition and Refreshment

Director Qualifications

Per our Corporate Governance Guidelines, directors should:

- possess the highest personal and professional ethics and integrity, exercise good business judgment, and commit to represent the long-term interests of the company and our shareholders;
- have the time, interest and ability to engage actively in the board, its committees and outreach with management;
- have an inquisitive and objective perspective, practical wisdom and mature judgment; and
- serve our goal of diversity to provide a range of viewpoints relevant to our business.

In order to build an independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders, our board seeks out an overall mix of directors with:

Relevant Skills and Experience for a publicly-traded, NYC-based office REIT	Our board continually evaluates its composition and collective expertise based on the company's needs as a publicly-traded, NYC-based office REIT and the company's strategy. See page 19 for more information.
Diversity including as to race, gender, age and experiences	- The board seeks diverse candidates in terms of race, gender, age and experiences. - We have appointed three independent, diverse directors in the last four years. - The board evaluates the effectiveness of its director diversity efforts through its annual self-evaluation process and on an ongoing basis through its director candidate search processes led by the Nominating and Corporate Governance Committee.
Independence and avoiding conflicts of interest	- Our Corporate Governance Guidelines provide that a majority of our directors serving on our board must be independent as required by the listing standards of the NYSE. - Our board has adopted director independence standards that assist our board in making determinations with respect to the independence of directors. - Our board considers other positions a director or a director candidate has held or holds (including other board memberships) and any potential conflicts of interest to ensure the continued independence of the board and its committees. - There are no family relationships among any of our directors, executive officers and key employees.
Attention and Focus by each director in light of other obligations	- Directors must be willing to devote sufficient time and effort to carry out their duties and responsibilities effectively and should be committed to serve on our board for an extended period of time. - Our Corporate Governance Guidelines provide that directors are limited to service on no more than four other public company boards (two, if the director is a CEO or equivalent position). Pre-existing positions in excess of these limits may be maintained unless our board determines that doing so would impair the quality of the director's service to our board. - The Nominating and Corporate Governance Committee ensures that any potential nominee is not an employee or agent of, and does not serve on the board of directors or similar managing body of, any of our competitors. - The Nominating and Corporate Governance Committee determines whether the potential nominee has a material interest in any transaction to which we are a party.
Balance of Tenures between knowledge of the company and fresh perspectives	- In February 2020, we modified our policy regarding director tenure. Per our Corporate Governance Guidelines, we seek a balance of (i) new perspectives and refreshed composition and (ii) long-tenured experience and continuity. We recognize that a director's term should not extend beyond such director's ability to contribute and such director's commitment to the board, as evidenced by board and committee meeting attendance and participation. - In the past four years, we have rotated in four new directors and rotated out two directors.

Identifying and Evaluating Candidates for Director

Identification of Candidates

Nominating and Corporate Governance Committee

At each of its regularly scheduled quarterly meetings, the committee reviews the board's current composition and considers whether it would be in the best interests of the company to bring on a new director who may add experience and skillsets that would complement the company's long-term strategy. The committee develops criteria for any search process, including any specific desired skills, experiences, characteristics or qualifications, and typically engages an independent director search firm to assist in the search.

Internal Recommendations

The committee may solicit recommendations for director nominees from non-management directors, executive officers or any other source it deems appropriate.

Shareholder Recommendations

The committee will also consider properly submitted shareholder recommendations for candidates. Any shareholder recommendation should include the nominee's name and qualifications for board membership. The recommending shareholder should also submit evidence of the shareholder's ownership of our shares, including the number of shares owned and the length of time of ownership. See page 98 for more information.

Nominating and Corporate Governance Committee Consideration of Candidates

The Nominating and Corporate Governance Committee discusses, assesses and interviews candidates identified by any of the above sources and considers whether, among other things, such candidates' backgrounds and experiences fulfill the "Director Qualifications" as outlined on page 17 and would align with the company's long-term strategy, enhance the board's diversity and preserve the dynamic and effective culture that it believes exists in the board's current composition.

Prior to a vote as to whether a potential nominee is recommended to our board, each member of the committee is provided reasonable access to such potential nominee. Such access includes a reasonable opportunity to interview such potential nominee and to submit questions to such potential nominee. In addition, each potential nominee must provide the Nominating and Corporate Governance Committee with a written detailed biography and must identify the committees of our board on which the potential nominee would be willing to serve. The committee then makes recommendations to the board to consider such candidates.

Board Evaluation, Appointment, Nomination

Once the Nominating and Corporate Governance Committee has identified candidates and has recommended such candidates to the board, the board then evaluates such candidates. The board's evaluation includes, as it deems necessary, additional interviews and discussion as well as an analysis of such director's independence. The board recommends nominees for a shareholder vote at the next annual meeting.

Annual Shareholder Vote to Elect Directors

All directors are elected annually and subject to a plurality voting standard.

Our board has adopted a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively "against" his or her election than votes "for" his or her election will, within two weeks following certification of the shareholder vote with respect to such election, submit a written resignation offer to our board for consideration by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following such certification, make a recommendation to our board concerning the acceptance or rejection of the resignation offer. Our board will take formal action on the recommendation no later than 90 days following such certification. We will publicly disclose, in a Current Report on Form 8-K or periodic report filed with the Securities and Exchange Commission (the "SEC"), the decision of our board, including an explanation of the process by which the decision was made and, if applicable, its reason(s) for rejecting the tendered resignation.

Annual Board Self-Evaluation

The Nominating and Corporate Governance Committee also takes the results of the board's annual self-evaluation into account when considering board candidates and composition. See page 29 for more information.

Director Skills to Support Our Strategy

Our board continually evaluates its composition and collective expertise based on the company's needs as a publicly-traded, NYC-based office REIT and the company's strategy. For example, in recent years we added four new directors that enhanced the board's collective expertise in the following areas, among others:

- **Real Estate Experience** – We aimed to increase our board's core competency in real estate investment and finance with the addition of Mr. Hood, who served as chief investment officer in real estate for one of the largest institutional investors in the U.S., Prudential Financial, Inc.

- **Digital Media, Commerce and Technology** – We aimed to enhance our board's expertise in the digital sphere, which is critical to the development of both our real estate and Observatory businesses in a digital age, with the additions of Ms. Han, who has an extensive background in digital content delivery and mobile product development, and Mr. Hill, who has extensive experience in social media and online branding and presence.

- **Human Capital Management** – It is important that our board be able to guide our management team in setting company culture and developing and retaining top talent and as such, we enhanced our board's human capital management expertise with the additions of three directors who have experience in this area, Ms. Han, as CEO of Daily Burn, Mr. Hill as Vice Chairman of the Atlanta Hawks Basketball Club, and Mr. Hood as a former senior executive of PGIM Real Estate Finance.

- **Risk Management Experience** – We aimed to enhance our board's risk management expertise given the importance of identification, mitigation and disclosure of risk for a public company with the additions of Ms. Biddle, who has focused on this area through her management roles at publicly-traded Goldman Sachs and board role with CenterPoint Energy, and Mr. Hood who has focused on this area through his management roles with publicly-traded Prudential.

Skill/Qualification	Biddle	DeRosa	Gilbert	Giliberto	Han	Hill	Hood	Malkin	Robinson
Real Estate Experience — experience in the real estate industry, including experience with acquisition, financing and operation of commercial property		■	■	■		■	■	■	
Investment Experience — relevant investment, strategic and deal structuring experience	■	■	■	■		■	■	■	■
Target Tenant Industry Experience — knowledge and experience with the top five industries that make up the majority of our tenant base (consumer goods; finance, insurance, real estate; professional services; retail; technology)	■	■	■	■	■	■	■	■	■
Executive Leadership — leadership role as company CEO, President or other key executive position	■	■	■	■	■	■	■	■	■
Accounting Experience / Financial Literacy — financial or accounting experience and an understanding of financial reporting, internal controls and compliance requirements for public companies	■	■	■	■			■	■	
Digital Media, Commerce and Technology — experience in the digital media, commerce and technology industries					■	■			■
Human Capital Management — experience leading an organization, including setting company culture and attracting, motivating, developing and retaining talent		■	■		■	■	■	■	
Energy and Environmental Sustainability — experience in the management and oversight of energy, environmental and climate change issues								■	
Risk Management Experience — experience in identifying, managing and mitigating enterprise risks, including strategic, regulatory, operational and financial risks	■	■	■		■		■		■
Public Company Board Experience — Experience as a board member of another publicly traded company	■	■	■		■	■		■	■

PROPOSAL 1: ELECTION OF DIRECTORS

Our board currently consists of nine members, each serving for a term of one year or until his or her successor is duly elected and qualifies.

At the annual meeting, shareholders will be asked to elect each of the director nominees to serve until the 2022 annual meeting or until a successor is duly elected and qualifies. Our board, upon recommendation of the Nominating and Corporate Governance Committee, has nominated Leslie D. Biddle, Thomas J. DeRosa, Steven J. Gilbert, S. Michael Giliberto, Patricia S. Han, Grant H. Hill, R. Paige Hood, Anthony E. Malkin, and James D. Robinson IV to serve as directors. Each of the nominated persons currently serves as a member of the board and has consented to be named in this proxy statement and to serve as a director, if elected. If any nominee is unable to accept election, proxies voted in favor of such nominee will be voted for the election of such other person or persons as our board may select.

The election of each nominee requires the affirmative vote of a plurality of all the votes cast at the annual meeting at which a quorum is present in person or by proxy.

✓ **OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE.**

Information Regarding the Nominees

The following biographical descriptions set forth certain information with respect to each nominee for election as a director at the annual meeting. The biographical information includes the specific experience, qualifications, attributes and skills that led to the conclusion by our board that such person should serve as a director.

ANTHONY E. MALKIN



CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Age: 58

Director since:
2011

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
APi Group Corporation

BIOGRAPHY:

Anthony E. Malkin is our Chairman, President and Chief Executive Officer. He joined our predecessor entities in 1989. Mr. Malkin has been a leader in existing building energy efficiency retrofits through coordinating the team of Clinton Climate Initiative, Johnson Controls, JLL, and Rocky Mountain Institute in a groundbreaking project at the Empire State Building. Mr. Malkin led the development of standards for energy efficient office tenant installations which is now known as the Tenant Energy Optimization Program at the Urban Land Institute. Mr. Malkin is a board member of APi Group Corporation, the Real Estate Roundtable and Chair of its Sustainability Policy Advisory Committee, a member of the Climate Mobilization Advisory Board of the New York City Department of Buildings, a member of the Urban Land Institute, member of the Board of Governors of the Real Estate Board of New York, member of the Partnership for New York City's Innovation Council, and a member of the Building Committee of the Metropolitan Museum of Art. Mr. Malkin received a bachelor's degree *cum laude* from Harvard College.

Mr. Malkin was selected to serve as a member of our board based on his history with, and knowledge of, the company and his performance and achievements in his capacity as Chairman, President and Chief Executive Officer of the company.

SKILLS

 **Real Estate Experience**
Expertise gained from tenure as CEO of ESRT since its IPO in October 2013 and his many years with our predecessor

 **Investment Experience**
Valuable experience leading the company and its predecessor's entity investment strategy

 **Target Tenant Industry Experience**
Vast experience in the real estate industry, which sector (finance, insurance, real estate) comprises 17.3% of our tenant base

 **Executive Leadership**
Chairman, President and Chief Executive Officer, Empire State Realty Trust, Inc.

 **Accounting Experience/ Financial Literacy**
Expertise in public company financial reporting gained as CEO of ESRT

 **Human Capital Management Experience**
Experience building a strong culture and talent base as CEO of a publicly-traded company with 700+ employees

 **Energy and Environmental Sustainability Experience**
A pioneer in energy and environmental sustainability efforts in the real estate industry

 **Risk Management Experience**
Expertise gained as CEO of ESRT, particularly while bringing Empire State Realty Trust public in 2013

 **Public Company Board Experience**
APi Group Corporation (NYSE: APG) since 2019

LESLIE D. BIDDLE



INDEPENDENT

Age: 54

Director since:
2017

COMMITTEE MEMBERSHIP:
Audit; Compensation and Human Capital (Chair); and Nominating and Corporate Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
CenterPoint Energy, Inc.

BIOGRAPHY:

Leslie D. Biddle is currently a Partner and President at Serengeti Asset Management. Prior to joining Serengeti in 2013, Ms. Biddle spent nearly 10 years at Goldman Sachs, where she was most recently Global Head of Commodity Sales and the Chief Financial Officer of the firm's investments in the metals and mining sector. She held positions as head of Power, Metals / Industrial, Latin American and Environmental Commodities. Ms. Biddle was responsible for many of the structured transactions in the private equity and power spaces including the monetization of the Allegheny DWR Contract, the structuring of Calpine Construction Finance Company hedge, the Texas Genco acquisition, the Northern Tier Energy financing and the TXU leveraged buyout. Ms. Biddle was also a member of the firm's Finance Committee, Business Practices Committee, Firmwide New Activity Committee, Structured Investment Products Committee, and European Audit and Compliance Committee. She was named Managing Director in 2004 and Partner in 2006. Prior to joining Goldman Sachs, Ms. Biddle was a Vice President at the AES Corporation focusing on project finance and power plant development. She also served as a Vice President at the Overseas Investment Corporation, providing political risk insurance and financing to U.S. companies expanding overseas. Ms. Biddle currently serves as a member of the Board of Directors of CenterPoint Energy, Inc. She holds an A.B. from Colby College and has served as its Vice Chair of the Board of Trustees.

Ms. Biddle was selected to serve as a member of our board based on her extensive experience in global investment and finance.

SKILLS



Investment Experience
Extensive expertise in finance, complex structured transactions and project finance from her tenure as President, Serengeti Asset Management and 10 years with Goldman Sachs



Target Tenant Industry Experience
Experience working in the finance industry, which sector (finance, insurance, real estate) comprises 17.3% of our tenant base



Executive Leadership
Current President, Serengeti Asset Management



Accounting Experience/ Financial Literacy
Expertise in understanding and evaluating financial disclosures of companies gained from time as President of Serengeti Asset Management and Chief Financial Officer of Goldman Sach's investments in metals and mining sector



Risk Management Experience
Extensive experience mitigating risk while working on structured transactions in private equity and power space at Goldman Sachs and as a current board member of CenterPoint Energy



Public Company Board Experience
Serves on the board of CenterPoint Energy, Inc. (NYSE: CNP) since 2018

THOMAS J. DEROSA



INDEPENDENT

Age: 63

Director since:
2013

COMMITTEE MEMBERSHIP:
Audit

BIOGRAPHY:

Thomas J. DeRosa is the former Chairman and Chief Executive Officer at Welltower Inc. (NYSE: WELL), a position he held from 2014 to 2020. Welltower is an owner, manager, and developer of health care real estate and infrastructure, structured as a REIT. Previously, he served as the Vice Chairman and Chief Financial Officer of the Rouse Company, a leading owner, operator and developer of commercial real estate and master planned residential communities, from September 2002 until November 2004 when it was merged with General Growth Properties, Inc. (NYSE: GGP). Prior to joining the Rouse Company, Mr. DeRosa spent over 20 years in investment banking. From 1992 to September 2002, Mr. DeRosa held various positions at Deutsche Bank AG (NYSE: DB), including Global Co-Head of the Health Care Investment Banking Group, and at Alex Brown & Sons, including Managing Director of the Real Estate Investment Banking Group. Mr. DeRosa also served as a member of the board of directors of Dover Corporation (NYSE: DOV), a manufacturer and service provider for a broad range of specialized products and components, from 2007 to 2010. Mr. DeRosa is a member of the Global Advisory Board of Value Retail PLC, a U.K.-based owner, operator and developer of luxury outlet shopping villages in Europe and Asia. Mr. DeRosa served on the board of directors of Georgetown University from 2007 to 2013 and the Board of Overseers of the Columbia University School of Business from 2018 to 2020. Mr. DeRosa received a bachelor's degree from Georgetown University and an M.B.A. from Columbia University.

Mr. DeRosa was selected to serve as a member of our board because of his extensive experience as a senior executive and director of public, NYSE-listed companies, including REITs.

SKILLS



Real Estate Experience
Expertise gained from executive roles in the real estate industry as Chief Executive Officer of Welltower, as Chief Financial Officer of Rouse Company and Managing Director of the Real Estate Investment Banking Group at Alex Brown & Sons



Investment Experience
Valuable experience gained through 20 years spent in investment banking, investing in and managing companies



Target Tenant Industry Experience
Vast experience in the real estate industry, which sector (finance, insurance, real estate) comprises 17.3% of our tenant base



Executive Leadership
Former Chairman and Chief Executive Officer, Welltower, Inc.



Accounting Experience/ Financial Literacy
Expertise in accounting standards and interpreting financial statements gained from time spent as Vice Chairman and Chief Financial Officer of the Rouse Company



Human Capital Management Experience
Experience building a strong culture and talent base while Chief Executive Officer at Welltower



Risk Management Experience
Expertise in financial risk management from his CEO and CFO roles for Welltower and Rouse Company.



Public Company Board Experience
Former Chairman of the Board, Welltower, Inc. (NYSE: WELL) from 2014-2020

Former board member, Dover Corporation (NYSE: DOV) from 2007-2010

STEVEN J. GILBERT



LEAD INDEPENDENT DIRECTOR

Age: 73

Director since:
2013

COMMITTEE MEMBERSHIP:
Compensation and Human Capital; Finance; and Nominating and Corporate Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
MBIA, Inc.
TRI Pointe Homes, Inc.
Oaktree Capital Group, LLC
The Fairholme Funds (a mutual fund)

BIOGRAPHY:

Steven J. Gilbert has over 50 years of experience in private equity investing, investment banking and law, and he has invested in and managed numerous companies during his career. Mr. Gilbert has served as Chairman of the board of directors of Gilbert Global Equity Partners, L.P., a private equity fund since 1998, as Vice Chairman of the Executive Board of MidOcean Capital Partners, L.P, a private equity firm since 2005, and as Co-Chairman of Birch Grove Capital, a credit hedge fund since 2013. Mr. Gilbert also serves as a director of MBIA, Inc. (NYSE: MBI), a provider of financial guarantee insurance, fixed-income asset management and other specialized financial services, since 2011, as Chairman of the Board of TRI Pointe Homes, Inc. (NYSE: TPH), a single family home builder, since 2013, as a Lead Director of Oaktree Capital Group LLC (NYSE: OAK), a global alternative investment manager, and a director of The Fairholme Funds, a mutual fund (NASDAQ: FAIRX). He was previously Director of Waterpik, Inc., a manufacturer of personal and oral healthcare products, from 2013 to 2017, Vice Chairman of Stone Tower Capital, a leading independent investment manager, from 2010 to 2012, and Chairman and Senior Managing Director of SUN Group (USA), an investment firm, from 2007 to 2009. Within the past five years, Mr. Gilbert has served as Chairman of the board of directors of DURA Automotive Systems, Inc., an independent designer and manufacturer of driver control systems, CPM Holdings, Inc. (HKG: 0906), a manufacturer of process equipment used for oilseed and animal feed production, Co-Chairman of True Temper Sports, Inc., a manufacturer of golf shafts and precision sports equipment, and director of Olympus Re, a reinsurance company, as well as director of several privately held companies. Mr. Gilbert is a member of the Writer's Guild of America (East) and the Council on Foreign Relations and a director of the Lauder Institute at the University of Pennsylvania. He was previously a Trustee of the New York University Langone Medical Center. Mr. Gilbert received a bachelor's degree in economics from the Wharton School at the University of Pennsylvania, a law degree from the Harvard Law School, and an M.B.A. from the Harvard Business School.

Mr. Gilbert was selected to serve as a member of our board based on his extensive experience leading companies in the financial services industry and serving as a director of public, NYSE-listed companies.

SKILLS

 **Real Estate Experience**
Valuable experience with operation of real property serving as Chairman of the Board of TRI Pointe Homes, Inc., a leading home builder across the U.S.

 **Investment Experience**
Extensive background in private equity investing and investment banking spanning his 50-year career

 **Target Tenant Industry Experience**
Diverse experience across several industries within our tenant base including private equity with Global Equity Partners and MidOcean Capital Partners, hedge funds at Birch Grove Capital, specialized financial services with MBIA, real estate with TRI Pointe Homes and consumer goods at Waterpik

 **Executive Leadership**
Chairman of the Board, Gilbert Global Equity Partners, L.P.

 **Accounting Experience / Financial Literacy**
Expertise in accounting and financial reporting for a public company gained from his service as chairman of audit committees where he is qualified as an "Audit Committee Financial Expert"

 **Human Capital Management Experience**
Insight into attracting and developing talent gained through management of numerous companies throughout his career

 **Risk Management Experience**
Expertise in financial risk management from his many directorships for NYSE-listed companies such as TRI Pointe Homes, Inc., MBIA, Inc. and OakTree Capital Group LLC"

 **Public Company Board Experience**
TRI Pointe Homes, Inc. (NYSE TPH) since 2013
MBIA, Inc. (NYSE: MBI) since 2011
OakTree Capital Group LLC (NYSE: OAK) since 2016
The Fairholme Funds (NASDAQ: FAIRX) (a mutual fund) since 2014

S. MICHAEL GILIBERTO



INDEPENDENT

Age: 70

Director since:
2013

COMMITTEE MEMBERSHIP:
Audit (Chair); Finance; Nominating and Corporate Governance

BIOGRAPHY:

S. Michael Giliberto currently consults with investment management firms and has produced the Giliberto-Levy Commercial Mortgage Performance Index, an index that measures the investment performance of institutional-grade commercial mortgage whole loans, since 1993. He has consulted for several major real estate investment management firms and serves on the Real Estate Advisory Committee for the New York State Common Retirement Fund. He previously served as Director of Portfolio Strategy and Senior Portfolio Manager at J.P. Morgan Asset Management from 2002 to 2010, and before that, he served as the head of Real Estate Research at J.P. Morgan Investment Management from 1996 to 2002. Prior to joining J.P. Morgan, Mr. Giliberto worked at Lehman Brothers, Inc. in the Fixed-Income Research department from 1993 to 1996 and at Salomon Brothers Inc. in the Real Estate Research department from 1989 to 1992. Before his career in the financial services industry, Mr. Giliberto was a professor in the Real Estate and Urban Land Economics Department at Southern Methodist University in Dallas, Texas. Mr. Giliberto has authored multiple publications about real estate investment, performance, asset allocation and capital markets, and he has been an Adjunct Professor at Columbia University's Graduate School of Business since 2007. In the past, he has served on the Real Estate Information Standards Board, and he was a director of the Pension Real Estate Association, where he served as Treasurer and Chairman and was awarded the 1996 Graaskamp Award for research excellence. Mr. Giliberto received a bachelor's degree from Harvard College, a master's degree in business economics from the University of Hartford, and a Ph.D. in finance from the University of Washington.

Mr. Giliberto was selected to serve as a member of our board based on his extensive experience in real estate investment and finance.

SKILLS

 **Real Estate Experience**
Substantial industry expertise and influence as evidenced by his commercial mortgage performance index and decades of leadership positions with top financial institutions like J.P. Morgan

 **Investment Experience**
A wealth of experience in the investment space gained from his time at J.P Morgan Asset Management and as a consultant for several major real estate investment management firms

 **Target Tenant Industry Experience**
Extensive experience in the investment management sector, significantly in real estate investment management

 **Executive Leadership**
Director of Portfolio Strategy and Senior Portfolio Manager, J.P. Morgan Investment Management

 **Accounting Experience/ Financial Literacy**
Expertise in understanding and evaluating financial disclosures of companies gained from years with J.P. Morgan

 **Risk Management Experience**
Expertise in risk management gained from a career assessing commercial mortgage loans and real estate investments

PATRICIA S. HAN



INDEPENDENT

Age: 49

Director since:
2019

COMMITTEE MEMBERSHIP:
Compensation and Human Capital; Finance; and Nominating and Corporate Governance

BIOGRAPHY:

Starting in February 2020, Patricia S. Han is the Chief Product Officer of Care.com, the leading online care platform. Care.com is an operating business of IAC. From 2017 to 2020, Ms. Han served as the Chief Executive Officer at IAC's Daily Burn, Inc., a leading fitness tech brand. From 2013 to 2017, Ms. Han served as Chief Product Officer at IAC's Dotdash (formerly About.com), one of the top fifteen largest content publishers on the Internet. In 2012 and 2013, she served as the Senior Vice President of Product Management at WebMD LLC, one of the most trusted health brands on the web. Previously, Ms. Han held senior roles at DailyCandy, LLC, a pioneer in e-mail lifestyle newsletters, where she served as Vice President of Product Development and General Manager of Commerce from 2009 to 2012. Her professional experience includes serving as Vice President of Product Development at a variety of technology start-ups including Vindigo, Inc. (2000 to 2006) and Rave Wireless Inc. (2006 to 2007), and as Senior Web Producer for Juno Online Services (1998 to 2000). Ms. Han is credited with building some of the first widely-adopted mobile applications, including those for The New York Times and MapQuest. Ms. Han previously served as a member of the board of directors of Nutrisystem, Inc. She earned her Bachelor of Arts in 1993 from Cornell University.

Ms. Han was selected to serve as a member of our board based on her extensive experience in digital media and commerce.

SKILLS


Target Tenant Industry Experience
Vast knowledge in the technology industry gained through leadership roles at Care.com, Daily Burn, Inc., Dotdash and WebMD, among others, which segment (technology) comprises 11.6% of our tenant base


Executive Leadership
Chief Product Officer of Care.com
Former Chief Executive Officer of Daily Burn, Inc.


Digital Media, Commerce and Technology
Expertise in the digital commerce and technology sector having several leadership roles across the industry, including current role as Chief Product Officer of Care.com


Human Capital Management Experience
Successfully established company culture and managed senior talent as Chief Executive Officer of Daily Burn, Inc.


Public Company Board Experience
Director of Nutrisystem, Inc. (Nasdaq: NTRI) in 2018

GRANT H. HILL



INDEPENDENT

Age: 48

Director since:
2020

COMMITTEE MEMBERSHIP:
Finance; and Nominating and Corporate Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Campbell Soup Company

BIOGRAPHY:

Grant H. Hill is an owner and Vice Chairman of the Board of Directors of the Atlanta Hawks Basketball Club. Mr. Hill has invested in and developed more than $200 million of commercial real estate through Hill Ventures, Inc. He is the co-founder and a member of the investment committee of Penta Mezzanine Fund, a private investment firm that provides customized growth capital solutions to profitable, lower-middle-market companies nationwide. He is an independent member of the Board of Governors of the NCAA, a member of the Board of Directors and Secretary of the NBA Retired Players Association and a member of the Board of Governors for the Naismith Memorial Basketball Hall of Fame, amongst other professional and extensive community and not-for-profit involvements. Mr. Hill currently serves as a member of the Board of Directors of Campbell Soup Company. He earned a B.A. in History from Duke University. Mr. Hill is one of the greatest college and professional basketball players of all time and an Olympic gold medal winner.

Mr. Hill was selected to serve as a member of our board based on his extensive experience in consumer branding, leadership and team skills, and entrepreneurial successes. Mr. Hill was initially recommended to our board as a potential candidate by an independent consultant working with our Nominating and Corporate Governance Committee.

SKILLS


Real Estate Experience
Wealth of knowledge gained through investing in commercial real estate through Hill Ventures, Inc.


Investment Experience
Extensive experience as co-founder and member of the investment committee of Penta Mezzanine Fund


Target Tenant Industry Experience
Insight into the real estate industry through Hill Ventures, Inc. as well as the financial industry as a member of the Penta Mezzanine Fund Investment Committee


Executive Leadership
An owner and Vice Chairman of the Board of Directors, Atlanta Hawks Basketball Club


Digital Media, Commerce and Technology
Extensive experience in social media and online branding and presence


Human Capital Management Experience
Expertise in large company leadership as an owner and Vice Chairman of the Board of Directors of the Atlanta Hawks Basketball


Public Company Board Experience
Campbell Soup Company (NYSE: CPB) since January 2021

R. PAIGE HOOD



INDEPENDENT

Age: 62

Director since:
2020

COMMITTEE MEMBERSHIP:
Audit; Finance (Chair); and Nominating and Corporate Governance

BIOGRAPHY:

R. Paige Hood has over 32 years of experience in the real estate finance industry spanning national and international portfolios and a wide variety of property types and sectors. He spent the last 31 years of his career with PGIM Real Estate Finance, an asset management subsidiary of Prudential Financial, Inc., where he most recently served as Chief Investment Officer from 2016 to 2019. Prior to this position, he served as General Account Portfolio Manager for 13 years, during which time he grew PGIM Real Estate Finance's portfolio from a $16 billion domestic portfolio to over a $50 billion international portfolio. Mr. Hood earned a Top 100 Scholarship to, and his Bachelor of Science in Finance and his M.B.A from, Louisiana State University, Baton Rouge.

Mr. Hood was selected to serve as a member of our board on his extensive experience in real estate finance. Mr. Hood was initially recommended to our board as a potential candidate by an independent consultant working with our Nominating and Corporate Governance Committee.

SKILLS

 **Real Estate Experience**
Over 30 years of real estate finance industry experience with PGIM Real Estate Finance

 **Investment Experience**
Valuable experience gained while Chief Investment Officer at PGIM Real Estate Finance

 **Target Tenant Industry Experience**
Intensive real estate expertise gained during his more than three decades with PGIM Real Estate Finance

 **Executive Leadership**
Former Chief Investment Officer, PGIM Real Estate Finance

 **Accounting Experience/ Financial Literacy**
Vast accounting and financial literacy experience garnered while with PGIM Real Estate Finance

 **Human Capital Management Experience**
Experience in large company leadership as a former senior executive of PGIM Real Estate Finance

 **Risk Management Experience**
Perspective on risk management challenges gained from his role as Chief Investment Officer at PGIM Real Estate Finance, a publicly-traded company

JAMES D. ROBINSON IV



INDEPENDENT

Age: 58

Director since:
2015

COMMITTEE MEMBERSHIP:
Nominating and Corporate Governance (Chair)

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Olo Inc.

BIOGRAPHY:

James D. Robinson IV is currently a Founder and Managing Partner at RRE Ventures. He has been active within the technology community for over 30 years and has led investments in and served on the boards of more than 40 technology companies. He is a Co-Founder and Director of Abra, and a Director of HYPR, Netsertive, Noom, Securrency and TheSkimm. Mr. Robinson is a Board Observer at Digital Currency Group (DCG) and Bitpay. Mr. Robinson has been recognized on the Forbes Midas List of Top 100 VC's, as well as Institutional Investors' Top Fintech Investors. Previously, he worked at H&Q Venture Capital and J.P. Morgan & Co. Earlier, he founded IV Systems. Mr. Robinson currently serves as a member of the Board of Directors of Olo Inc., an e-commerce platform for multi-location restaurant brands, since 2008. Mr. Robinson holds an MBA from Harvard and a joint degree in Computer Science & Business Administration from Antioch College. He is a director of the New York City Partnership Investment Fund and the HBS Alumni Angels.

Mr. Robinson was selected to serve as a member of our board based on his more than 30 years of management and board experience in the technology industry.

SKILLS

 **Investment Experience**
Strong investment background as Founder and Managing Partner of RRE Ventures

 **Target Tenant Industry Experience**
Extensive experience working with many startups and enterprises in the technology and finance industries

 **Executive Leadership**
Founder and Managing Partner, RRE Ventures

 **Digital Media, Commerce and Technology**
Broad experience in the technology sector having served on the boards of more than 40 technology companies throughout his career

 **Human Capital Management Experience**
Perspective gained from building a strong talent base at RRE Ventures over its 25-year history

 **Risk Management Experience**
Expertise in risk management gained from investing and assessing technology companies and taking several of those companies public

 **Public Company Board Experience**
Olo Inc. (NYSE: OLO) since 2008

Our Chairman Emeritus

Peter L. Malkin, our Chairman Emeritus, may attend meetings of our board, but does not have board member voting status.

PETER L. MALKIN

Age: **87**

Peter L. Malkin is our Chairman Emeritus. Peter L. Malkin joined his father-in-law and Malkin Holdings LLC's co-founder, Lawrence A. Wien, as a principal of Malkin Holdings LLC in 1958, and was responsible for the syndication and supervision of property acquisitions and operations of Malkin Holdings LLC. Peter L. Malkin is the founding chairman and a director of the Grand Central Partnership, The 34th Street Partnership and The Fashion Center Business Improvement District, each of which is a not-for-profit organization that provides supplemental public safety, sanitation and capital improvement services to a designated area in midtown Manhattan. Peter L. Malkin is also Co-Chairman of the Emeritus Council of Directors of Lincoln Center for the Performing Arts, Inc. (having been the longest serving board member of that institution), Founding Chairman and currently Chairman Emeritus of the Dean's Council of the Harvard Kennedy School, Co-Chair Emeritus of The Real Estate Council of the Metropolitan Museum of New York, founding Co-Chair with Paul Newman and Co-Chair Emeritus of Chief Executives for Corporate Purpose, a member of the Global Wealth Management Advisory Committee of Bank of America, a member of the Advisory Committee of the Greenwich Japanese School, a partner in the New York City Partnership and a director of the Realty Foundation of New York. Peter L. Malkin received a bachelor's degree *summa cum laude*, Phi Beta Kappa, from Harvard College and a law degree *magna cum laude* from Harvard Law School.

Leadership Structure of Our Board of Directors

Majority Independent Board	Lead Independent Director
Our board has determined that each of our directors, other than Anthony E. Malkin, has no material relationship with us (either directly or as a partner, shareholder, director or officer of an organization that has a relationship with us) and is "independent" as defined in the NYSE listing standards and our director independence standards. No director participated in the final determination of his or her own independence.	Our board understands there is no single, generally accepted approach to providing board leadership and does not have a fixed policy regarding the separation of the roles of CEO and Chairman of our board. Given the dynamic and competitive environment in which we operate, the board believes that the appropriate leadership may vary as circumstances warrant and that currently it is in our company's best interests to have Anthony E. Malkin serve as Chairman of our board and CEO because combining these roles in him promotes effective leadership, taps his depth of knowledge about our company and assets, and provides the clear focus needed to execute our business strategies and objectives.
The board has also determined that members of each of its four standing committees is independent as defined under NYSE rules and, where applicable, also satisfies the committee-specific requirements set forth on page 27.	Given the combined Chairman and CEO role, our board has appointed Steven J. Gilbert as Lead Independent Director, to assume duties which are codified in our Corporate Governance Guidelines, including calling and chairing executive sessions of the independent directors, reviewing and commenting on board agendas prior to meetings, facilitating communications, resolving any conflict among directors or between directors and senior management, and consulting with and providing counsel to our CEO as needed or requested. In accordance with such guidelines, our Lead Independent Director is elected annually by a majority of the independent directors.
The independent members of our board meet in executive session during each regularly scheduled meeting of our board without the presence of any persons who are part of our management. The executive sessions are chaired by our Lead Independent Director.	

Board Oversight of Strategy

Our Strategy	
▪ Capitalize on our environmental leadership ▪ Pursue attractive acquisition and redevelopment opportunities ▪ Proactively manage our portfolio ▪ Post-COVID-19 restore Observatory cash flow generation	Our board actively participates with management in the development, evaluation and refinement of our business strategy to help ensure that our strategic priorities are thoughtfully constructed and well-articulated to all constituents. See page 5 for more information on our strategy. ▪ The board receives updates from management, including on progress toward our long-term redevelopment and repositioning program, potential acquisition opportunities, proactive management of our portfolio revenue and expenses and tenant relationships, Observatory performance, ESG initiatives, changes in market conditions and external opportunities and challenges. ▪ The board assists our management to refine its business strategy and react to particular opportunities or challenges that arise. While management is charged with the definition and execution of strategy on a daily basis, the board monitors and evaluates performance through regular updates and active dialogue with our senior management team. Aspects of our business strategy are discussed at every meeting, and key elements of our strategy are embedded in the work performed by the committees of the board. The directors on our board believe that, through these ongoing efforts, they are able to focus on our performance over the short, intermediate and long-term to secure long-term growth of the business for our shareholders. ▪ For more information on board oversight of ESG, see page "Environmental, Social and Governance (ESG) – Board and Management Oversight of ESG" on page 41.

Board Oversight of Risk

Objective	How We Get There
Maintain an effective risk oversight process to enable the board to monitor, evaluate and take action with respect to the company's most important business risks.	Management reporting of key enterprise risks to the board and its committees on a regular basis and distribution of oversight among the board and its committees to ensure appropriate time and attention is devoted to each risk.

Board Oversight

The board plays an active role in overseeing management's processes and controls to address the company's risks. The committees of the board assist the full board in such risk oversight on the specific matters within the purview of each committee as outlined below. The board believes that its role in the oversight of the company's risks complements our current board leadership structure, with a strong lead independent director, as well as our committee structure, as it allows our four standing board committees to play an active role in the oversight of the actions of management in identifying risks and implementing effective risk management policies and controls.

Audit Committee

- Financial risks
- Cybersecurity risks
- ESG risks, including climate change
- Regulatory and litigation risks
- Oversight of the ERM program
- Oversight of the company's Whistleblower Policy

Compensation and Human Capital Committee

- Human capital management risks, including DE&I, culture, pay equity, talent attraction and retention
- Risks relating to executive compensation arrangements

Finance Committee

- Risks relating to significant transactions and financings
- Risks relating to our capital structure and strategies

Nominating and Corporate Governance Committee

- Oversight of reputational and corporate governance risks, including potential conflicts of interest, director independence and ESG matters

Further, the board has engaged an independent consultant to supplement management's activities on enterprise risk assessment, which rotates through each area of our activities and reports on a quarterly basis to the Audit Committee. In addition to our board's review of risks applicable to our company generally, the board conducts an annual self-assessment in order to evaluate performance for the purpose of improving board and committee processes and effectiveness.

Management Oversight

Our senior management team is responsible for the day-to-day management of enterprise risks, including through the management of the company's ERM program. Management actively identifies, monitors and implements mitigation strategies with respect to such risks. As part of the ERM program and committee oversight responsibilities under the committee charters, management provides regular updates to the board and relevant committees. The below provides key examples of management oversight but is not intended to be an exhaustive list.

Financial Reporting Risks. Our Disclosure Committee, comprised of certain executives and senior employees involved in the financial reporting process, meets at least quarterly and additionally as often as circumstances dictate to ensure the accuracy, completeness and timeliness of our disclosure statements, and to evaluate the effectiveness of the design and operation of our disclosure controls and procedures. Their purpose is to bring employees from our core business lines together with employees involved in the preparation of our financial statements to consider the information required to be disclosed to the company's shareholders, the SEC and the investment community. Our Disclosure Committee reports to our CEO and CFO, and its findings are shared with the Audit Committee.

Cybersecurity Risks. Our Vice President, Information Security presents a cybersecurity update at each quarterly Audit Committee meeting, and cybersecurity is an area reviewed by internal audit testing.

ESG Risks. Our Sustainability Committee, led by the SVP, Director of Energy, Sustainability and ESG addresses key ESG risks including, but not limited to:

- Physical environmental risks, such as the environmental impact of our buildings in terms of energy consumption and emissions, the potential impact of extreme weather or natural disasters, indoor environmental quality concerns and climate change risks;
- Regulatory risks related to changing environmental regulations such as Local Law 97 and NYC's Climate Mobilization Act; and
- Social risks, including DE&I, employee health and wellness and talent attraction and retention.

Public Health Crisis – COVID-19. As the COVID-19 pandemic has developed, the board has received frequent updates on the impact to the company's employees, operations and tenants and reviewed with management the various measures being taken to protect people's health.

Board Committees

Our board has four standing committees: an Audit Committee, a Compensation and Human Capital Committee, a Finance Committee and a Nominating and Corporate Governance Committee. The current charter for each of these committees is available on our investor website at *investors.empirestaterealtytrust.com* in the "Governance Documents" section. The information available on, or otherwise accessible through, our website is not incorporated by reference into this proxy statement.

Audit Committee

Members:

S. Michael Giliberto (Chair)
Leslie D. Biddle
Thomas J. DeRosa
R. Paige Hood

Meetings held in 2020: **10**

We have adopted an Audit Committee Charter, which outlines the principal functions of the committee, including assisting our board in the oversight of:

- our financial reporting, auditing and internal control activities, including the integrity of our financial statements;
- oversight of our ERM program, including oversight of ESG risks;
- our compliance with legal and regulatory requirements and ethical behavior;
- the independent auditor's qualifications and independence;
- the performance of our internal audit function and independent auditor; and
- the preparation of the Audit Committee Report for inclusion in the annual proxy statement.

The Audit Committee is also responsible for:

- Engagement with our independent registered public accounting firm;
- Review with our independent registered public accounting firm of the plans and results of the audit engagement;
- Approval of professional services provided by our independent registered public accounting firm;
- Review of the independence of our independent registered public accounting firm;
- Consideration of the range of audit and non-audit fees; and
- Review of the adequacy of our internal accounting controls.

Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this proxy statement on page 84.

Each of the current members of the Audit Committee is "independent" and "financially literate" as such terms are defined by the applicable rules of the SEC and/or NYSE. Our board has also determined that each of Ms. Biddle and Messrs. Giliberto and DeRosa qualifies as an "audit committee financial expert" as defined in the rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002, as amended.

Compensation and Human Capital Committee

Members:

Leslie D. Biddle (Chair)
Steven J. Gilbert
Patricia S. Han

Meetings held in 2020: **5**

We have adopted a Compensation and Human Capital Committee Charter, which outlines the principal functions of the committee, which include:

- establish the company's general compensation philosophy and oversee the development, implementation and administration of compensation plans and equity-based plans;
- review and approve on an annual basis the corporate goals and objectives relevant to any compensation to be paid to the company's NEOs, evaluate the performance of the NEOs in light of those goals and objectives, and determine the NEO's compensation level based on this evaluation;
- consider the results of the most recent shareholder advisory vote on executive compensation and recommend to the board the frequency of such say-on-pay votes;
- review and make recommendations to the board with respect to non-executive director compensation;
- make recommendations to the board with respect to the company's incentive compensation plans and equity-based plans, including the equity incentive plan, and oversee the activities of the individuals and committees responsible for administering these plans;
- oversee, in consultation with senior management, regulatory compliance with respect to compensation matters;
- review and approve any severance or similar termination payments;
- assist the board in overseeing the development of executive succession plans;
- oversee the company's strategies and policies related to human capital management, including with respect to matters such as DE&I, workplace environment and culture, pay equity, and talent attraction and retention;
- prepare and recommend to the board for inclusion in the annual proxy statement the Compensation and Human Capital Committee Report; and
- retain and approve the compensation of any compensation advisors and evaluate the independence of any such compensation advisors.

Each of the current members of the Compensation and Human Capital Committee is "independent" as defined by the applicable rules of the NYSE and is a "non-employee director" as defined by the applicable rules and regulations of the SEC.

Finance Committee

Members:

R. Paige Hood (Chair)
Steven J. Gilbert
S. Michael Giliberto
Patricia S. Han
Grant H. Hill

Meetings held
in 2020: **5**

We have adopted a Finance Committee Charter, which outlines the principal functions of the committee, which include:

- provide advice to management and vote on management's recommendations to the board in all cases regarding any acquisition, disposition, or financing transaction, which may include without limitation, purchase, sale, secured and unsecured borrowing, drawdown under line of credit, merger, joint venture, divestiture, strategic investment, and issuance or repurchase of its debt or equity; and
- at the request of the board, provide advice to management and vote on management's recommendations to the board regarding other matters related to the debt and equity capital structure of the company, which may include without limitation, the company's financing plan from the perspective of cash flow, capital spending, and financing requirements, path to a credit rating, hedging program, policies and procedures governing the use of financial instruments, including derivatives, and the financial aspects of the company's insurance and risk management processes, in coordination with the Audit Committee of the board.

Nominating and Corporate Governance Committee

Members:

James D. Robinson IV (Chair)
Leslie D. Biddle
Steven J. Gilbert
S. Michael Giliberto
Patricia S. Han
Grant H. Hill
R. Paige Hood

Meetings held
in 2020: **4**

We have adopted a Nominating and Corporate Governance Committee Charter, which outlines the principal functions of the committee, which include:

- review periodically and make recommendations to the board as to changes in the size, composition, organization, function and operational structure of the board and its committees;
- review and make recommendations to the board on the range of qualifications, skills and experience that should be represented on the board and eligibility criteria for individual board membership;
- assist the board by identifying individuals qualified to become board members;
- recommend to the board the director nominees to fill a vacancy or to be elected at each annual or special meeting of the company's shareholders;
- recommend to the board the director nominees to serve on each board committee;
- develop, together with the Chairman of the board and members of senior management, and recommend to the board succession plans for the company's CEO and, if applicable, other senior executive officers;
- develop and recommend to the board the corporate governance principles and guidelines applicable to the company;
- review the company's Code of Business Conduct and Ethics periodically and review any reported alleged violations thereof;
- review and, where appropriate, approve specific or general categories of transactions or arrangements that may involve a "conflict of interest" (as defined in the company's Code of Business Conduct and Ethics);
- direct the board in the annual review of its performance; and
- consider social responsibility, environmental and sustainability matters and make recommendations to the board regarding, such matters.

Each of the current members of the Nominating and Corporate Governance Committee is "independent" as such term is defined by the applicable rules of the NYSE.

2020 Committee Chair and Member Refreshment

As the board is always looking to bring fresh perspectives to its committees, in 2020 the board, at the recommendation of the Nominating and Corporate Governance Committee, made the following changes to committee membership:

- Leslie D. Biddle took over as Chair of the Compensation and Human Capital Committee from James D. Robinson.
- After William H. Berkman retired from the board in August 2020, S. Michael Giliberto took over as interim Chair as the Finance Committee, ultimately transitioning leadership in February 2021 over to new director, R. Paige Hood, who joined the board in August 2020.
- Mr. Hood was added as a member of the Audit, Finance and Nominating and Corporate Governance Committees.
- Grant H. Hill, who joined the board in November 2020, was added as a member of the Finance and Nominating and Corporate Governance Committees.
- Mr. Robinson rotated off of the Compensation and Human Capital Committee and was replaced by Patricia S. Han, who joined the board in September 2019.

Other Board Matters

Board Meetings and Attendance

	Board	Audit	Compensation and Human Capital	Finance	Nominating and Corporate Governance
Number of Meetings	4	10	5	5	4
Attendance[1]	100%	94%	100%	100%	96%

[1] Aggregate attendance by all directors who were part of the board or applicable committee at the time of the meeting. No director nominee nor any director who served for all of a portion of 2020 attended fewer than 75% percent of the aggregate of the total number of meetings of the board and the total number of meetings held by all committees on which such director served.

Board and Committee Self-Evaluations

Annual board and committee self-evaluations facilitated by a third party

Throughout the year, our board discusses corporate governance practices with management and third-party advisers to ensure that the board and its committees follow practices that are optimal for the company and its shareholders. As part of this process, the board conducts an annual self-evaluation in order to determine whether it and its committees are functioning effectively. With concurrence from the board, the Nominating and Corporate Governance Committee develops and implements procedures for the design and implementation of the board self-evaluation process. In 2020, our board again engaged a third-party service provider to assist with developing and administering a director self-assessment questionnaire, with topics that included board and committee composition and culture, board and committee meetings and administration, the company's strategy and performance, succession planning and risk management. Our Chairman, President and CEO and Lead Independent Director conferred with board members and each committee chair to summarize the questionnaire responses and recommendations for discussion with the board. At its next in-person meeting, the board held a discussion of these topics.

Director On-Boarding and Continuing Education

The board has an orientation and on-boarding program as part of its effort to integrate new directors in their roles and familiarize them with the company. The company also provides continuing education for all directors.

New Director Orientation

Our orientation program is tailored to the needs of each new director depending on his or her level of experience serving on other boards and knowledge of the company or industry acquired before joining the board. Materials provided to new directors include information on the company's business plan, financial matters, corporate governance practices, the Code of Business Conduct and Ethics, and other key policies and practices. New directors meet with the Chairman, President and CEO, the Lead Independent Director, executive officers and other members of senior management for briefings on the executives' responsibilities, programs and challenges. New directors are invited for tours of our properties, including the at the Empire State Building. New Audit Committee members meet with representatives from our independent registered accounting firm.

Continuing Director Education

Representatives of management brief the board regularly on topics designed to provide directors a deeper understanding of various aspects of our business. Continuing director education is provided during portions of board and committee meetings and other board discussions. Our focus is on items necessary to enable the board to consider effectively long-term strategic issues and topics that address their fiduciary responsibilities. The Audit Committee devotes time to educating committee members about new accounting rules and standards and topics necessary for a good understanding of our accounting practices and financial statements. The Nominating and Corporate Governance Committee receives presentations by legal advisors on topics such as governance trends, shareholder activism and ESG. Our board members also regularly attend conferences on emerging topics such as BlackRock's Investment Stewardship Director Dialogue Day and actively participate in meetings with our shareholders as more fully described on page 47.

Communications with Our Board of Directors

We have a process by which shareholders and/or other parties may communicate with our board, our independent directors as a group, or our individual directors by e-mail or regular mail. Any such communication may be made anonymously. All communications by e-mail should be sent to Investor Relations at *ir@empirestaterealtytrust.com*. Communications sent by regular mail should be sent to the attention of the board, the Independent Directors, the Lead Independent Director, any of the Chairs of the Audit Committee, Compensation and Human Capital Committee, Finance Committee, or Nominating and Corporate Governance Committee, in each instance in care of the company's General Counsel at the company's office at 111 West 33rd Street, 12th Floor, New York, New York 10120. The company's General Counsel will review each communication received in accordance with this process to determine whether the communication requires immediate action. All appropriate communications received, or a summary of such communications, will then be forwarded to the appropriate member(s) of our board. However, we reserve the right to disregard any communication which the company's General Counsel determines is unduly hostile, threatening, illegal, unrelated to the company, or otherwise inappropriate.

Compensation of Directors

Members of our board who are not independent receive no additional compensation for their services as directors. Each independent director receives an annual base retainer for his or her services of $200,000. The annual base retainer is paid, at such director's election, either:

- 40% in cash and 60% in LTIP units issued pursuant to the Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan (our "2019 Equity Plan") and/or Restricted Shares under our 2019 Equity Plan, in each case with such equity awards to vest pro rata on an annual basis over a period of three years; or

- 100% in the form of such LTIP units and/or Restricted Shares, in each case with such equity awards to vest pro rata on an annual basis over a period of three years.

The following table sets forth each element of annual compensation payable to our independent directors for their services:

Role	Annual Compensation Amount ($)
Independent Director Base Retainer (60% equity / 40% cash or 100% equity)	200,000
Lead Independent Director	75,000
Audit Committee Chair	15,000
Compensation and Human Capital Committee Chair	12,500
Finance Committee Chair	12,500
Nominating and Corporate Governance Committee Chair	10,000
Independent Director Committee Membership Fee	5,000

Fees for service as the Lead Independent Director and on committees of the board are payable in cash. Independent directors are generally not eligible to receive fees for attending board or committee meetings. However, to the extent that an independent director attends board or committee meetings in excess of eight times per annum, such director will receive a fee of $1,500 for attending each such meeting in excess of such threshold (pro-rated for a partial year of service). We also reimburse each of our independent directors for his or her travel expenses incurred in connection with attendance at board and committee meetings. Each year, the Compensation and Human Capital Committee and board has consulted FPL Associates L.P. ("FPL"), an independent compensation consultant, regarding current levels and trends in director compensation at peer and other public companies, including a benchmarking analysis by the consultant, to assess the alignment of the company's compensation policies with peers and market practice. As a result of such discussion in each of 2018, 2019 and 2020, the committee determined not to make any changes to the director compensation program. The following table sets forth the compensation earned by each of our independent directors who served for all or a portion of the year ended December 31, 2020, under our director compensation program which has not been materially changed in the last four years:

Name	2020 Director Compensation		
	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[2],[3]	Total ($)
William H. Berkman[1],[4]	$ 10,224	$505,086	$515,310
Leslie D. Biddle	$ 19,330	$200,000	$219,330
Thomas J. DeRosa	$ 56,830	$149,670	$206,500
Steven J. Gilbert	$170,000	$120,000	$290,000
S. Michael Giliberto	$111,057	$120,000	$231,057
Patricia S. Han	$ 93,132	$120,000	$213,132
Grant H. Hill[1]	$ 7,890	$ 10,521	$ 18,411
R. Paige Hood[1]	$ 6,237	$ 83,152	$ 89,389
James D. Robinson IV	$ 14,670	$200,000	$214,670

[1] Partial year service. Mr. Berkman retired from our board on July 31, 2020. Messrs. Hood and Hill joined our board on August 1, 2020 and November 30, 2020, respectively.

[2] For the annual period beginning May 15, 2020, or in the case of Messrs. Hood and Hill, August 1, 2020 and November 30, 2020, respectively, Ms. Biddle and Messrs. Berkman, Hood and Robinson each elected to receive 100% of their annual base retainer in LTIP units, while Ms. Han and Messrs. DeRosa, Gilbert, Giliberto and Hill each elected to receive their annual base retainer 60% in LTIP units and 40% in cash.

[3] The stock awards were made in the form of LTIP units that vest pro rata on an annual basis over a period of three years after the date of grant, subject to continued service as director and acceleration in the event of a termination of service on account of death or "disability" (as defined in our 2019 Equity Plan). The amount shown is the aggregate grant date fair value of LTIP units issued to the director as calculated pursuant to ASC Topic 718, which is equal to $6.31 per unit for Mses. Biddle and Han and Messrs. Berkman, DeRosa, Gilbert, Giliberto and Robinson, $6.18 per unit for Mr. Hood and $9.19 per unit for Mr. Hill. The fair value of the awards was determined based on the fair value of our common stock at the grant date discounted for the restriction period during which the LTIP units cannot be redeemed or transferred and the uncertainty regarding if, and when, the book capital account of the LTIP units will equal that of the common units. See page 67 for more information. As of December 31, 2020, directors held the following number of unvested LTIP units: Mr. Berkman, 0; Ms. Biddle, 44,933; Mr. DeRosa, 32,255; Mr. Gilbert, 26,959; Mr. Giliberto, 26,959; Ms. Han, 22,999; Mr. Hill, 5,875; Mr. Hood, 25,242; and Mr. Robinson, 44,933.

[4] Our board agreed to accelerate the vesting of all of Mr. Berkman's LTIP units upon his retirement from our board on July 31, 2020. In accordance with his election to receive 100% of his annual base retainer in the form of LTIP units, Mr. Berkman was granted LTIP units with a dollar value of $200,000 on May 15, 2020. The value reported in the "Stock Awards" column above includes such amount plus $305,086 of incremental fair value attributable to the modification, in connection with his retirement, of his time-based LTIP awards granted on May 18, 2018, May 17, 2019 and May 15, 2020 as required to be reported by the SEC in accordance with ASC Topic 718.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Awards and Industry Leadership

- **The nation's largest 100% user of green power in real estate** per EPA Green Power Partnership report given 100% of our portfolio is covered by renewables.
- **100% of Portfolio Fully Powered by Renewable Wind Electricity** through the purchase of renewable wind electricity from Green Mountain Energy and Direct Energy
- **#1 most energy efficient REIT in NYC** based on kgCO_2e per square foot per Morgan Stanley February 5, 2020, research report: *Time for the Big Apple to Go Green: Office in Focus*
- **First commercial portfolio in the Americas to achieve WELL Health-Safety Rating**
- **GRESB 5 Star rating**, Green Star recognition and a score of 88 in our 2020 first year of submission, an achievement that places ESRT in the top 20% of all respondents
- **Fitwell certified across 83% of Manhattan portfolio**
- **76% ENERGY STAR certified**
- **LEED EB O&M v4 Gold at Empire State Building**
- **2020 Green Lease Gold Leader** in recognition of our dedication to sustainability in tenant spaces
- **Urban Land Institute** – Our CEO led the development of standards for energy efficient office tenant installations which is now known as the Tenant Energy Optimization Program at the Urban Land Institute
- **NYC Carbon Reduction Partnerships** – ESRT partnerships with the NYC Green Code Task Force, 80 x 50 Technical Working Group and NYC Mayor's Carbon Challenge
- **Real Estate Roundtable** – Our CEO is a board member and Chair of the Sustainable Policy Advisory Committee
- **Real Estate Board of New York** – Our CEO is a member of the Board of Governors and our SVP, Director of Energy, Sustainability and ESG is a committee member of the REBNY Sustainability Committee
- **Better Buildings Challenge** – Committed to the U.S. Department of Energy's Better Buildings Challenge, whereby we aim to reduce energy use intensity 20% by 2024
- **Climate Mobilization Act / Local Law 97 Advisory Board** – Our CEO is the sole industry member of the Climate Mobilization Act Advisory Board of the NYC Department of Buildings
- **Well Living Lab Alliance** – Member of the Well Living Lab Alliance, a global consortium of organizations that works to advance knowledge about how indoor environmental quality improves human health and well-being
- **Urban Green** – Our SVP, Director of Energy, Sustainability and ESG is a board member





























WELL HEALTH-SAFETY RATED 2020

GRESB ★★★★★ 2020

fitwel

ENERGY STAR

NYC CARBON CHALLENGE

EPA GREEN POWER PARTNER

Urban Green

GREEN LEASE LEADER GOLD

WELL LIVING LAB Alliance Supporting Member

The Real Estate Roundtable

U.S. GREEN BUILDING COUNCIL LEED GOLD USGBC

REBNY REAL ESTATE BOARD OF NEW YORK

NEW YORK STATE OF OPPORTUNITY. NYSERDA

Better Buildings CHALLENGE U.S. DEPARTMENT OF ENERGY

ESG Key Performance Indicators (KPIs)

Our ESG goals and key performance indicators allow us to measure the success of our efforts and identify and evaluate opportunities for improvement and set standards for ESG in real estate.

ESG Key Performance Indicators (KPIs)

ENVIRONMENTAL

- **Power portfolio with 100% green power and target reduction in energy use intensity by 20% by 2024**. Lead our industry in the transformation to green power – we currently power 100% of our portfolio through wind electricity. Additionally, in alignment with our commitment to the U.S. Department of Energy's Better Buildings Challenge, we aim to reduce energy use intensity 20% by 2024 through base building and tenant measures.

- **Target net-zero carbon emissions for Empire State Building by 2030 and the portfolio by 2035**. In alignment with the UN principle that society must reach net-zero emissions no later than 2050 to reach the 1.5 Celsius goal, we are targeting carbon neutral operations at the Empire State Building by 2030 and our entire portfolio by 2035.

- **Maintain industry leadership in indoor environmental quality**. We aim to be an indoor environmental quality leader through continuous research and enhancement of the capabilities of our buildings. We will continue to roll out top-of-the-line technologies for our buildings like active bipolar ionization air purification, CO_2 sensors with real-time reporting and MERV 13 filters; perform comprehensive indoor air quality testing; and partner with research organizations like the Well Living Lab Alliance to advance knowledge about how indoor environmental quality improves human health and well-being.

- **Increase waste diversion through recycling**. We aim continually to reduce our waste generation through improved technology and monitoring, including by conducting waste audits, diverting construction waste, composting, donation programs run through ESRT for our tenants, and conducting tenant engagement and education.

- **Reduce water use**. We aim continually to reduce our water usage through improved technology and monitoring, including through implementation of ultra-low flow touchless fixtures in all renovations and real-time water metering software across the portfolio.

SOCIAL

- **Enhance the DE&I of our organization**. We aim to enhance the DE&I of our organization through (i) transparency and disclosure of EEOC diversity data at all levels and (ii) implementation of formal policies that (a) mandate diversity in candidate pools for new hires and encourage promotion and advancement of diverse persons and (b) prohibit discriminatory practices in the workplace.

- **Maximize attraction and retention of highly valued talent**. We aim to create competitive compensation and benefits packages that keep pace with changing market practice and identify, nurture and train the right people for the right positions.

- **Strengthen our company culture and increase employee engagement**. To strengthen our company culture, we gather feedback through employee surveys and listening sessions, using a third-party facilitator as helpful, and integrate such feedback into our employee offerings.

- **Increase community engagement**. We are working to develop further a community engagement program with an emphasis on employee volunteerism which improves our communities, including company-sponsored volunteer events.

- **Monitor and enhance supply chain diversity**. We are implementing new initiatives to audit our vendors and enhance supply chain diversity.

GOVERNANCE

- **Robust board oversight**. Our board is committed to frequent engagement with management, company employees and outside advisors to maintain robust oversight of company ESG matters, risk, strategy and challenges like COVID-19.

- **Continuous stakeholder engagement**. We are committed to continuous engagement with key stakeholders, including shareholders, employees, tenants and brokers, among others, on matters including ESG, compensation and company strategy.

- **Transparent reporting**. We are committed to enhanced transparency and reporting, including through our inaugural Sustainability Report to be published in April 2021 and our participation in GRESB, WELL Health-Safety and Fitwel. We report to GRI standards, and our reporting aligns with TCFD and SASB frameworks, as feasible.

Environmental Performance

We believe in the power of building performance to improve employee productivity, enhance our competitive position among tenants and reduce our impact on the built environment. Our industry-leading sustainability strategy and implementation of best practices, state-of-the-art technologies and results-driven initiatives have positioned us to set the standard for real estate companies. We treat our portfolio as a laboratory where we continuously evaluate new and emerging technologies to optimize performance across our key priority areas to reduce energy, greenhouse gas emissions, water and waste consumption while promoting indoor environmental quality.



EMISSIONS
WASTE
KEY PERFORMANCE INDICATORS
ENERGY
WATER
INDOOR ENVIRONMENTAL QUALITY

Energy and Emissions

To achieve our ambitious net-zero carbon emissions by 2030 at the Empire State Building and across our portfolio by 2035, we focus on a reduction of energy usage and emissions in our buildings with technical and economic balance, partner with policy makers to achieve a renewable and resilient grid, offset the remainder of our operations with 100% renewable energy sources, and will develop onsite or community renewable energy and storage where viable.

Goals and Achievements



ENERGY

- **Target reduction in energy use intensity by 20% by 2024** as part of the U.S. Department of Energy's Better Buildings Challenge
- **100% of Portfolio Fully Powered by Renewable Wind Electricity.** We have purchased 100% renewable energy at Empire State Building since 2010 and portfolio wide as of January 1, 2021
- **Nation's largest 100% user of green power in real estate** per EPA Green Power Partnership report given that 100% of our portfolio is covered by renewables
- **#1 most energy efficient REIT in NYC based** on kgCO_2e per square foot per Morgan Stanley February 5, 2020, research report: *Time for the Big Apple to Go Green: Office in Focus*



EMISSIONS

- **Target net-zero carbon emissions.** Target net-zero carbon emissions by 2030 at the Empire State Building and across our portfolio by 2035
- **Exceed NYC GHG emissions goals.** Committed to identify pathways to exceed NYC goals to reduce greenhouse gas emissions 40% by 2030 and 80% by 2050
- **Meet Empire State Building Challenge.** Intend to meet the Empire Building Challenge and commit to leadership at a statewide level to achieve 85% local emissions reduction by 2035 in partnership with the grid

Energy Retrofit Project Leader

We completed a groundbreaking deep energy retrofit project at the Empire State Building, which serves as the leading global model demonstrating the business case for deep energy retrofits. Our Chairman, President and CEO led the development of standards for energy efficient office tenant installations which is now known as the Tenant Energy Optimization Program at the Urban Land Institute.

ENERGY STAR Certifications

As of December 31, 2020, 76% of our eligible floor area measured by square feet is ENERGY STAR certified. ENERGY STAR certified buildings meet strict energy performance standards set by the EPA. They use less energy, are less expensive to operate and have a reduced impact on the environment.



84[1]
Average ENERGY STAR Score
(eligible properties)

Average ENERGY STAR Score
90
80
70
60
50
40
84
82
84
84
84
82
84
ESRT
minimum eligible score and NYC 2017 median office
national median score
2014 2015 2016 2017 2018 2019 2020
Calendar Year

9
Properties

Totaling
7.2 MM SQ. FT.

76%
of our eligible floor area measured by square feet is **ENERGY STAR certified**

(1) Based upon the latest methodology and available certified scores.

Data Driven Performance

The foundation of our sustainability program is to measure, verify, manage and evaluate performance against our goals. We leverage data management platforms and cutting-edge technologies to provide advanced analytics and insights to inform and improve our performance. We partner with a leading energy analysis firm to review energy supply, demand, budgets and pricing to plan accordingly for energy supply and current and future renewable sources. Our data management platform provides advanced optimization, real-time metering and monitoring.

We are focused on ROI-driven energy efficiency strategies in leading technology and advanced analytics, and the achievement of our goals is supported by quantifiable performance improvements across our portfolio. Our holistic energy efficiency approach includes the following:



Real-Time Energy Management (RTEM)

Real-time energy consumption feedback allows us to realize cost and energy savings opportunities. We partner with The New York State Energy Research and Development Authority (NYSERDA) to implement RTEM incentives for control upgrades, chiller plant optimization, tenant energy management, tenant air handling units, lighting controls, plug load monitoring and ongoing services that use predictive analytics and diagnostics.



Renewable Energy

We offset our emissions through renewable energy credits. The Empire State Building has purchased over 41,000 MWh of Green-E Certified renewable energy credits to offset 100% of electricity and nearly 17,000 $MTCO_2e$.



Evaluate Performance

We perform energy audits and implement energy conservation measures. 100% of our properties have conducted energy audits in the last three years.



Reduce Peak Demand and Improving Grid Resilience

Demand Response programs reduce our energy consumption, costs and emissions. 100% of our properties in the NY region participate in Demand Response.



Tenant Engagement

We partner with our tenants to educate and drive ROI based energy efficiency practices.



Monitor Energy Consumption

We leverage advanced analytics and tracking energy data in ENERGY STAR Portfolio Manager to understand performance.

2020 Performance Results

Energy

2020 ENERGY CONSUMPTION DISTRIBUTION[1]
(MWh)



25,295 Fuel
43,243 Steam
182,143 MWh
89,361 Electricity

↓ **13%** reduction in like-for-like energy consumption versus 2019

Emissions

2020 GREENHOUSE GAS EMISSIONS[1]
($MTCO_2e$)



4,643 Scope 1
16,722 Scope 3
49,060 $MTCO_2e$
18,491 Scope 2

↓ **19%** reduction in like-for-like emissions versus 2019

[1] See "Additional Information Related to Our Environmental Performance Measures" on page B-1 for important information related to our environmental performance calculations.

Indoor Environmental Quality

For decades, indoor environmental quality has been a key tenet of our sustainability strategy. Our industry-leading, comprehensive and state-of-the-art program focuses on operational best practices, including MERV 13 filters, active bipolar ionization air purification technology, indoor air quality testing, CO_2 sensors and monitors to ensure healthy, productive spaces, green cleaning practices, integrated pest management strategies and low-emitting materials.

Goals and Achievements

INDOOR ENVIRONMENTAL QUALITY



- MERV 13 filters in 100% of ESRT controlled HVAC Systems
- Meet or exceed ASHRAE 62.1 standards for ventilation at 100% of properties
- Perform comprehensive indoor air quality testing at 100% of properties
- Implement green cleaning and integrated pest management practices at 100% of properties
- No or low VOC and no Red List Materials required as part of High-performance Sustainable and Healthy Guidelines
- Active bipolar ionization air purification in select spaces (currently installed in over one million square feet across the portfolio)
- Partnerships with research organizations like the WELL Living Lab Alliance, an alliance that works to advance knowledge of how indoor environmental quality improves human health and well-being

High Performance Healthy Buildings

High-Performance Sustainable and Healthy Guidelines are integrated into all leases. These guidelines include performance-based criteria for energy, water, indoor environmental quality, responsible materials specifications and waste diversion.

In 2020, Empire State Realty Trust was the first commercial real estate portfolio in the Americas to achieve the WELL Health-Safety Rating across 100% of its portfolio. The WELL Health-Safety Rating, developed by the International WELL Building Institute, is an evidence-based, third-party rating focused on operational policies, maintenance protocols, emergency plans and stakeholder education to address a post-COVID-19 environment and broader health and safety-related issues in the future. When faced with the most intense pandemic in over a century, ESRT developed a pathway for our employees, visitors and tenants to return to the office using leading indoor environmental quality technologies.

First commercial portfolio in the Americas to achieve WELL-Health-Safety Rating



Active bipolar ionization air purification has been installed in over 1 million square feet of office space across our portfolio.

We are part of the Well Living Lab Alliance, a global consortium of organizations that works to advance knowledge about how indoor environmental quality improves human health and well-being. A collaboration between Delos and Mayo Clinic, the Well Living Lab conducts research at the intersection of heath, building and behavioral sciences.

COVID-19 has demonstrated the critical role that buildings play in human health. Our strong foundation and continued focus and expertise in indoor environmental quality in buildings helped prepare us for the unanticipated challenge of COVID-19. Our enhanced indoor environmental quality and health and safety measures, which were already implemented in advance of the pandemic and further refined during the pandemic, allowed our employees, tenants, and visitors to return to our offices ahead of other companies. We continue to monitor and track performance as science, data, and knowledge evolve.

Active bipolar ionization air purification, which has been installed in over one million square feet of office space across our portfolio, neutralizes more than 99.9% of coronavirus particles, according to studies performed by Microchem Laboratory, one of the nation's preeminent laboratories for testing EPA- and FDA-registered sanitizing products, on behalf of the manufacturer, AtmosAir. Our installed active bipolar ionization syncs ionization technologies with a building's IT infrastructure, providing encrypted data, notifications and reports through self-calibrating sensors that monitor for chemical and biological contaminants.

Waste and Recycling

We deploy aggressive waste diversion strategies to meet and exceed local regulations and achieve our goals. From the facility team to employees, cleaning team and construction and demolition teams, we believe it is important to work with everyone to provide education programs and best practices to reduce overall waste generation and increase diversion rates. We continue to identify opportunities to track and report waste at each property to ensure waste is being collected and diverted in accordance with ESRT's guidelines.

Goals, Achievements and 2020 Performance Results

WASTE & RECYCLING



- **Committed to reducing waste generation**
- **Perform waste audits at 100% of properties annually** (note, this could not be effectively done in 2020 due to pandemic precautions and impact on waste diversion measures)
- **Improve waste performance.** Many of our properties have conducted waste audits and are actively improving performance through enhanced signage, employee and tenant engagement, and tracking and reporting measures
- **Pilot compost programs.** To further enhance our waste diversion program, we have pursued pilot compost programs with some of our largest tenants and offer furniture reuse and donation programs, and electronic waste collection opportunities

2020 WASTE PERFORMANCE[1]
(tons)



0.38% Compost
35% Recycling
5,362 tons
65% Landfill

Water Efficiency

We implement water efficiency strategies to support our water reduction goals and minimize our impact on the environment. Our key water efficiency initiatives include a combination of retrofits, submeters and pilot technology.

Goals and Achievements

WATER



- **Committed to reducing water use**
- **Implement ultra-low-flow fixtures in all renovations**
- **Install water submeters for key water-using systems**, including domestic hot water, irrigation systems, cooling towers and boilers. This enables us to monitor and measure water consumption by end use and identify areas for targeted reduction, while tracking progress from water efficiency upgrades, identify leaks from specific systems, and readily identify opportunities to increase water efficiency
- We have implemented an artificial intelligence software at certain properties to detect and stop water leaks, monitor water use, and analyze water use trends. WINT enables our Property Managers and Engineers to expertly manage water consumption and make informed operational decisions in real-time

2020 Performance Results

2020 WATER CONSUMPTION[1]
(m³)



$581,193 (2019)
$318,388 (2020)

↓ 44%
reduction in water consumption

[1] See "Additional Information Related to Our Environmental Performance Measures" on page B-1 for important information related to our environmental performance calculations.

Social Performance

We recognize that our success is realized through the attraction, retention, development, engagement and empowerment of a diverse pool of talent.

Diversity, Equity and Inclusion (DE&I)

We believe diverse perspectives and experiences enhance effective decision-making and innovation. We strive to create a diverse, inclusive workplace where people can be authentic in their roles. We want to continue to increase our diversity, particularly in leadership roles. We aim to enhance the DE&I of our organization through (i) transparency and disclosure of EEOC diversity data at all levels and (ii) implementation of formal policies that (a) mandate diversity in candidate pools for new hires, and encourage promotion and advancement of diverse persons and (b) prohibit discriminatory practices in the workplace. We believe that transparent reporting holds us accountable and is in the best interests of our stakeholders.

Our DE&I Policies

Hiring Practices	Discrimination-Free Workplace	Pay Equity
We are focused on ensuring diversity in applicant pools for every hire. To do this, we have implemented systems to track candidates through the HR process to ensure at least 25% of candidates presented to hiring managers for open roles represent diverse persons, where possible. We work with our recruiting firms to emphasize our requirement for highly qualified candidates from diverse backgrounds. We have also mandated two minority participants from NYC in our internship program.	Per our Employee Manual, everyone has the right to work in an environment that promotes equal opportunities and prohibits discriminatory practices, including sexual and other discriminatory harassment and retaliation. In keeping with this commitment, we will not tolerate unlawful discrimination (including any form of unlawful harassment or retaliation) at work or in work-related settings by or against anyone.	We believe people should be paid for what they do and how they do it, regardless of gender, race, religion, or other identity or personal characteristics. We set pay based on market data, as well as an individual employee's experience and performance. We consult with an independent third-party expert to review our pay practices.

Transparent Reporting

We currently report on the gender, racial / ethnic and age diversity of our organization. As of December 31, 2020, diverse groups were represented across our organization as follows:

DIVERSITY, EQUITY AND INCLUSION (DE&I)





(1) Based on company-wide employees, corporate and union, as of December 31, 2020.

(2) "Other" includes Native American or Alaska Native, Native Hawaiian or Pacific Islander, and "Two or More Races."

Human Capital

Talent Attraction and Retention

We know our future success depends upon our continued ability to attract, retain and motivate qualified employees. We offer meaningful and impactful wellness and benefit programs that address employee mental, physical, and social health and keep pace with changing market practice. Our current benefits include, among others, healthcare benefits, an employee assistance program (e.g., emotional support, work-life solutions, legal guidance, financial resources programs), wellness programs (e.g., virtual provider visits and 1:1 lifestyle coaching), family leave, sick leave, a 401(k) retirement savings plan (our "401(k) Plan"), flexible spending accounts, holiday and paid time off and tuition assistance.

In addition, as noted below, we offer training programs through our "Empire Academy" which allow employees to grow their skill sets and advance their careers.

Company Culture and Employee Engagement

To strengthen our company culture, we gather feedback through employee surveys and listening sessions, using a third party as helpful, and integrate such feedback into our employee offerings. For example, we conduct an Annual Employee Engagement Survey in Q1 of each year to measure our corporate employee's overall satisfaction with our company.

In 2020 we made the following changes, among others, as a result of feedback gathered through our 2020 Annual Employee Engagement Survey:

- Increased communication with employees from HR and leadership to enhance transparency and foster a sense of community; and
- Rolled out the internal sites for Human Resources and Benefits / Wellness for ease of utility for employees.

2020 Annual Employee Engagement Survey
▪ We achieved an overall enagement score of 84% in our 2020 annual employee engagement survey, representing an increase over prior years
▪ **96%** of employees reported having strong partnerships with their colleagues
▪ **96%** of employees were proud to work at ESRT

In various matters relating to our company performance and culture, we engage an ad hoc committee comprised primarily of junior to mid-level volunteer employees who function independently of senior management over a period of months to gather information and make recommendations. During the two-year period of 2018-2019 (before COVID-19 conditions limited committee meetings), four committees and 17% of employees were engaged. An example of one such committee was our Training and Development Committee, which formalized the development of educational engagement opportunities in 2019. We also engage outside consultants, where helpful, to ensure initiatives are implemented. For example, as part of the development of the education programs, we engaged an outside learning and development consultant to rebrand and expand ESRT's learning program, Empire Academy.

Training and Development

We believe continuous learning by our employees supports productivity, innovation, and retention, as well as personal and professional growth for the individual employee.

We aim to increase employee participation in our firm-wide training platforms like Linked-In Learning and to increase the quality of career development opportunities available to employees. We invest in training, including certain programs which are mandatory for all employees and other programs which are voluntary and self-directed on platforms provided to all employees by the company.

Empire Academy
▪ **100%** of employees engaged in coursework in 2020
▪ **64%** of employees completed voluntary coursework in 2020

Training is encouraged and monitored in semi-annual reviews with managers. Formal coaching is also extended to employees as determined beneficial.

Health, Safety and Wellness During COVID-19

Our priority during the ongoing COVID-19 pandemic remains protection of the health and safety of our employees, tenants and Observatory visitors. We established comprehensive health and safety protocols for building re-occupancy, and Observatory visit as outlined below.

Employee and Tenant Spaces

INDOOR ENVIRONMENTAL QUALITY & CLEANING

- Increased cleaning frequency of high touch points in common areas, and reduced touchpoints
- Regular tests of indoor air quality and water systems
- Frequent maintenance and cleaning of HVAC equipment and filter replacement
- MERV 13 filters and maximized ventilation in all ESRT controlled air handling systems
- Active bipolar ionization air purification system in select spaces that neutralizes more than 99.9% of coronavirus particles[1]

ENTRY AND COMMON AREA PROTOCOL

- Body temperature check and masks required by all for building entry and in all common areas
- Footprint markers and signage in lobbies, elevator banks and cabs to encourage physical distancing and control capacity
- Hand sanitizer dispensers located at lobby entrances and ground-level elevator banks

Observatory

INDOOR ENVIRONMENTAL QUALITY & CLEANING

- MERV 13 air filters
- Active bipolar ionization air purification that neutralizes more than 99.9% of coronavirus particles[1]
- Maximized ventilation / air replacement capacity throughout
- Cleaning and disinfection intended to neutralize coronavirus particles and align with WELL Health-Safety standards

CUSTOMER FACING PROTOCOLS

- Advance reservations required
- Reduction to 500 visitors spread over 70,000 square feet at any time
- Body temperature check and masks required for all guests and staff to gain entry
- Hand sanitizer dispensers deployed throughout high touch areas
- Physical distancing enforced through ground signage and flow control in known pinch point areas

Additionally, we introduced the following measures to support the wellness of our employees as part of our crisis response plan:

- We proactively engaged our IT department to prepare for the possibility of employees working remotely and provided additional equipment as necessary, so when the company shifted to work from home in accordance with government guidance, the transition was seamless.
- To engage and create a sense of community among our employees while they worked from home, we supported a network of videoconference platforms for convenient video communication among all employees, continued department and group meetings in virtual format, and hosted numerous virtual engagement events including trivia, bingo, book clubs, wine tasting and cooking classes, fitness classes, yoga, stretching and meditation.
- We rolled out an enhanced employee assistance program to provide mental health resources, financial guidance, legal assistance and related benefits to all employees.
- To keep our employees safe in our return in June 2020 to the office, we implemented active daily screening of COVID-19 symptoms through a service that also provides employees access to instant messaging communication with health providers, virtual appointments with doctors and testing.
- We increased our communication to employees through human resources as well as ongoing virtual Q&A sessions with the CEO.
- We instituted a cross-department team of employees to assist with the company's plan to return to the office, which included PPE and cleaning supply procurement, the creation of training content, reconfiguration of desk space and, as necessary. adjustment of employee schedules to allow us to comply with social distancing requirements.

---

[1] According to studies performed by Microchem Laboratory, one of the nation's preeminent laboratories for testing EPA- and FDA-registered sanitizing products, on behalf of the manufacturer, AtmosAir.

Community Engagement

We aim to further develop a community engagement program with an emphasis on employee volunteerism which improves our communities, including through company sponsored volunteer events. To elevate our employee volunteerism, we will implement a program to track employee volunteer hours so that we can report impactful and measurable community engagement metrics.

With the passing of COVID-19 we will continue to enhance our employees' volunteer and community engagement opportunities with organizations they feel passionate about that align with our company's mission to create healthy and resilient communities. We solicit employee feedback about the opportunities they would like to see before implementing our program.

The annual Empire State Building Run-Up challenges runners around the world to race up its famed 86 flights and 1,567 stairs, which some constitute as the ultimate test endurance. In 2019, the event was sponsored by Turkish Airlines and powered by the Challenged Athletes Foundation (CAF), the official charity of the run-up. As a world leader in helping people with physical challenges lead active and healthy lifestyles, CAF believes that participation in physical activity at any level increases self-esteem, encourages independence, and enhances quality of life. In 2019, approximately 200 runners from around the world participated. The event was cancelled in 2020 due to COVID-19.

The Empire State Building lights up 365 days a year and many of the lightings are directly related to social and charitable causes. The Empire State Building lights turned blue on October 13, 2020, to highlight more than 36,000 buildings and plants that have earned the EPA's ENERGY STAR certification.

In addition, we donated to 48 charitable organizations in 2019 and 36 such organizations in 2020, underscoring our commitment to supporting and improving the communities where we live and work.




200
runners from around the world participated in the 2019 Empire State Building Run-Up.

86
flights

1,567
stairs

Vendors & Procurement

We have implemented new initiatives to audit vendors, services, contractors and supply chain diversity and emphasize the importance of diversity to our current vendors. Our Vendor Code of Conduct guides ESRT vendors to meet our mandates and helps promote sustainability, diversity and ethical conduct in our vendor relationships. We seek vendors which provide products and services that embrace ESRT's commitment and enforce the Code provisions throughout their organization and across our supply chain.

Governance Performance

Board and Management Oversight of ESG

As ESG is a critical part of our business strategy, our entire board has responsibility for ESG oversight. Recognizing the significance, attention and focus that ESG strategy requires, our board has delegated specific ESG responsibilities to each of its committees:

Governing Body	Sustainability-related Responsibilities	2020 Sustainability-related Discussions
Board	Overall responsibility for strategy, including ESG. While the Nominating and Corporate Governance Committee makes recommendations with respect to ESG, the board has ultimate decision-making authority. ESG matters from each committee are also referred to the full board as appropriate.	Presentations by SVP, Director of Energy, Sustainability and ESG and discussion on reallocation of ESG responsibility among board committees.
Audit Committee	As part of its oversight of the company's ERM program, the committee reviews and discusses the company's risks and mitigants related to ESG, including environmental risks like climate change.	Discussions regarding ESG risks with internal audit consultant and management and determined to revise its charter to better capture ESG risk responsibility.
Compensation and Human Capital Committee	In 2020, we revised the committee title to emphasize the importance of its human capital management oversight duties. The committee is responsible for overseeing the company's strategies and policies related to human capital management, including with respect to matters such as DE&I, workplace environment and culture, pay equity, and talent attraction and retention.	Discussions regarding human capital management and determined to revise its charter to better capture human capital responsibility.
Finance Committee	The committee considers ESG opportunities and strategy in reviewing and analyzing significant transactions and financings.	Discussions regarding our sustainability competitive edge in relation to acquisition / redevelopment opportunities and developing relationships with minority depository institutions as part of broader commitment to supplier diversity.
Nominating and Corporate Governance Committee	The committee is responsible for considering social responsibility, environmental and sustainability matters, and making recommendations to the board regarding such matters.	Discussions regarding ESG strategy and determined to revise charter.

Our comprehensive, top-down approach to ESG is supported by the Sustainability Committee, led by our SVP, Director of Energy, Sustainability and ESG, and executed by the property management teams across our portfolio. The Sustainability Committee meets quarterly, and the standing members include our Chairman, President and CEO, CFO, Director of Leasing, property construction and operating executives and members of the legal and investor relations teams. The committee's agenda has evolved over time to reflect our company's proactive leadership and commitment to results.

ESG Compensation Metric

To hold management accountable for their ESG goals and commitments, in 2020 the Compensation and Human Capital Committee adopted the inclusion of an ESG metric as part of the 2020 annual incentive bonus with 10% weighting for the company's NEOs. The committee determined to increase such weighting to 15% for each NEO for 2021 annual incentive bonus compensation and implement a more quantitative framework. See page 49 for more information.

ESG component to NEO annual incentive bonus increased weighting from 10% to 15%

Governance Enhancements



(March 2018)
Adopted proxy access bylaw provision

(December 2019)
Codified guidelines for lead independent director

(December 2020)
Revised committee charters to reflect ESG oversight

(March 2019)
Adopted bylaw provision permitting amendment by shareholders

(February 2020)
Modified policy regarding director tenure
Added ESG metric to NEO compensation

(February 2021)
Implemented NEO compensation changes responsive to shareholder feedback

Stakeholder Engagement

A core component of our strategy is to foster continuous feedback with our stakeholders. Disclosure about our ESG practices enables our stakeholders to view our company holistically and understand our trajectory beyond fundamentals and financial metrics.

Shareholders	Our board is committed to frequent engagement with management and key stakeholders on our ESG, compensation and company strategy matters. Leading up to our 2020 annual meeting, we contacted shareholders representing over 86% of our common stock. Following our annual meeting, we contacted our institutional shareholders representing over 78% of our outstanding common stock to receive their feedback, and our directors held meetings with shareholders representing over 65% our outstanding common stock. Our SVP, Director of Energy, Sustainability and ESG, investor relations, legal and senior management team also engage with our shareholders throughout the year in a variety of forums including an emphasis on 1:1 engagement. Direct results of these engagements have driven increased disclosures and reporting on ESG initiatives and enhanced communication on our initiatives to highlight our achievements.
Tenants	Our tenants are our top priority and we focus on the creation of healthy, productive and sustainably built environments that attract and retain tenants and position us for long-term success. Through this lens, we elicit feedback from our tenants through annual tenant satisfaction surveys performed by a third-party across 100% of our portfolio regarding property management and sustainability. In addition, we directly engage with our tenants via town halls and education sessions specifically focused on sustainability.
Brokers	Our brokers receive continuous education on our actions to ensure they understand the details and clearly convey our value proposition, including frequent training sessions on ESRT's High-Performance Sustainable and Healthy Guidelines, health and wellness initiatives, awards and operational savings.
Employees	Our employees, including project management teams, leasing teams, investor relation teams, marketing teams and legal teams, are central to the execution of our vision and emulate ESRT's core values. The property management and engineering teams help to translate our sustainability strategy into action at each of our buildings. On a regular basis, we lead sustainability training for these teams.
Community	We are present and actively engaged in our communities as part of our commitment to better the places we live and work. Through community leadership, charitable donations and volunteerism, we will deliver on our commitment to our communities. See page 40 for more information.

Corporate Governance Policies and Practices

Corporate Governance Guidelines

Our board has adopted Corporate Governance Guidelines which address significant topics of corporate governance, including among others, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, director self-evaluation, management responsibilities, management succession, annual performance evaluation of management by our board and meeting procedures. These guidelines meet or exceed the listing standards adopted by the NYSE, on which our Class A common stock is listed. Our Nominating and Corporate Governance Committee is responsible for assessing and periodically reviewing the adequacy of the Corporate Governance Guidelines and will recommend, as appropriate, proposed changes to our board.

Director Tenure

In February 2020, the board approved an amendment to our policy addressing director tenure in our Corporate Governance Guidelines. The modified policy seeks a balance of (i) new perspectives and refreshed composition and (ii) long-tenured experience and continuity when evaluating director tenure. The policy expressly recognizes that a director's term should not extend beyond such director's ability to contribute and such director's commitment to the board, as evidenced by board and committee meeting attendance and participation.

Written Guidelines for Lead Director

In December 2019, we codified our lead independent director's rights and responsibilities in our Corporate Governance Guidelines to call and chair executive sessions of the independent directors, review and comment on board agendas prior to meetings, facilitate communications, resolve any conflict among directors or between directors and senior management, and consult with and provide counsel to our CEO as needed or requested. In accordance with such guidelines, our Lead Independent Director is elected annually by a majority of the independent directors.

Shareholder Amendment of the Bylaws

In March 2019, we provided our shareholders with the right to amend our bylaws, co-extensive with the right of the board to do the same. Our bylaws permit shareholders of the company to amend the company's bylaws by the affirmative vote of the holders of a majority of all the votes entitled to be cast on the matter. Prior to the adoption of this bylaw provision, the exclusive power to amend the bylaws was vested in the board. The board continues to have the ability to alter or repeal any bylaw provision, to adopt new bylaw provisions and to make new bylaws, co-extensive with the right of the shareholders described here. A shareholder amendment proposal may not adopt any provision inconsistent with the existing by-law provisions regarding (i) indemnification of directors and officers of the company or (ii) procedures for amendment of the bylaws, in either case, without the approval of the board.

Proxy Access

In March 2018, we adopted a proxy access bylaw provision, enabling a shareholder, or group of no more than 20 shareholders, meeting specified eligibility requirements, to include director nominees in the company's proxy materials for our annual meetings. See page 98 for more information.

20	**3% / 3 years**	**20%**
A shareholder, or group of no more than 20 shareholders	Owning at least 3% of the aggregate of the issued and outstanding common stock continuously for at least the prior three years	To nominate and include in our proxy materials the maximum number of director nominees that may be submitted pursuant to these provisions may not exceed 20% of the number of directors then in office.

Code of Business Conduct and Ethics

Our board has adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees and is reviewed and overseen by our Nominating and Corporate Governance Committee. We train our employees on the code on an annual basis and provide additional compliance training on key topics on a rotational basis, including insider trading, anti-harassment and discrimination and cybersecurity. All employees are required annually to reaffirm their compliance with the code.

Employees are required to speak up about misconduct and report suspected or known code violations. The code prohibits retaliation against anyone who raises an issue or concern in good faith. Any waiver of the code for our directors or executive officers may be made only by our board or one of our board committees. We intend to disclose on our website any amendment to, or waiver of, any provision of the code that would be required to be disclosed under the rules of the SEC or the NYSE.

Whistleblower Policy

Our Audit Committee has adopted procedures for (i) the anonymous and confidential submission by employees or other interested parties of complaints or concerns regarding violations of securities laws or questionable accounting, internal accounting controls or auditing matters, and (ii) the receipt, retention and treatment of employee complaints or concerns regarding such matters. If you wish to contact our Audit Committee to report complaints or concerns relating to the financial reporting of our company, you may do so via our hotline at (855) 326-9626, via email at *www.esrt.ethicspoint.com*, or in writing to our General Counsel or the Chairman of our Audit Committee, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120. Any such communication may be made anonymously.

OUR EXECUTIVE OFFICERS

Set forth below is the biographical information regarding our current executive officers of our company.



ANTHONY E. MALKIN

Chairman, President and Chief Executive Officer

Age: 58

Anthony E. Malkin is our Chairman, President and Chief Executive Officer. He joined our predecessor entities in 1989. Mr. Malkin has been a leader in existing building energy efficiency retrofits through coordinating the team of Clinton Climate Initiative, Johnson Controls, JLL, and Rocky Mountain Institute in a groundbreaking project at the Empire State Building. Mr. Malkin led the development of standards for energy efficient office tenant installations which is now known as the Tenant Energy Optimization Program at the Urban Land Institute. Mr. Malkin is a board member of APi Group Corporation, the Real Estate Roundtable and Chair of its Sustainability Policy Advisory Committee, a member of the Climate Mobilization Advisory Board of the New York City Department of Buildings, a member of the Urban Land Institute, member of the Board of Governors of the Real Estate Board of New York, member of the Partnership for New York City's Innovation Council, and a member of the Building Committee of the Metropolitan Museum of Art. Mr. Malkin received a bachelor's degree *cum laude* from Harvard College.



CHRISTINA CHIU

Executive Vice President and Chief Financial Officer

Age: 40

Ms. Chiu leads the company's finance function and is responsible for financial reporting, capital markets, financial planning and analysis, investor relations, tax, treasury and information technology. Ms. Chiu joined our company following an 18-year career at Morgan Stanley, where she had been a Managing Director since 2014. She was Chief Operating Officer of the Global Listed Real Assets business at Morgan Stanley Investment Management, responsible for business development and capital raising efforts, investor relationships, overseeing the day-to-day business and execution of strategic initiatives. In addition, she was responsible for Canadian REIT sector coverage and served as a member of the MSIM Sustainability Council and Listed Real Assets Investment Committee. She began her career as a real estate investment banking analyst on both principal investing and strategic advisory transactions. Ms. Chiu is a board member of Classroom, Inc., a non-profit organization which fosters literacy and leadership skills through digital learning games and curriculum. Ms. Chiu earned a bachelor's degree in Finance and Accounting *summa cum laude* from New York University Stern School of Business.



THOMAS P. DURELS

Executive Vice President, Real Estate

Age: 58

Thomas P. Durels is our Executive Vice President, Real Estate. Mr. Durels is responsible for all of our real estate activities, including leasing, property redevelopment, management and construction. He is a member of our acquisition and sustainability committees. Mr. Durels joined our predecessor in 1990 where he served in similar capacities, also supervised property acquisitions, and was involved in acquisitions and structured equity investments of over $1.1 billion. Prior to joining our predecessor, from February 1984 to April 1990, Mr. Durels served as Assistant Vice President at Helmsley Spear, Inc., with responsibilities in construction and engineering for its portfolio of office, hotel, residential and retail properties. Mr. Durels is a member of the Real Estate Board of New York, the Urban Land Institute and the Young Men's and Women's Real Estate Association, for which he served as Treasurer in 2003, and is a licensed real estate broker in New York and Connecticut. Mr. Durels received a bachelor's degree in Mechanical Engineering from Lehigh University.



THOMAS N. KELTNER, JR.

Executive Vice President, General Counsel and Secretary

Age: 74

Thomas N. Keltner, Jr. is our Executive Vice President, General Counsel and Secretary. He joined our predecessor in 1978, became a partner in 1982 and its first general counsel in 1997, and is now responsible for leading a legal staff that provides and coordinates legal services in our transaction, compliance and litigation matters. Before joining our predecessor, he served from 1974 to 1975 as law clerk to Judge Alfred P. Murrah, U.S. Court of Appeals (10th Circuit), and from 1975 to 1978 as an attorney in the real estate finance group at Shearman & Sterling. Mr. Keltner has served on the New York Advisory Board of the Stewart Title Insurance Company and as chairman and member of bar association committees on both real estate and business entities. He is a member of the Dean's Advisory Council at the Harvard Radcliffe Institute. He received a bachelor's degree *cum laude* from Harvard College and a law degree as a Stone Scholar from Columbia Law School.

COMPENSATION DISCUSSION AND ANALYSIS

This section of our proxy statement discusses the principles underlying our executive compensation policies and decisions. It also provides quantitative and qualitative information about the manner and context in which compensation is awarded to, and earned by, our NEOs who include our current executive officers and John B. Kessler, our former President and Chief Operating Officer, who exited that position effective June 10, 2020.

Executive Compensation Highlights

2020 Target Compensation Mix



CEO

- 89.2% Pay Aligned with Shareholders
- 52.7% Performance-Based
- 36.5% Time-Based Equity
- 10.8% Salary
- 16.2% Bonus
- 36.5% Performance-Based Equity

AVERAGE — OTHER NEOs

- 75.4% Pay Aligned with Shareholders
- 45.1% Performance-Based
- 30.3% Time-Based Equity
- 24.7% Salary
- 19.2% Bonus
- 25.9% Performance-Based Equity

2020 Compensation Components

Base Salary
Our NEOs' stable source of cash income at competitive levels and is unchanged since 2016 until an increase for 2020 for Mr. Durels. Mr. Malkin and Mr. Durels as part of their leadership response to COVID-19 took significant voluntary reductions later that year. See page 49 for more information.

Time-Based Equity Compensation
Long-term equity is granted in the form of LTIP units or Restricted Shares at the NEO's election. All of our NEOs have chosen the LTIP unit option.

Time-based awards generally vest 25% per annum over four years, subject to continued employment. See page 64 for more information.

Performance-Based Equity Compensation
Performance-based awards vest based on the company's TSR performance over a three-year period relative to indices that reflect the performance of representative groups of:

- Office REITs (SNL Office Index)
- All REITs (MSCI US REIT Index)

Such awards, to the extent earned, vest 50% at the end of the three-year period and 50% on the first anniversary of the end of such period. See page 64 for more information.

Annual Incentive Bonus
We motivate and reward achievement of short-term company financial, portfolio and operational objectives and individual goals.

Corporate Goals
We measure quantitative performance across five metrics:
- Core FFO per Share (22.5%)
- Same-Store Cash NOI Growth (excluding Observatory) (22.5%)
- Property Operating Margin (22.5%)
- G&A Expense as a Percentage of Revenue (22.5%)
- ESG performance (10.0%)

Weighting:

	Malkin	Chiu	Durels	Keltner
	75%	60%	40%	50%

Portfolio and Operational Goals
We measure quantitative performance across six metrics: (i) leasing, (ii) weighted average starting rents, (iii) tenant quality, (iv) occupancy at year end, (v) tenant improvements and (vi) actual capital expenditures compared to budget amounts.

Weighting:

	Malkin	Chiu	Durels	Keltner
	0%	0%	40%	0%

Individual Goals
We measure qualitative performance against individualized goals based on an NEO's responsibilities and duties to the company

Weighting:

	Malkin	Chiu	Durels	Keltner
	25%	40%	20%	50%

For 2021, we have revised such metrics and weightings. See page 49 for more information.

Committee Discretion
The Compensation and Human Capital Committee reserves the ability to include a subjective element of judgment to adjust the formula result if appropriate based on identified non-quantitative factors.

Annual Incentive Bonus Exchange
Our NEOs have the option to receive any annual incentive bonus earned in one of three ways: (i) cash, (ii) fully vested at 100% of the face amount or, (iii) LTIP units that vest over three years, subject to continued employment, at 125% of the face amount. For 2021, the premium for LTIP units that vest over three years was reduced to 120%. See page 49 for more information.

COVID-19 Impact on 2020 Compensation



LOWEST
Annual Incentive Bonus Payout
Since IPO (2013)

DECLINE
47%
of Year-over-Year Annual Incentive Bonus Payout

0%
Performance-Based LTIP Units
EARNED
Over the Past 3 Years

The board views management's implementation of its crisis response plan and strong emergency response to pandemic conditions to have been excellent. The board also cites management's positive support for pandemic-driven budget discipline. That said, in consideration of TSR, the board awarded 2020 annual incentive bonuses at the lowest level since our IPO.

$1.5 million
reduction (a 2.5% reduction) in G&A expenses in 2020 vs. 2019, excluding one-time severance charges

$0.4 million
voluntary cumulative reduction in actual 2020 base salary to CEO and EVP, Real Estate, vs. pre-pandemic target amounts for 2020

$3.9 million
voluntary cumulative reduction in equity compensation to CEO and EVP, Real Estate, in 2021 vs. pre-pandemic targets for 2020

$39 million
reduction in property operating expenses in 2020 vs. 2019

$10 million
reduction in Observatory expenses from in 2020 vs. 2019

Actions taken by management in regard to COVID-19 included:

- Swift implementation of our crisis response plan.
- Immediate move to reduce operating costs, capital expenditures and corporate overhead.
- Delivered on the previously communicated 2020 G&A goal of $60 million (excluding one-time severance charges) in part driven by Mr. Malkin's self-initiated cuts to his own compensation and Mr. Durels' voluntary agreement to reduce his compensation.
  - Mr. Malkin led with a reduction of his base salary to $1.00 for the second quarter of 2020.
  - Mr. Malkin initiated further adjustment in his annual base salary rate for August through December 2020 from $810,000 to $540,000.
  - Mr. Durels, our second most highly paid executive officer, voluntarily agreed to an adjustment in his annual base salary rate for August through December 2020 from $700,000 to $525,000.
  - At Mr. Malkin's initiation, in July 2020, the company preannounced that the value of the 2021 equity awards grants to Messrs. Malkin and Durels would be reduced by at least $3.9 million, comprised of a $2.7 million reduction for Mr. Malkin and a $1.2 million reduction for Mr. Durels.
- Proactive expense reduction measures included reduced personnel, cleaning, security, repairs, maintenance and utilities, in light of reduced building utilization by the company's tenants. 2020 property operating expenses were reduced by $39 million compared to full year 2019.
- The significant savings from these steps caused certain annual incentive metrics to be exceeded, while other metrics were adversely impacted by our Observatory-revenue shortfall. With the inclusion of the Observatory impact, our metrics, Core FFO per Share and G&A Expense as a Percentage of Revenue fell short of target, while our metrics of Same-Store Cash NOI Growth and Property Operating Margin exceeded target.
- In the midst of the necessary adjustments to the COVID-19 disruptions, management excelled in the achievement of its ESG goals. Industry leading indoor environmental quality measures enabled the Observatory to be one of the first tourist attractions in New York City to reopen; we became the first commercial portfolio in the Americas to achieve a WELL Health-Safety Rating; in our 2020 first year of submission, we achieved a GRESB 5 Star Rating with a score of 88 and an "A" disclosure rating; we were awarded Fitwel certification for 83% of our Manhattan portfolio; we maintained ENERGY STAR certification for 76% of our square feet, and we negotiated for our portfolio to be powered 100% by renewable wind electricity as of January 2021.
- To balance outstanding performance by management in many areas against market turmoil and poor TSR, the Compensation and Human Capital Committee, with full support from the management team, took the unprecedented step to exercise negative discretion and reduce the annual incentive bonus awards to our CEO; our EVP, Real Estate; and our EVP, General Counsel by over 15%. These NEOs received the lowest annual incentive bonuses since our IPO for 2020. Our new CFO's bonus was agreed upon by the terms of her hire and not reduced. Additionally, in March 2021 our new CFO was awarded a one-time, $500,000 equity grant with five-year time vesting to recognize extraordinary performance during 2020. See page 62 for more information.

Forfeiture of performance-based compensation awards for the 2018-2020 performance period

- For the 2018-2020 performance period, our three-year performance-based equity award was forfeited in its entirety because our company did not achieve the threshold TSR rankings.
- Thus, based on the performance standards set by the company to align with shareholders, our ongoing NEOs have received a 0% payout on performance equity awards with performance periods that ended in the past three years, consistent with results for shareholders of the company and in New York office REITs generally.

Shareholder Engagement on Executive Compensation

At our annual meeting in May 2020, our say-on-pay vote received approximately 62% support. Although this exceeded majority approval, this was a decline from previous years and below what the board and management consider satisfactory.

Say-on-Pay Voting Results

2018	2019	2020
98%	94%	62%

In connection with the 2020 annual meeting and thereafter, we contacted our institutional shareholders as well as ISS and Glass Lewis to solicit feedback about our executive compensation program.

- Leading up to our 2020 annual meeting, we contacted shareholders that represent over 86% of our outstanding common stock. After the annual meeting, we contacted our institutional shareholders that represent over 78% of our outstanding common stock to receive their feedback, and we held meetings with shareholders that represent over 65% of our outstanding common stock.
- Our independent directors led the majority of these meetings, with participation by members of our investor relations and legal departments. While the general consensus from those engagements was positive, a number of our shareholders provided constructive feedback that we have considered and incorporated in our 2021 compensation program, as summarized below.



2020 Annual Outreach and Say-on-Pay Vote	▶	Targeted Shareholder Outreach	▶	Compensation and Human Capital Committee Assessment	▶	Compensation and Human Capital Committee Actions
Spring 2020		Fall / Winter 2020		Winter 2020		Commencing 2021

Topic	What We Heard	What We Did
NEO Pay Magnitude	There were questions around the magnitude of NEO compensation in consideration of our peers, particularly in comparison of company size and historical performance.	▪ Mr. Malkin initiated a reduction in his base salary to $1.00 for the second quarter of 2020 in response to COVID-19 and initiated further adjustment in his base salary rate for August through December 2020 from $810,000 to $540,000. Mr. Durels voluntarily agreed to an adjustment in his annual base salary rate for the same period from $700,000 to $525,000. Out of deference to market conditions, both of their salaries will remain at the reduced rate in 2021 until, if and when, further committee action is taken to restore such base salaries to pre-COVID-19 levels. ▪ Mr. Malkin initiated a reduction to the grant date fair value of his 2021 LTIP award by at least $2.7 million and Mr. Durels' 2021 LTIP award by at least $1.2 million. ▪ Mr. Malkin agreed with the Compensation and Human Capital Committee's exercise of negative discretion to reduce his annual incentive bonus award, and that of other ongoing NEOs, by over 15% in deference to TSR results pandemic and impacts on performance. See page 62 for more information.
Clarity and Objectivity in Annual Incentive Bonus Metrics	Shareholders expressed a desire to understand better our annual incentive bonus metrics, including how and why we chose our metrics and targets, which goals are most important and how the committee evaluates and factors in subjective components.	▪ We modified our annual incentive bonus program with new metrics and weightings that reinforce the rigor of the program and better explain alignment with our shareholders. See page 49 for more information. ▪ We enhanced proxy disclosure throughout, providing additional and clear rationale with respect to our pay decisions, and the linkage to performance.

Topic	What We Heard	What We Did
Bonus Election Premium	There was support of the enhancement in shareholder alignment when our NEOs elect to take their annual incentive bonus in the form of LTIP units. A few shareholders stated that the disclosure of the 125% election premium that vests over three years was not present in the Summary Compensation Table and seemed high.	▪ For those individuals who elect to take their annual incentive bonus in three-year time-based equity rather than cash, we have reduced the election premium for 2021 and future years from 125% to 120% of the face amount while continuing to require a three-year vesting plus a two-year holding period. ▪ The committee determined to lower to 120% based on a survey of peer practice, which showed that 120% was the lowest premium being used in the REIT market where there is an option to convert annual incentive bonus to time-based equity. See page 49 for more information. ▪ We have revised the Summary Compensation Table to include such premium. See page 71 for more information.
Rigor of Performance Equity Goals	There was support for our relative TSR metrics, our chosen indices, and the strong pay for performance alignment evidenced by forfeiture of awards in 2018, 2019 and 2020, however, shareholders expressed a desire to see our relative TSR targets require outperformance of the applicable index.	▪ We increased the target TSR in our long-term equity plan from 50th percentile to the 55th percentile of our peer group and continue to require outperformance at the target level in measuring by basis points. See page 50 for more information.
ESG Metrics	We received positive comments on our ESG achievements in 2020. We were encouraged to adopt more objective / quantitative criteria for evaluating of future performance in this category.	▪ We plan to include specific ESG metrics evaluated on a points system to enhance quantitative criteria and reduce subjectivity in 2021 annual incentive bonuses, which we have described on page 50.
Peer Group	While investors recognize the relevance of direct competitors in New York City and the inclusion of such companies in our peer selection, it was noted that appropriately sized companies should be a key determinant for selecting reasonable peers.	▪ We undertook a fresh evaluation and revised our peer group to align better with our size. ▪ For example, despite directly competing with Boston Properties, we excluded it from our new peer group in light of the differences in our operating model and size, and we added a number of other companies of comparable market capitalization, which increases the alignment of the peer group approved by the Compensation and Human Capital Committee with the peer set against which others, including proxy advisory firms, evaluate our compensation. See page 54 for more information.

2021 Changes to NEO Compensation Program

2021 Changes to Base Salaries

In view of the ongoing impact of the COVID-19 pandemic on the company:

- Mr. Malkin led with a reduction of his base salary to $1.00 for the second quarter of 2020;
- Mr. Malkin initiated further adjustment in his annual base salary rate for August through December 2020 from $810,000 to $540,000; and
- Mr. Durels, our second most highly paid executive officer, voluntarily agreed to an adjustment in his annual base salary rate for August through December 2020 from $700,000 to $525,000.

Out of deference to market conditions, both of their salaries will remain at the reduced rate in 2021 until, if and when, further committee action is taken to restore such base salaries to pre-COVID-19 levels.

2021 Changes to Annual Incentive Bonus Program

In light of shareholder feedback, the Compensation and Human Capital Committee determined to make the following changes to its annual incentive bonus program for 2021:

- **Reduced Bonus Election Premium**. There was support of the enhancement of alignment when our NEOs elect to take their annual incentive bonus in the form of LTIP units. A few shareholders stated that the premium seemed high. In light of this feedback, the committee holistically reassessed this bonus election program against peer practices and reduced the election premium from 125% to 120% of the face amount while continuing to require three-year vesting plus a two-year holding period. Based on an analysis prepared by the committee's compensation consultant of all other REITs with programs allowing executives the opportunity to exchange their cash bonuses for unvested equity, a 120% premium was the lowest across the group. FPL found that the premiums for these companies with additional vesting requirements on the exchanged equity awards generally ranged from 120% to 150%.
- **Revision of metrics and weighting applicable to all NEOs**. Shareholders expressed a desire to understand better our annual incentive bonus metrics, including how and why we chose our metrics and targets, which goals are most important and how the committee evaluates and factors in subjective components. In light of this feedback, as well as the outperformance on several of our property-related metrics (i.e., Same-Store Cash NOI Growth and Property Operating Margin) in a year when revenues, leasing activity and TSR were down market-wide, the committee holistically reassessed the metrics including a review of peer metrics. As a result, the committee revised its annual incentive bonus framework for 2021 as shown below, so that:
  - Rather than equal weight across corporate metrics, the committee varied the weighting in accordance with each metric's relative importance to the company as a key performance indicator and each NEO's relative ability to impact performance on such metric. This includes raising all NEOs ESG metric weighting from 10% to 15%.
  - A leasing and occupancy metric will apply to all NEOs versus only Mr. Durels, and replace Property Operating Margin as a metric, which better aligns with peer practice.
  - Each NEO will have a defined set of individual goals by which the committee will measure his or her performance across the individual component and apply an outcome determination. Additionally, individual goal weighting will be reduced for all NEOs.

The corporate goals for the 2021 annual incentive bonus program and the weighting of each goal is set forth below.

Metric	Malkin	Chiu	Durels	Keltner
Core FFO per Share	20%	20%	20%	20%
Same-Store NOI Growth (excluding Observatory)	20%	15%	20%	10%
Leasing and Occupancy	10%	5%	25%	5%
G&A Expense as a Percentage of Revenues	10%	10%	10%	10%
Individual Goals[1]	25%	35%	10%	40%
ESG Goals[2]	15%	15%	15%	15%

[1] **Individual Goals.** Individual goals for all NEOs include execution of strategic priorities within their respective departments, for example, for the CFO, balance sheet management, capital allocation, and other finance department priorities. The CEO's individual goals include execution of business strategy including growth opportunities as well as furthering relationships with key stakeholders. All NEOs' individual goals also include leadership, team development and succession planning. The assessment of performance against the goals in this category will be determined based on an analysis of performance versus the pre-established goals, as well as other relevant factors (e.g., degree of difficulty, importance to ESRT, headwinds and tailwinds during the year and other similar factors).

[2] **ESG Metrics.** While we received positive comments on our ESG achievements in 2020, shareholders encouraged us to adopt more objective / quantitative criteria for evaluating future performance in this category. In response, the committee approved more specific ESG metrics that will be evaluated on a points system to enhance quantitative criteria and reduce subjectivity in 2021 annual incentive bonuses. Such ESG performances goals will relate to, among other items, submission to and recognition by prominent third-party rating agencies such as GRESB, ENERGY STAR, WELL Health-Safety and Fitwel of our energy efficiency and indoor environmental quality initiatives, advancement of our gender and racial diversity initiatives, enhancement of employee benefit programs, supply chain diversity initiatives and shareholder engagement, among others.

2021 Changes to Long-Term Equity Incentive Compensation

There was support for our relative TSR metrics, our chosen indices and the strong pay for performance alignment evidenced by forfeiture of awards in 2018, 2019 and 2020, however, shareholders expressed a desire to see our relative TSR targets require outperformance of the applicable index. In light of such feedback, the Compensation and Human Capital Committee determined to increase the target total TSR in our 2021 long-term equity plan so that we must now have a total TSR equal to the 55th percentile (as opposed to the 50th percentile) compared to our relative index comparison to receive a target payout. As a result of this change, we must now outperform both indices to get target pay. The target metrics for our 2021-2023 performance equity awards are shown in the table below:

Metric (3-Year CAGR)	Weighting	Target
Relative TSR vs. SNL Office Index	33.34%	+50 bps
Relative TSR vs. SNL Office Index	33.34%	55th Percentile
Relative TSR vs. MSCI US REIT Index	16.66%	+50 bps
Relative TSR vs. MSCI US REIT Index	16.66%	55th Percentile

Additionally, at Mr. Malkin's initiation, in July 2020, the company preannounced that the value of the 2021 equity awards grants to Messrs. Malkin and Durels would be reduced by at least $3.9 million, comprised of a $2.7 million reduction for Mr. Malkin and a $1.2 million reduction for Mr. Durels.

$3.9M reduction to 2021 equity awards

2020 Compensation Outcomes

To assist shareholders in understanding the compensation arrangements for our NEOs, we provide the following two views of compensation:

SEC Compensation View	Realized Compensation View
The compensation in a given year calculated in accordance with SEC rules and set out in the Summary Compensation Table on page 71 reflects the actual base salary and annual incentive bonus, the grant date fair value of the long-term equity granted in such year and all other compensation, including perquisites, required to be reported. Thus, SEC compensation includes amounts which the NEOs do not actually receive during such years, such as equity grants that may not vest for several years (or at all). As such, the SEC compensation may differ substantially from the compensation actually realized by our NEOs.	To supplement the SEC-required disclosure, we provide a realized compensation view that is designed to capture the compensation actually received by an NEO in a given year. We calculate realized compensation as the sum of: (1) the "Salary", "Bonus" and "All Other Compensation" columns reported in the Summary Compensation Table; and (2) the time-based and performance-based LTIP units that vested in each of the applicable years as reported in the "2020 Option Exercises and Stock Vested" table on page 75 at a value based upon the closing price on the NYSE on the vesting date. Each of our NEO's realized compensation has been substantially less in each year than the total compensation reported in the Summary Compensation Table, all in alignment with our pay-for-performance philosophy and the downward trend in TSR for ESRT (as well as its NYC peers) during those years.

2020 SEC COMPENSATION VS. REALIZED COMPENSATION
(dollar amounts in thousands)


Malkin SEC Comp
514.1 1,032.8 2,991.9 5,467.5 136.3
10,142.6
Malkin Realized Comp
514.1 1,032.8 3,762.4 136.3
5,445.6
Chiu SEC Comp
310.6 316.7 550.7 491.1
1,669.1
Chiu Realized Comp
310.6 316.7
627.3
Durels SEC Comp
641.4 446.3 1,292.8 2,362.5 1.3
4,744.2
Durels Realized Comp
641.4 446.3 1,800.2 1.3
2,889.2
Keltner SEC Comp
637.0 265.6 514.8 896.9 1.3
2,315.6
Keltner Realized Comp
637.0 265.6 704.7 1.3
1,608.6
Kessler SEC Comp
713.5 152.8 1,262.5 2,525.0 25.5
4,679.2
Kessler Realized Comp
713.5 152.8 1,368.2 25.5
2,259.9
Base Salary
Annual Incentive Bonus(1)
Time-based LTIP Units
Performance-Based LTIP Units
Other

(1) **Annual Incentive Bonus Election.** Our NEOs have the option to receive any annual incentive bonus earned in one of three ways: (i) cash, (ii) fully vested LTIP units or (iii) LTIP units that vest over three years, at 125% of the face amount. The amounts included in the "Annual Incentive Bonus" bar represent the face amount of the award for NEOs who elected option (iii) in 2020. The extra value to be received by an NEO who elected option (iii) in 2020 is included in the "Time-based LTIP Units" bar.

Compensation Program Objectives

The Compensation and Human Capital Committee designed the 2020 executive compensation program with the objectives and key features set out below:

Program Objective	How We Get There
Alignment with Corporate Strategies	We set performance metrics for our annual incentive bonus that align with our company's corporate, portfolio and operational goals and are tied to our company's annual financial and operational results, with the flexibility to adjust for individual performance and non-formulaic factors, where appropriate.
Alignment with Shareholder Interests	A substantial portion of our NEOs pay is long-term incentive compensation in the form of performance-based equity to link compensation with the creation of shareholder value by granting awards that are earned based on TSR over a period of years.
Short-Term and Long-Term Performance Objectives	A substantial percentage of our NEOs' pay is performance-based. This is divided between (i) annual incentive bonus, which measures performance over a one-year period and rewards achievement of short-term company corporate, portfolio and operational goals, and (ii) performance equity, which measures performance over a multi-year period and rewards long-term company shareholder return.
Long-Term Continued Employment	Our NEOs are granted long-term incentive compensation in the form of time-based equity awards that are earned based on continued service, designed to retain highly talented executives over a period of years.
Balanced Mix	We provide current compensation in the form of cash, divided between base salary and annual incentive bonus, and long-term compensation in the form of equity, divided between performance-based and time-based equity. Both current and long-term compensation are mixed between stable (base salary and time-based equity) and performance-based (annual incentive bonus and performance-based equity) compensation.
No Unnecessary Risk-Taking	To ensure that compensation arrangements do not encourage unnecessary risk-taking, we create a balance between performance-based and non-performance-based compensation and short-term and long-term performance-based compensation with a mix of performance metrics and set performance metric targets that we believe are aspirational but achievable. We also have stock ownership guidelines to help mitigate potential compensation risk and further align the interests of our NEOs with those of shareholders.
Competitive	To ensure our compensation remains competitive, the Compensation and Human Capital Committee engaged FPL as its independent consultant in 2020 and prior years to review and benchmark the compensation we provide relative to our peer group and other market data.

Compensation Setting Process

Roles of Our Compensation and Human Capital Committee, Compensation Consultant and Management

Compensation and Human Capital Committee

Our Compensation and Human Capital Committee is comprised entirely of independent directors. In 2020, we appointed Leslie D. Biddle as the new chair of the committee in alignment with our goal for continual fresh perspective and insight. The committee has overall responsibility for monitoring the performance of the company's executives and evaluating and approving our executive compensation policies and programs. In addition, the committee oversees the administration of the 2019 Equity Plan. The committee determines all components of our CEO's compensation. With respect to the other NEOs, the committee seeks input from our CEO and reviews and approves all components of our other NEOs' compensation.

> **New Compensation and Human Capital Committee Chair, Leslie D. Biddle, appointed in 2020.**

Compensation Consultant

Our Compensation and Human Capital Committee has engaged FPL to provide guidance with respect to the development and implementation of our compensation programs. FPL provides the committee with advice concerning the types and levels of compensation to be paid to our NEOs. In connection with this, FPL provides market data on base salary, annual incentive bonus, and long-term incentive compensation at other REITs.

The committee requires that its consultant be independent of company management and performs an annual assessment of such independence. It most recently assessed FPL's independence in February 2021 and confirmed that FPL remains independent and free of any conflict of interest which might affect its work.

Management

Our CEO attends Compensation and Human Capital Committee meetings, provides information as to the individual performance of the other NEOs and makes annual recommendations to the committee regarding appropriate compensation levels for all NEOs other than himself. All elements of our NEOs' compensation must be approved by our Compensation and Human Capital Committee and the committee regularly meets in executive secession without the CEO or any members of management present.

Peer Benchmarking Process

In developing our executive compensation programs, our Compensation and Human Capital Committee commissions an annual compensation benchmarking analysis to ensure that our programs are competitive with those of other similar publicly-traded REITs, including consideration of the cost of attracting and retaining talented executives in the New York City marketplace.

Peer Data

Our company has few public REIT direct business competitors, particularly when factoring our geographic focus in the metropolitan New York City marketplace. In order to allow for a robust examination of market practices, the Compensation and Human Capital Committee, in consultation with FPL, strives to develop a peer group that best reflects the characteristics noted in the table below.

Guiding Principles for Empire State Realty Trust's Peer Selection
Consider Industry to identify companies with a similar business model or philosophy
▪ Start with New York City office-focused REITs with substantial portfolios in New York City
▪ Expand to other high barrier to entry market office-focused REITs
Consider Size to ensure companies are similar in scope
Consider Other Business Characteristics that distinguish the complexity of the particular business (e.g., operating the Observatory)

Questions Addressed in Developing an Effective Peer Group	
Who are key performance comparators?	▪ Against whom is Empire State Realty Trust competing for tenants?
	▪ Against whom is Empire State Realty Trust competing for investors?
	▪ Which companies have similar market demands and influences?
Who are closest competitors for talent?	▪ Which companies might logically try to recruit our executives?
	▪ If our company had to replace a member of its executive team externally, from which companies might it recruit to attract executives with similar capabilities?
Who are the peers from an external perspective?	▪ Whom do the investment community name as peers?
	▪ Who cites Empire State Realty Trust as a peer?
	▪ Who are other REITs classified within the FTSE Nareit Equity REIT Office Index, SNL Office Index and broader MSCI US REIT Index that best fit the characteristics noted above?

After our peer group has been confirmed, FPL provides market data and practices of the peer group for our Compensation and Human Capital Committee to consider, as well as information on executive compensation trends and developments generally. Specifically, FPL provides information regarding the design and levels of compensation paid by our peers and overall counsel to determine the appropriate incentive design for our company. Such compensation data for peers is analyzed by our Compensation and Human Capital Committee with the assistance of FPL to set a suitable and competitive compensation package in the context of the New York City marketplace in which we operate and the competitive conditions for the talent pool in that market. The resulting compensation is intended to serve the company's requirements in both recruitment and retention of key qualified executives and to motivate our executive officers to achieve our corporate goals and increase value for our shareholders. An executive's target compensation is not mechanically set at a particular percentage of the peer group. Rather, our Compensation and Human Capital Committee also takes into account the executive's role and experience and the competitive factors needed to retain and incentivize such executive.

2020 Peer Group

The peer group developed initially in 2016 included the following 12 public REITs primarily focused in the office REIT sector, with several having their principal offices and much of their portfolio located in New York or similar high-barrier, high-cost cities. The Compensation and Human Capital Committee evaluates the members of our peer group each year to ensure that they continue to be appropriate and to determine whether other companies should be added, with the goal of maintaining as much consistency as possible for purposes of analyzing pay between years. With the exception of one public REIT that was acquired, following such evaluation each year, the peer group did not change between 2016 and 2020.

2020 Peer Group		
Boston Properties, Inc.	Douglas Emmett, Inc.	Paramount Group, Inc.
Columbia Property Trust, Inc.	Highwoods Properties, Inc.	Piedmont Office Realty Trust, Inc.
Corporate Office Properties Trust	Hudson Pacific Properties, Inc.	SL Green Realty Corp.
Cousins Properties Incorporated	Kilroy Realty Corporation	Vornado Realty Trust

At the time FPL conducted its analysis of executive compensation during the fourth quarter of 2020, our company size ranked among this peer group at approximately the following relative percentiles across the categories below:

Revenue	UPREIT (Equity) Market Capitalization	Total Capitalization	Number of Employees
19th percentile	24th percentile	15th percentile	84th percentile

2021 Peer Group

In January 2021, the Compensation and Human Capital Committee, in consultation with FPL, undertook a fresh evaluation of our peer group in light of ESRT's now relatively smaller size positioning against the 2020 Peer Group, the 2020 say-on-pay vote (as discussed in more detail on page 47), feedback from our engagement with our shareholders (as discussed in more detail on page 47) and others, including proxy advisory firms. The Compensation and Human Capital Committee's evaluation included an additional examination of REITs that better align with our size. As a result of its evaluation, the Compensation and Human Capital Committee determined to remove Boston Properties, Inc. from our peer group (despite it competing directly with us for tenants, investors and talent) in light of the differences in our operating model and size and we added a number of other companies with comparable market capitalization, which increases the alignment with the peer set against which proxy advisory firms evaluate our compensation.

2021 PEER GROUP

—	+	
Boston Properties, Inc.	Brandywine Realty Trust	
	iStar Inc.	
(Total Capitalization $31,782)	JBG SMITH Properties	
	(Average Total Capitalization $4,955)	

Brandywine Realty Trust	iStar Inc.
Columbia Property Trust, Inc.	JBG SMITH Properties
Corporate Office Properties Trust	Kilroy Realty Corporation
Cousins Properties Incorporated	Paramount Group, Inc.
Douglas Emmett, Inc.	Piedmont Office Realty Trust, Inc.
Highwoods Properties, Inc.	SL Green Realty Corp.
Hudson Pacific Properties, Inc.	Vornado Realty Trust

Goal Setting and Performance Evaluation Process

The Compensation and Human Capital Committee's oversight of compensation for our NEOs, including our Chairman, President and CEO, uses a three-step process:

	What	When	Details/Process/How
1	Establishment of Corporate Goals and Individual Objectives	Beginning of each year	▪ CEO provides recommendations to the Compensation and Human Capital Committee regarding the company's target corporate goals and individual objectives for himself and the other NEOs. ▪ The target corporate goals are reviewed with the committee through a multi-month process that begins in the fall with management's preparation of a zero-based "bottoms-up" budget for the following year. The budget is prepared with input from each of our property managers and undergoes numerous reviews by management and our NEOs. The result of the budget process is the formation of a corporate model by which we measure our performance during the year. ▪ With input from our CEO, the committee reviews the financial and operational assumptions that underlie the corporate model to test its rigor and alignment with our strategies and market conditions. The target corporate goals used in NEOs' annual incentive bonus targets are identical to the corresponding targets in such tested corporate model. ▪ Our CEO works with each other NEO to establish annual individual objectives which align with the overall goals of the company. The individual goals relate to specific strategic and organizational objectives. The committee believes that individual accountability and strong individual performance should lead to overall strong company performance, for which the committee wants to hold the senior leadership team accountable.
2	Evaluation and Review Process	Both a mid-year and a full year evaluation	▪ Our executive compensation determinations include an evaluation and performance review process that measures each NEO's performance against his or her objectives for that year. These evaluations and performance reviews are an essential part of the process by which the committee determines overall executive compensation and include both a mid-year and a full-year evaluation. ▪ Our CEO first provides the Lead Independent Director and Chair of the Compensation and Human Capital Committee with a report on his own performance compared to the objectives established for him. ▪ The Chair of the Compensation and Human Capital Committee then prepares a written evaluation that includes input from individuals familiar with the CEO's performance and achievements, including interviews with the Lead Independent Director and the other members of the board. ▪ The committee reviews this written evaluation in executive session, while also considering additional factors, including prior years' compensation trends, prior years' company performance and the relative level of rigor and complexity of the CEO's tasks resulting from the competitive marketplace in which we operate. ▪ As part of the year-end evaluation process, our CEO prepares evaluations of all the other NEOs, which are then presented to the committee for discussion. Based on the evaluations, the CEO recommends compensation packages for each other NEO, after the end of the calendar year.
3	Determination of Compensation	Over the course of several meetings in the first quarter of the following year	▪ After reviewing the NEOs' performance against goals and objectives for the year and considering the other factors discussed above, and after consultation with the full board, the Compensation and Human Capital Committee makes its final determinations with respect to compensation. The committee's objective is to ensure that the level of compensation is consistent with the level of corporate and individual performance delivered while also attracting and retaining highly talented executives in our competitive industry and metropolitan area, motivating our NEOs to achieve exceptional corporate results and aligning their interests with those of our shareholders.

Compensation by Component

Base Salaries

The base salary payable to each NEO provides a fixed component of compensation that reflects the executive's position and responsibilities. Base salaries are reviewed annually by our Compensation and Human Capital Committee and may be adjusted to match more closely competitive market levels or to recognize an executive's professional growth, development and increased responsibility.

After input from our independent compensation consultant, FPL, in early 2016, the committee adjusted base salaries for our NEOs to be more in line with our updated peer group and the competitive landscape for talent within our New York City marketplace. Consistent with the link between compensation and the creation of shareholder value, the 2016 compensation increases were determined by our committee at a time when our company had achieved among the strongest 3-year performance records of all office REITs. As reflected in the chart below, the committee determined after an annual review of competitive market data in early 2017, 2018, 2019 and 2020 not to further modify annual base salaries for our NEOs from the levels set in early 2016, other than an increase for Mr. Durels in 2020 from $650,000 to $700,000. This increase was made in light of Mr. Durels' broad responsibility in leasing, construction, operations and acquisitions, with substantial accumulated positive results over recent periods, and to bring his compensation in line with Mr. Kessler's as it was felt that his responsibilities and results were on par with Mr. Kessler's.

	Base Salary ($)					% Change
Named Executive Officer	2016	2017	2018	2019	2020	
Anthony E. Malkin	810,000	810,000	810,000	810,000	810,000	0.0%
Christina Chiu[1]	—	—	—	—	475,000	N/A
Thomas P. Durels	650,000	650,000	650,000	650,000	700,000	7.7%
Thomas N. Keltner, Jr.	625,000	625,000	625,000	625,000	625,000	0.0%
John B. Kessler[2]	700,000	700,000	700,000	700,000	700,000	0.0%

[1]   Ms. Chiu joined the company on May 7, 2020. Her salary in 2020 is shown at its full annual rate, but she received only the pro-rated amount of $310,577 for her time of service between May 7, 2020 and December 31, 2020.

[2]   Effective June 10, 2020, Mr. Kessler completed his service as President and Chief Operating Officer. In accordance with his severance agreement, Mr. Kessler continued to serve the company in a consulting capacity from June 10, 2020 through December 31, 2020 to ensure an orderly transition and received consulting fees at a rate of $700,000 per annum, pro-rated for the partial year period.

COVID-19 Base Salary Reductions

In view of the ongoing impact of the COVID-19 pandemic on the company:

- Mr. Malkin led with a reduction of his base salary to $1.00 for the second quarter of 2020;
- Mr. Malkin initiated further adjustment in his annual base salary rate for August through December 2020 from $810,000 to $540,000; and
- Mr. Durels, our second most highly paid executive officer serving at the time, agreed to an adjustment in his annual base salary rate for August through December 2020 from $700,000 to $525,000.

The chart below shows the actual base salaries paid to our NEOs in 2020, as reflected in the Summary Compensation Table on page 71, as compared to the target base salaries set at the beginning of 2020.

Named Executive Officer	Base Salary Set in 2020 ($)	Actual Base Salary Paid in 2020 ($)
Anthony E. Malkin	810,000	514,050
Christina Chiu[1]	475,000	310,577
Thomas P. Durels	700,000	641,442
Thomas N. Keltner, Jr.	625,000	637,019
John B. Kessler[2]	700,000	713,462

[1]   Ms. Chiu joined the company on May 7, 2020, so her salary was pro-rated from May 7, 2020 to December 31, 2020.

[2]   Includes Mr. Kessler's salary for his partial year service as President and Chief Operating Officer and fees as a consultant.

Annual Incentive Bonus Opportunities

We provide annual bonuses to motivate and reward achievement of short-term company financial, portfolio and operational objectives and individual goals. Target annual bonuses are set at a percentage of the NEO's annual base salary. Target bonuses percentages for the NEOs have remained unchanged since early 2016, other than for Ms. Chiu who joined the company in mid-2020.

Upon the recommendation of FPL, our Compensation and Human Capital Committee set 2020 annual bonus opportunities that contained a threshold, target, and maximum level as set forth below (with the amounts in the % column as a percentage of base salary):

	Threshold		Target		Maximum	
Named Executive Officer	%	$	%	$	%	$
Anthony E. Malkin	75%	$607,500	150%	$1,215,000	225%	$1,822,500
Christina Chiu[1]	50%	$237,500	100%	$475,000	150%	$712,500
Thomas P. Durels	37.5%	$262,500	75%	$525,000	112.5%	$787,500
Thomas N. Keltner, Jr.	25%	$156,250	50%	$312,500	75%	$468,750
John B. Kessler[2]	50%	$350,000	100%	$700,000	150%	$1,050,000

[1] Ms. Chiu's eligible annual incentive bonus was pro-rated to time served during 2020 from May 7, 2020 through December 31, 2020, such that her target was $316,700.

[2] In accordance with his severance agreement, in lieu of the annual incentive bonus contemplated in the above table, Mr. Kessler was paid a one-time bonus for 2020 in amount which was targeted to be $325,000 subject to determination in the company's sole discretion in accordance with the company's usual business practice for determination of employee bonuses.

The Compensation and Human Capital Committee determined that actual 2020 annual incentive bonus amounts would be paid based upon achievement of corporate and individual objectives and, in view of Mr. Durels' role in managing a critical business unit, also his achievement of certain portfolio and operational objectives. As discussed in "Goal Setting and Performance Evaluation Process" on page 55, our Compensation and Human Capital Committee established rigorous quantifiable corporate and operational objectives, and it reserved the ability to include a subjective element of judgment to adjust the formula result if appropriate based on identified non-quantitative factors. The mix of goals with respect to each NEO was as follows:

	Cash Bonus Performance Dimension		
Named Executive Officer	Corporate	Portfolio and Operational	Individual
Anthony E. Malkin	75%	—	25%
Christina Chiu	60%	—	40%
Thomas P. Durels	40%	40%	20%
Thomas N. Keltner, Jr.	50%	—	50%
John B. Kessler[1]	75%	—	25%

[1] In accordance with his severance agreement, in lieu of the annual incentive bonus contemplated in the above table, Mr. Kessler was paid a one-time bonus for 2020 in amount which was targeted to be $325,000 subject to determination in the company's sole discretion in accordance with the company's usual business practice for determination of employee bonuses. See page 81 for more information.

The target corporate goals applicable to all NEOs were as follows:

Corporate Goals for 2020	Weighting
Core FFO per share	22.5%
Same-Store NOI growth (excluding Observatory)	22.5%
Property operating margin	22.5%
General and administrative expenses as a percentage of revenue	22.5%
ESG	10.0%

The target portfolio and operational objectives with respect to Mr. Durels were as follows:

Portfolio and Operational Objectives for 2020	
Leasing	Occupancy at year end
Weighted average starting rents	Tenant improvements
Tenant quality	Actual capital expenditure compared to budget amounts

Corporate Goals

The tables below summarize 2020 performance against each of the target corporate goals and the significance of each performance metric for purposes of determining executive compensation.

1	Core FFO per Share	Weighting 22.5%	Outcome Not Met

Why is this metric important?

FFO is widely acknowledged by the REIT industry as being a helpful measure of the operating performance of a real estate company because it excludes depreciation and gains or losses relating to sales of depreciated real estate. The company uses "Core FFO," which further excludes amortization of below-market ground leases and other items that by their nature are not comparable from period to period and tend to obscure actual operating results, as a method to compare the operating performance of the company over a given time period to that of other companies and other time periods in a consistent manner. The company believes that Core FFO is helpful to shareholders as a supplemental measure of its operating performance because it is a direct measure of company performance and may significantly impact the trading price of our common stock and, therefore, may significantly impact TSR.

Target: Target of $0.90 per share was set slightly lower than the 2019 target of $0.91, but in line with the actual 2019 result of $0.90 based on budgeting for (i) interest expense was expected to be higher for 2020 than for 2019 due to debt refinancings conducted in March 2020 and (ii) expected loss of revenue between Coty moving out of space of as of April 1, 2020 and LinkedIn not moving in until 2022, among other items.

Performance: Underperformed ($0.62 vs. target of $0.90; 69% of target) due primarily to lower Observatory revenue given the Observatory was closed due to the pandemic for a significant portion of 2020, and visitor ramp-up post reopening was gradual given restrictions on travel and capacity. This underperformance was partially offset by lower property operating expenses (i.e., reduced personnel, cleaning, security, repairs, maintenance and utilities), which were the result of management's proactive expense reduction measures in light of the pandemic.



Achievement Against Target

2018	2019	2020
110%	99%	69%

Target: 2018 $0.89, 2019 $0.91, 2020 $0.90
Actual: 2018 $0.98, 2019 $0.90, 2020 $0.62

See page A-2 a reconciliation of Core FFO per Share to the most directly comparable GAAP measure.

2	Same Store Cash NOI Growth (excluding Observatory)	Weighting 22.5%	Outcome Exceeded

Why is this metric important?

Same-Store Cash NOI growth (excluding Observatory) is a key internal performance metric that measures growth in our existing real estate portfolio and compares year-over-year improvements in our property operations as a result of increases in occupancy, cash rental income and our ability to manage property operating expenses and taxes.

Target: Target of 4.4% was set higher than the 2019 target of negative 6.1% and 2019 actual of negative 3.5%. A more aggressive 2020 target was set as more cash revenue was expected in 2020 vs. 2019 due to the burn-off of free rent and lower projected expenses than 2019, which year included broadcast tower antenna removals.

Performance: Outperformed (10.3% vs. target of 4.4%; 234% of target) due primarily to lower property operating expenses, partially offset by lower revenue and lease termination fees. Achievement on all metrics is capped at 150%.



Achievement Against Target

2018	2019	2020
318%	174%	150%[1]

Target: 2018 -1.7%, 2019 -6.1%, 2020 4.4%
Actual: 2018 3.7%, 2019 -3.5%, 2020 10.3%

[1] Actual achievement was 234% of target, but achievement is capped at 150% of target on all metrics.

3   Property Operating Margin

Weighting	Outcome
22.5%	**Exceeded**

Why is this metric important?

Property operating margin is a key internal performance metric that measures the percentage of our property operating expenses to our property revenues. Property operating margin measures our ability to manage property operating expenses or increase revenues at a greater rate than changes in our property operating expenses.

Target: Target of 50.0% was set higher than the 2019 target of 48.9% as projected 2020 expenses were lower than 2019, which year included Local Law 11 and tower work.

Performance: Outperformed (53.8% vs target of 50.0%; 108% of target), due primarily to lower property operating expenses, partially offset by lower revenue and lease termination fees.



Achievement Against Target

2018	2019	2020
103%	**102%**	**108%**

2018: Target 50.40% / Actual 52.10%
2019: Target 48.90% / Actual 50.10%
2020: Target 50.00% / Actual 53.80%

■ Target ■ Actual

4   General and Administrative Expenses as a Percentage of Revenues

Weighting	Outcome
22.5%	**Not Met**

Why is this metric important?

General and administrative expenses as a percentage of revenue is a key internal performance metric that measures our general and administrative expenses as a percentage of total revenues. It measures our ability to manage our general and administrative expenses.

Target: Target of 9.2% was set slightly lower than the 2019 target of 8.5% and lower than 2019 actual result of 8.3% as a result of budgeting for higher G&A expense in 2020 versus 2019, plus greater accounting expense for existing awards with retirement age provision as certain NEOs neared the retirement age.

Performance: Underperformed (9.6% of revenues v. 9.2% target; 96% of target) due primarily to lower revenue given the Observatory was closed due to the pandemic for a significant portion of 2020. This performance was partially offset by management's proactive and targeted expense reduction measures in light of the pandemic, including workforce reduction, NEO base salary reductions and a change in retirement age for equity awards.



Achievement Against Target

2018	2019	2020
103%	**102%**	**96%**

2018: Target 7.40% / Actual 7.20%
2019: Target 8.50% / Actual 8.30%
2020: Target 9.20% / Actual 9.60%[1]

■ Target ■ Actual

[1]   Excludes one-time severance expenses paid in 2020.

5 ESG		Weighting 10%	Outcome Exceeded

Why is this metric important?

Capitalizing on our ESG leadership in the real estate industry is a key component of our strategy and thus in February 2020, the board adopted the inclusion of an ESG metric as a subjective component of the 2020 annual incentive compensation.

Goal	Achievements	Evaluation
Commit to address and assess indoor environmental quality objectives and reduction in energy consumption and GHG emissions through:		
Indoor environmental quality research, projection and modeling	▪ Member of the Well Living Lab Alliance, a global consortium of organizations that works to advance knowledge about how indoor environmental quality improves human health and well-being	**Excel**
Use of 40 x 30 and 80 x 50 as benchmarks for energy and emissions reduction	▪ In 2020, committed to the U.S. Department of Energy's Better Buildings Challenge, whereby we aim to reduce energy use intensity 20% by 2024 ▪ Achieved 100% renewable energy portfolio-wide as of January 2021 and became nation's largest 100% user of green power in real estate per EPA Green Power Partnership report	**Excel**
Leadership and engagement with government	▪ Partnerships in the NYC Green Code Task Force, 80 x 50 Technical Working Group and NYC Mayor's Carbon Challenge ▪ Our CEO is the sole industry member of the Climate Mobilization Act Advisory Board of the New York City Department of Buildings ▪ Our CEO is a board member and Chair of the Sustainable Policy Advisory Committee of the Real Estate Roundtable	**Excel**
Advance social/cultural initiatives throughout the company		
Board level	▪ Enhanced diversity at the board level with addition of new directors ▪ SVP, Director of Energy, Sustainability and ESG reports quarterly to the board ▪ Renamed Compensation Committee the "Compensation and Human Capital Committee" and added "human capital" to its charter responsibilities to give topics more board level focus ▪ Added responsibility to the Nominating and Corporate Governance Committed charter for considering social responsibility, environmental and sustainability matters and making recommendations to the board	**Met**

Company level	▪ Actively engage with employees on policy and company culture
	  ▪ Conducted annual engagement survey in January 2020
	▪ Implement state of the art wellness programs
	  ▪ We rolled out an enhanced employee assistance program to provide mental health resources, financial guidance, legal assistance and related benefits to all employees
	  ▪ We implemented active daily screening of COVID-19 symptoms through a service that also provides employees access to instant messaging communication with health providers, virtual appointments with doctors and testing
	▪ Increase employee training and education opportunities and participation
	  ▪ Increased participation in LinkedIn learning
	▪ Increase the gender and ethnic diversity of our workforce and leadership
	  ▪ Added female CFO
		Met

Expand ESG reporting		
Disclosure on energy, water, waste & emissions performance	▪ Publicly announced ESG KPIs and have been reporting on our progress along with each KPI in investor presentations since November 2020 ▪ Inaugural Sustainability Report to be published in April 2021	**Met**
Participation in GRESB and Fitwel	▪ GRESB 5 Star rating, Green Star recognition and score of 88 in our 2020 first year of submission, an achievement that places ESRT in the top 20% of all respondents, highest possible Disclosure Score of "A" ▪ First commercial portfolio in the Americas to achieve the WELL Health-Safety Rating ▪ Fitwel certified across 83% of Manhattan portfolio	**Excel**

Individual Goals / Objectives

Our Compensation and Human Capital Committee also reviewed the individual achievements of each NEO in 2020 (excluding Mr. Kessler who was no longer an NEO at the end of 2020):

Anthony E. Malkin, Chairman, President and Chief Executive Officer

- Successfully navigated the company through the pandemic, including through:
  - Activation and management of crisis response plan;
  - Management of employee transition to work from home and back to work from work with enhanced health and safety protocols;
  - Maintained all buildings open throughout the entire pandemic and up to standard with changing government guidelines; and
  - Reopened the Observatory as one of the first NYC tourist attractions to reopen.
- Took swift, effective cost-cutting measures to maintain the company's viability in the face of low Observatory revenue, including
  - $1.5 million reduction in G&A expenses in 2020 vs. 2019, excluding one-time severance charges, including $295,950 reduction to his own base salary; and
  - $10 million reduction in Observatory expenses in 2020 vs. 2019.
- Onboarded two new directors:
  - R. Paige Hood, former Chief Investment Officer of PGIM Real Estate Finance, an asset management subsidiary of Prudential Financial, Inc.; and
  - Grant H. Hill, an owner and Vice Chairman of the Board of Directors of the Atlanta Hawks Basketball Club.
- Excelled on the company's sustainability initiatives and successfully communicated to stakeholders ESRT's sustainability leadership competitive edge, including:
  - First commercial portfolio in the Americas to achieve the WELL Health-Safety Rating;
  - GRESB 5 Star rating, Green Star recognition, Disclosure Score of A, and score of 88 in our 2020 first year of submission, an achievement that places ESRT in the top 20% of all respondents;
  - Fitwel certification across 83% of the Manhattan portfolio; and
  - Nation's largest 100% user of green power in real estate.
- Prepared the company to take advantage of acquisition and investment opportunities with the onboarding of a Chief Investment Officer and build out of a dedicated investment team.

Christina Chiu, Executive Vice President and Chief Financial Officer

- Successfully onboarded to the company in 2020, demonstrating quick adaptability and agility in taking command of her new role.
- Took proactive measures to protect the company's balance sheet, enhance liquidity and maximize operating runway, and made prudent capital allocation decisions, including:
  - $144 million of share repurchases in the company's first year activating its share repurchase program;
  - Draw down and subsequent pay down of company's revolver;
  - Dividend suspension during Q3 and Q4 2020 in light of no requirement to pay a dividend in 2020; and
  - Obtainment of 10-year mortgage financing at attractive terms during credit contraction.
- Improved efficiency and processes of finance, accounting and human resources functions.
- Improved investor outreach and increased stakeholder awareness of company's ESG initiatives and accomplishments, conducting the company's first fall / winter governance roadshow with our largest institutional shareholders.
- Oversaw improvement of the company's investor communication materials and SEC filings for enhanced clarity and transparency.

Thomas P. Durels, Executive Vice President, Real Estate

- In spite of the pandemic, signed 104 new, renewal and expansion leases in 2020, representing 923,379 rentable square feet.
- Achieved outperformance on the company's Same-Store Operating NOI (excluding Observatory) and Property Operating Margin annual incentive bonus metrics through proactive expense reduction measures, including reduced personnel, cleaning, security, repairs, maintenance and utilities, in light of reduced building utilization by the company's tenants, which reduced 2020 property operating expenses by $39 million compared to full-year 2019.
- Significantly reduced capital expenditures for 2020 and achieved a milestone of 95% of Manhattan portfolio now redeveloped.
- Navigated tenant rent collection issues, including by negotiating rent deferral agreements and lease modifications for lower credit, local retail tenants and some office tenants to help those tenants persevere through the pandemic and preserve relationships.
- Swiftly and efficiently rolled out health and safety protocols in our buildings and communicated such measures to tenants, and maintained all buildings open throughout the entire pandemic and up to standard with changing government guidelines.
- Oversaw the rollout of enhanced energy efficiency and indoor environmental quality technologies in tenant spaces and redesign of tenant communications and leasing documentation to capture the company's advantages in energy efficiency and indoor environmental quality.

Thomas N. Keltner, Jr., Executive Vice President, General Counsel and Secretary

- Led the amendment of the company's credit facility in March 2020 and the CMBS financing in November 2020 from a legal perspective.
- Managed the redrafting of the company's Annual Report on Form 10-K for the year ended December 31, 2020 (the "2020 annual report") in light of amendments to Regulation S-K from a legal perspective.
- Managed the restructure / transition of the legal team.
- Guided governance initiatives to redesign the company's NEO compensation plan in response to say-on-pay vote and shareholder feedback, to expand the number of directors, and to revise committee charters to reflect ESG oversight.
- Managed our ongoing arbitration and other dispute matters, including successful protection of our trademark.
- Provided strong support for all board related activities, including responses to peer practice developments.

Committee Assessment of Annual Incentive Bonus Payouts

In reviewing and assessing annual incentive bonus payouts for 2020, the Compensation and Human Capital Committee additionally considered the extraordinary circumstances facing the company in 2020 due to the COVID-19 pandemic and the success of management in facing those challenges, such as:

- Successful transition of company employees to work from home and back to work from work in June 2020;
- Strength of the company's pre-existing indoor environmental quality programs and strategies, which allowed its own employees and tenants to return to the office ahead of most companies and allowed the company to re-open the Empire State Building Observatory ahead of other major New York City museums or indoor attractions;
- New leases signed despite the pandemic and successful rent collection, rent deferrals and other arrangements negotiated with tenants;
- Extraordinary cost reduction measures, which contributed greatly to the corporate and portfolio and operational metric achievements, including property operating expense reductions, departmental cost reductions, temporary salary reductions and postponing of nonessential capex;
- Protection of the company's balance sheet and prudent capital decisions, including through the drawn down and subsequent pay down of its revolver, temporary dividend suspension, and obtainment of 10-year mortgage financing at attractive terms during credit contraction; and
- Great strides made with respect to sustainability initiatives.

The Compensation and Human Capital Committee also considered a number of related factors, including: (i) the scope of the officer's responsibilities within our company and in relation to comparable officers at various companies within our peer group; (ii) the experience of the officer within our industry and at our company; (iii) a review of historical compensation information for the individual officer; (iv) a determination of the compensation needed to motivate and retain that individual; (v) the recommendations of the CEO with respect to the executive officers other than himself; and (vi) data regarding compensation paid to officers with comparable titles, positions or responsibilities at our peer companies (see "Peer Benchmarking Process" on page 53).

To balance outstanding performance by management in many areas against market turmoil and poor TSR, the Compensation and Human Capital Committee, with full support from the management team, took the unprecedented step to exercise negative discretion and reduce the annual incentive bonus awards to our CEO; our EVP, Real Estate; and our EVP, General Counsel by over 15%. Our NEOs received the lowest annual incentive bonuses since our IPO for 2020. Our new CFO's bonus was agreed upon by the terms of her hire and not reduced. Additionally, our new CFO was awarded a one-time, $500,000 equity grant in March 2021 with five-year time vesting to recognize extraordinary performance during 2020. This award will be reported in the Summary Compensation Table and other tables in our 2022 proxy statement.

Named Executive Officer	Target Bonus Award ($)	Percentage of Achievement (applying negative discretion)	Actual Bonus Award ($)
Anthony E. Malkin	1,215,000	85%	1,032,750
Christina Chiu[1]	316,700	100%	316,700
Thomas P. Durels	525,000	85%	446,250
Thomas N. Keltner, Jr.	312,500	85%	265,625
John B. Kessler[2]	325,000	47%	152,800

[1] Ms. Chiu's target eligible annual incentive bonus was set at $425,000 but was pro-rated for her time of service between May 7, 2020 and December 31, 2020.

[2] In accordance with his severance agreement, Mr. Kessler's target bonus for 2020 was $325,000, subject to company discretion, and such bonus was set at the same ratio to other NEOs as his 2019 bonus.

Bonus Election Program

In early 2017, the Compensation and Human Capital Committee determined to reinforce the alignment of our NEOs' interests with those of shareholders by designing a new bonus election program under which each NEO could elect to receive the annual incentive bonus in any combination of (i) cash, (ii) fully vested LTIP units at 100% of the face amount or (iii) LTIP units that vest over three years, subject to continued employment, at 125% of the face amount. For a description of LTIP units, see "LTIP Units" on page 66. The chart below shows the face amount of the annual incentive bonus awarded to each NEO for 2020 as well as the cash and equity components elected by each:

Named Executive Officer	Face Amount of Bonus Award ($)	Amount of Award Received in Cash at Face Amount ($)	Amount of Award Elected to be Received in Vested LTIPs at Face Amount ($)	Amount of Award Elected to be Received in Unvested 3-Year Time-Based LTIPs at 125% of Face Amount ($)
Anthony E. Malkin	1,032,750	–	–	1,290,938
Christina Chiu[1]	316,700	316,700	–	–
Thomas P. Durels	446,250	–	–	557,813
Thomas N. Keltner, Jr.	265,625	–	–	332,031
John B. Kessler[2]	152,800	114,600	38,200	–

[1] Ms. Chiu's target eligible annual incentive bonus was set at $425,000 but was pro-rated for her time of service between May 7, 2020 and December 31, 2020.

[2] In accordance with his severance agreement, Mr. Kessler's target bonus for 2020 was $325,000, subject to company discretion, and such bonus was set at the same ratio to other NEOs as his 2019 bonus.

Long-Term Equity Incentive Compensation

General

Our Compensation and Human Capital Committee believes that a substantial portion of each NEO's compensation should be in the form of long-term equity incentive compensation. Equity incentive awards align management's interests more closely with those of our shareholders and encourage management to create shareholder value over the long-term because the value of the equity awards is directly attributable to changes in our dividends and the price of our common stock over time. In addition, equity awards are an effective tool for management retention because full vesting of the awards generally requires continued employment for multiple years.

Long-term equity incentive compensation is granted in the form of LTIP units or Restricted Shares. Each grant is formulated as a dollar amount when approved, based on peer benchmarks, competitive conditions, and the criteria and goals discussed herein. In accordance with the applicable approval, such dollar amount is converted into units or shares, using a grant date fair value calculation. For a description of such fair value calculation and a description of LTIP units, see "LTIP Units – Valuation" on page 67. In connection with these awards, our NEOs elect whether to receive LTIP units or Restricted Shares. To date, all of our NEOs have chosen LTIP units.

LONG-TERM EQUITY INCENTIVE MIX



50% Time-Based Vesting Awards

50% Performance-Based Vesting Awards

In order to maximize retention and enhance the achievement of goals for our company, the committee has determined to structure our long-term incentive awards to include both (i) awards subject to vesting based on achievement of multiple performance-based criteria and (ii) awards subject to time-based vesting. For our company, the long-term equity incentive awards have consistently each year been allocated 50% (based on target amounts) in the form of time-based vesting awards and 50% in the form of performance-based vesting awards, in order to provide:

- an appropriate alignment of interests with shareholders;
- motivation to focus on multi-year shareholder value creation; and
- retention of our highly talented executives.

Time-Based Awards

The time-based awards vest 25% per year over four years on each anniversary of the first day of the calendar year of the grant date, subject to continued employment by the NEO. Dividends (with respect to Restricted Shares) or distributions (with respect to LTIP units) will be paid as and when distributions are paid with respect to our Class A common stock and partnership units.

Vesting	25% per year over 4 years
Conditions	Continued employment
Dividends/Distributions	Paid as and when distributions are paid with respect to our Class A common stock and partnership units

Performance-Based Awards

The performance-based awards vest based on the company's annual TSR over a three-year performance period relative to indices which reflect the performance of a representative group of (i) office REITs and (ii) all REITs. The performance-based awards covering the three-year performance period from January 1, 2020 through December 31, 2022 included the following pre-established quantitative performance metrics and potential payout levels:

Performance vs. Index (3-Year CAGR)	Weighting	Threshold	Target	Maximum
Relative TSR vs. SNL Office Index	33.34%	-450 bps	+50 bps	+550 bps
Relative TSR vs. SNL Office Index	33.34%	Above Bottom Quartile	50th Percentile	Top Quartile
Relative TSR vs. MSCI US REIT Index	16.66%	-450 bps	+50 bps	+550 bps
Relative TSR vs. MSCI US REIT Index	16.66%	Above Bottom Quartile	50th Percentile	Top Quartile

[1] Results between threshold and target or between target and maximum are based on linear interpolation. Performance below threshold earns 0% and above maximum is capped at the maximum level.

[2] Relative performance is stated as basis points above or below index performance. A basis point (bp) equals one-one hundredth of a percent 100 bps equals 1.0%.

Such awards, to the extent earned at the end of such three-year performance period, will vest 50% at the end of such period and 50% on the first anniversary of the end of such period, subject to continued employment by the NEO.

Dividends (with respect to Restricted Shares) or distributions (with respect to LTIP units) are paid to the extent of 10% of the distributions paid with respect to our Class A common stock and operating partnership units, and the 90% balance is accrued and paid in full if and to the extent such performance equity is earned at the end of the performance period.

Vesting	To the extent earned, 50% at end of 3-year performance period; 50% on first anniversary of such date
Conditions	Relative TSR performance over a three-year performance period (see table above)
Dividends/Distributions	10% of distributions paid with respect to our Class A common stock and our partnership units during performance period; 90% balance accrued and paid in full when such performance equity is earned at the end of the performance period

2020 Long-Term Equity Incentive Compensation Awards

Based on the recommendation of FPL, the committee set 2020 target long-term equity incentive compensation amounts for our NEOs as shown on the next page. These targets were chosen in relation to FPL's benchmarking study of the company's peer group, particularly the subset of our peers operating in the New York City market, based on (i) an appropriate balance between cash and equity as it relates to total compensation and (ii) a level of total compensation which, when combined with the level of base salary and annual incentive bonus, remains at a market-competitive level to attract and retain our key executives.

Such long-term equity incentive awards were allocated 50% (based on target amounts) in the form of time-based vesting awards to vest 25% on each anniversary of January 1, 2020 and 50% in the form of performance-based vesting awards for the performance period January 1, 2020 to December 31, 2022. In addition to her annual equity awards for 2020, Ms. Chiu received a one-time initial time-based equity grant with a targeted value of approximately $324,100.

ALLOCATION OF 2020 LONG-TERM EQUITY INCENTIVE COMPENSATION:

| | Dollar Value of LTIP Award Opportunities Granted in 2020 | | | |
| | Time-Based | Performance-Based | | |
Named Executive Officer	Target ($)	Threshold ($)	Target ($)	Maximum ($)
Anthony E. Malkin	2,733,750	1,366,875	2,733,750	5,467,500
Christina Chiu[1]	550,733	122,773	245,547	491,093
Thomas P. Durels	1,181,250	590,625	1,181,250	2,362,500
Thomas N. Keltner, Jr.	448,438	224,219	448,438	896,875
John B. Kessler[2]	1,262,500	631,250	1,262,500	2,525,000

[1] Ms. Chiu's time-based equity includes a one-time initial equity award with a value of $313,339 (post-appraisal valuation), which vests 33.3% per year over a 3-year period in addition to a 2020 annual equity award with a value of $237,394, 50% of her pro-rated $750,000 total target annual long-term equity award, which vests 25% annually over a 4-year period. Each of Ms. Chiu's annual time-based and performance-based equity grants were pro-rated for her time of service between May 7, 2020 and December 31, 2020.

[2] In accordance with the terms of his existing grant agreements, Mr. Kessler was eligible to receive his full time-based equity award despite concluding his service as President and Chief Operating Officer on June 10, 2020. He was eligible to receive his full performance-based equity award as well, depending on TSR outcomes.

The long-term incentive awards were granted to our NEOs on March 16, 2020, at the dollar amounts shown in the two charts above, other than for Ms. Chiu, whose long-term incentive awards were granted on her join date, May 7, 2020.

Performance-Based Equity Award Status Through December 31, 2020

The first graph below is a comparison of the cumulative TSR on our Class A common stock, the Standard & Poors 500 Index, the MSCI US REIT Index, the FTSE Nareit Equity REIT Office Index and the SNL Office Index assuming $100.00 was invested on December 31, 2015, and dividends were reinvested. The second graph below shows ESRT's TSR vs. its peer REITs in NYC.

STOCK PERFORMANCE VS. GENERAL INDICES



TOTAL RETURN PERFORMANCE VS. PEERS



The graphic below summarizes the performance periods and outcomes of each of our annual three-year performance-based equity awards. Such awards for 2015–2017 were paid out at 54.4% of maximum, and such awards for the 2016–2018, 2017–2019 and 2018–2020 performance periods were forfeited in their entirety. Although payouts for our 2019–2021 and 2020–2022 performance-based equity awards will not be measured until the end of 2021 and 2022, respectively, if our TSR does not significantly improve over the balance of these performance periods above the 2019 and 2020 results, these awards will also be forfeited.

PERFORMANCE-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2020

LTIP Performance Period	2015	2016	2017	2018	2019	2020	2021	2022	Outcome	% Payout
2015-2017[1]	100% Complete								▲ Partially Above Target	54.4%
2016-2018[2]		100% Complete							▼ Below Threshold – 100% Forfeited	0.0%
2017-2019[2]			100% Complete						▼ Below Threshold – 100% Forfeited	0.0%
2018-2020[2]				100% Complete					▼ Below Threshold – 100% Forfeited	0.0%
2019-2021[3]					66% Complete				▼ Tracking Below Threshold	0.0%[4]
2020-2022[3]						33% Complete			▼ Tracking Below Threshold	0.0%[4]

[1] The performance-based awards covering the three-year performance period from 2015-2017 included the following pre-established quantitative performance metrics and weightings: absolute TSR (50%), relative TSR vs. FTSE Nareit Equity REIT Office Index (30%) and relative TSR vs. MSCI US REIT Index (20%).

[2] The performance-based awards covering the three-year performance periods from 2016-2018, 2017-2019 and 2018-2020 included the following pre-established quantitative performance metrics and weightings: absolute TSR (25%), relative TSR vs. FTSE Nareit Equity REIT Office Index (50%) and relative TSR vs. MSCI US REIT Index (25%).

[3] The performance-based awards covering the three-year performance period from 2019-2021 and 2020-2022 include the following pre-established quantitative performance metrics and weightings: relative TSR vs. SNL Office Index and relative TSR vs. MSCI US REIT Index with weightings and methodology outlined on page 64.

[4] The performance period for these awards remains open and the payout percentage for these awards has not been determined.

Other Compensation Policies and Practices

LTIP Units

Overview

Pursuant to our equity plans we have issued LTIP units, as a form of equity-based award for long-term incentive equity compensation. LTIP units are designed to qualify as "profits interests" in our operating partnership for federal income tax purposes, meaning that initially they would not be entitled to any distributions upon the liquidation of our operating partnership. However, over time the LTIP units can become entitled to a share of liquidating distributions from our operating partnership until the LTIP units are on a one-for-one parity with operating partnership units. LTIP units are designed to offer key employees a long-term incentive that will over time become comparable to Restricted Shares while allowing them to enjoy a more favorable income tax treatment. Each LTIP unit awarded is deemed equivalent to an award of one share of Class A common stock reserved under both our equity plans, reducing availability for other equity awards on a one-for-one basis.

LTIP UNITS KEY POINTS

- LTIP unit = profit interest in our operating partnership
- Convertible into operating partnership unit and exchangeable for Class A common stock on 1-for-1 basis after two year holding period
- More favorable tax treatment to grantee vs. Restricted Shares (i.e., no taxable income to grantee upon vesting, only gain on sale)
- Time-based LTIP units receive distributions equivalent to common stock dividends
- Performance-based LTIP units receive distributions equal to 10% of common stock dividends until performance period ends and then 90% catch-up on any earned award amount

Our Compensation and Human Capital Committee believes that allowing executives to choose to receive equity-based awards in the form of LTIP units rather than Restricted Shares (i) advances the goal of promoting long-term equity ownership by executives, (ii) has no adverse impact on dilution as compared to using Restricted Shares, (iii) does not increase our recorded expense on account of equity-based compensation awards, (iv) further aligns the interests of executives with the interests of shareholders, (v) because LTIP units are offered by many of our peers, enables the company to remain competitive with our peers in recruiting and retaining talented executives and (vi) serves our objectives by increasing the after-tax value of a given equity grant and, therefore, enhances our equity-based compensation package for executives as a whole. Based on these considerations, we offer certain eligible officers and employees a choice between Restricted Shares and LTIP units on a one-for-one basis for their performance-based and time-based long-term equity compensation awards.

Distributions

With the exception of performance-based LTIP units granted in 2016 and thereafter, all LTIP units and Restricted Shares issued in connection with annual equity awards, whether vested or not, receive the same per unit distributions as operating partnership units, which equal per share dividends (both regular and special) on our Class A common stock. Performance-based LTIP units granted in 2016 and thereafter receive 10% of such distributions currently, unless and until such LTIP units are earned based on performance, at which time they will receive the accrued and unpaid 90% and will commence receiving 100% of such distributions. No dividend is paid initially with respect to performance-based Restricted Shares. Instead, the dividend amount is accrued and paid in full if and when such shares are earned at the end of the performance period.

Conversion Rights

At the time of award LTIP units do not have full economic parity with operating partnership units but can achieve such parity over time upon the occurrence of specified events. The capital account associated with an LTIP unit when it is initially issued is zero. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of holders of operating partnership units. Upon equalization of the capital accounts of the holders of LTIP units with other holders of operating partnership units, the LTIP units will achieve full parity with operating partnership units for all purposes, including with respect to liquidating distributions.

Following a two year holding period, holders of vested LTIP units that have achieved such parity will have the right to convert their vested LTIP units into an equal number of operating partnership units or to require our operating partnership to redeem their vested LTIP units for an equal number of shares of Class A common stock of the company or, at the company's option, an amount of cash equal to the value of such shares. Unless and until such parity is reached, the value that an executive will realize in a liquidation for a given number of vested LTIP units is less than the value of an equal number of operating partnership units. Events that allow such revaluation of our operating partnership's assets under the partnership agreement and applicable federal tax regulations generally include: (i) the issuance by the company of our Class A common stock, (ii) the issuance by our operating partnership of operating partnership units, (iii) the issuance of equity compensation LTIP units, (iv) significant repurchases of common stock for cash, and (v) the redemption by the company of operating partnership units for cash or other property.

Valuation

Each grant is formulated as a dollar amount when approved and such dollar amount is converted into units, based on the grant date fair value, with such grant date fair value calculated by a third-party appraiser.

For LTIP unit awards that are time-based, the grant date fair value is the stock price of our Class A common stock on the grant date discounted for the restriction period during which the LTIP units cannot be redeemed or transferred and the uncertainty regarding if, and when, the book capital account of the LTIP units will equal that of the common units.

For LTIP unit awards that are performance-based, the grant date fair value is calculated using a Monte Carlo Simulation model, in the same manner as we use to calculate the accounting expense to book for such awards in accordance with ASC Topic 718. Our stock price, along with the prices of the comparative indexes, is assumed to follow the Geometric Brownian Motion Process. Geometric Brownian motion is a common assumption when modeling in financial markets, as it allows the modeled quantity (in this case, the stock price) to vary randomly from its current value and take any value greater than zero. The volatilities of the returns on our stock price and the comparative indexes were estimated based on implied volatilities and historical volatilities using a six-year look-back period. The expected growth rate of the stock prices over the performance period is determined with consideration of the risk-free rate as of the grant date. For more information, see Note 9 to our 2020 audited financial statements included in our 2020 annual report. In essence, the Monte Carlo methodology calculates the LTIP unit value as a delta from the grant date price of our Class A common stock, based on price volatility, TSR goal difficulty, vesting probability and potential payout. The more difficult the TSR goal, the lower the value assigned to an LTIP unit.

Equity Awards — Retirement Age

Pursuant to the 2019 Equity Plan and our forms of equity award agreement, in the event of a voluntary termination of employment by a grantee following such grantee's Retirement Eligibility Date, any restrictions and conditions on the vesting of any time-based equity award shall lapse and any equity not yet vested shall automatically become fully vested as of such date of termination. The same applies to any earned performance-based equity awards (meaning the performance period has concluded and the earned amount has been determined). In the case of any performance-based equity with a performance period still ongoing as of the termination date, the performance period end date shall be the date of termination and the number of earned LTIP units shall be determined as of such date and pro-rated in accordance with the shortened performance period. Prior to amendment of the 2019 Equity Plan on July 13, 2020, "Retirement Eligibility Date" meant the later of (i) the date such grantee attains the age of 60 and (ii) the date on which the grantee has first completed ten (10) years of continuous service. On July 13, 2020, the board amended the 2019 Equity Plan such that the Retirement Eligibility Age was raised from 60 to 65 starting with awards issued after such amendment date, and amended certain grant agreements for equity awards issued in early 2020 such that the new Retirement Eligibility Age would apply to such 2020 awards issued prior to July 13, 2020.

Employee Benefits

Our 401(k) Plan covers eligible employees of the company and any designated affiliate. Our 401(k) Plan permits an eligible employee to defer a percentage of eligible annual compensation, subject to certain limitations imposed by the U.S. Internal Revenue Code of 1986 (the "Code"). The employee's elective deferrals are immediately vested and non-forfeitable upon contribution to our 401(k) Plan. In order to encourage employee participation, we match up to $1,250 of employee contributions in cash, and these contributions vest over time. We do not provide our NEOs with a supplemental pension or any other retirement or nonqualified deferred compensation benefits, other than our 401(k) Plan benefits provided generally to our employees.

Perquisites and Other Personal Benefits

For security and efficiency, we provide Mr. Malkin a car and a full-time driver, with a value up to $165,250 per year at October 7, 2020, as adjusted for consumer price index ("CPI"). This allows him to travel more safely and to use his time more efficiently during his travel. The cost to the company in 2020 was $102,325 for the driver's salary and bonus and $32,773 for car-related expenses. In addition, we provide Mr. Malkin security services for him and his family, when required in his reasonable judgment, provided that Mr. Malkin provides the Compensation and Human Capital Committee with reasonable justification for any such expense which exceeds $50,000 in any consecutive 12-month period, excluding up to $50,000 total per residence for security assessment and related installations at any time during the three-year term that began October 7, 2018.

Clawback Policy

We have adopted a formal clawback policy, which allows us to recoup cash and equity incentive compensation paid to an officer covered by the policy if the related financial results are subsequently restated as described below. The policy covers all of our current and former executive officers as well as certain other specified officers. Pursuant to this policy, if we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement, then our Compensation and Human Capital Committee may require an employee covered by the policy who was engaged in fraud, willful misconduct, or intentional illegal conduct which materially contributed to the need for such restatement to repay or forfeit to the company "excess compensation." Excess compensation includes annual cash incentive and long-term incentive compensation in any form (including Restricted Shares and LTIP units, whether time-based or performance-based) received by that employee during the three-year period preceding the publication of the restated financial statements that the committee determines was in excess of the amount that such employee would have received if such compensation had been determined based on the financial results reported in the restated financial statements.

The committee intends to periodically review this clawback policy and, as appropriate, conform it to any applicable final rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Hedging and Pledging Our Securities

Our employees are prohibited from engaging in a transaction meant to hedge or minimize losses in our securities, including engaging in transactions in puts, calls or other derivatives on our securities, or short selling our securities.

Executive officers and certain employees owning more than $1,000,000 of our securities are prohibited from pledging our securities as collateral for a loan unless such pledging is approved in advance by our Compensation and Human Capital Committee.

Minimum Share Ownership Guidelines for Executive Officers and Directors and Post-Vesting Holding Periods

We have adopted minimum stock ownership guidelines that require each executive officer to maintain ownership of a minimum number of shares of our common stock (including awarded operating partnership units and LTIP units) having a market value equal to or greater than a multiple (ten times, in the case of our CEO, and five times, in the case of all other executive officers) of such executive officer's base salary. Each executive officer must achieve the minimum equity investment within five years from adoption of the guidelines or the date of such officer's appointment for subsequently appointed executive officers.

We have adopted minimum stock ownership guidelines that require our independent directors to hold a number of shares of our common stock (including awarded operating partnership units and LTIP units) having a market value equal to or greater than five times the portion of the annual base retainer which is eligible to be paid in cash. Each independent director must achieve the minimum equity investment within five years from the date of such director's election to our board to attain compliance with the stock ownership requirements.

In addition, equity awards granted to our NEOs during 2020 are subject to a post-vesting holding period of two years.

No Tax Gross-Up Payments

We do not provide any "golden parachute" tax gross-up payments to our NEOs. According to their employment agreements, if any payments or benefits to be paid or provided to any of our NEOs would be subject to "golden parachute" excise taxes under Section 4999 of the Code, the executive's payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater net after-tax receipt for the executive.

Tax Implications — Deductibility of Executive Compensation

Section 162(m) of the Code, as amended by the Tax Cuts and Jobs Act of 2017 (the "TCJA"), limits to $1 million the deduction that publicly traded corporations may take for compensation paid to "covered employees" of the corporation. Under a series of private letter rulings issued by the Internal Revenue Service (the "IRS") prior to the enactment of the TCJA, compensation paid by an operating partnership to executive officers of a REIT that serves as its general partner was not subject to the limitation on deductibility under Section 162(m) to the extent such compensation was attributable to services rendered to the REIT's operating partnership. In December 2020, the IRS issued final Treasury regulations under Section 162(m) (the "Regulations") that overturn the guidance in the private letter rulings and apply Section 162(m)'s $1 million deduction limit to a REIT's distributive share of any compensation paid by the REIT's operating partnership to certain current and former executive officers of the REIT. The guidance under the Regulations applies to all compensation deductible in tax years ending on or after December 20, 2020 other than compensation paid pursuant to a written binding contract in effect on December 20, 2019 that is not subsequently materially modified. This guidance under the Regulations represents a change in IRS guidance regarding the deductibility of compensation for REITs and, to the extent that compensation paid to our executive officers does not qualify for deduction under Section 162(m), a larger portion of shareholder distributions may be subject to U.S. federal income taxation as dividend income rather than return of capital.

While we continue to assess the impact of Section 162(m) of the Code and the Regulations on our compensation arrangements, the board and the Compensation and Human Capital Committee believe that shareholder interests are best served if they retain maximum flexibility to design executive compensation programs that meet stated business objectives. For that reason, while our board and Compensation and Human Capital Committee have considered the potential effects of Section 162(m) of the Code and the Regulations on the compensation paid to our NEOs, the Compensation and Human Capital Committee's compensation policy and practices are not directly guided by considerations relating to Section 162(m) of the Code.

Risk Considerations in Our Compensation Programs

Our Compensation and Human Capital Committee has discussed the concept of risk as it relates to our compensation programs with management and FPL, and the committee does not believe the goals, or the underlying philosophy of our compensation programs encourage excessive or inappropriate risk taking.

Compensation and Human Capital Committee Report

The following Compensation and Human Capital Committee Report to shareholders shall not, in accordance with the rules of the SEC, be incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or under the Securities Act of 1933, as amended (the "Securities Act"), and shall not be deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

Our Compensation and Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based on such review and discussions, the committee recommended to our board that such Compensation Discussion and Analysis be included in this proxy statement.

Submitted by our Compensation and Human Capital Committee

Leslie D. Biddle (Chair)
Steven J. Gilbert
Patricia S. Han

Compensation and Human Capital Committee Interlocks and Insider Participation

During the year ended December 31, 2020, Mses. Biddle and Han and Messrs. Gilbert and Robinson (from January 1, 2020 to May 15, 2020) served as members of our Compensation and Human Capital Committee. No member of our Compensation and Human Capital Committee is a current or former officer or employee of the company or any of its subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board or Compensation and Human Capital Committee.

PROPOSAL 2: NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

We seek your advisory vote to approve the compensation of our NEOs (as described in the "Compensation Discussion and Analysis" section of this proxy statement and the accompanying compensation tables and narrative disclosure) in accordance with the regulations under Section 14A of the Exchange Act. The following proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2020 executive compensation programs and policies and the compensation paid to our NEOs during 2020. Your non-binding, advisory vote will serve as an additional tool to guide our board and our Compensation and Human Capital Committee in aligning our executive compensation programs with the interests of our company and our shareholders. In considering this vote, we encourage shareholders to review carefully the information presented on our compensation policies and decisions regarding our executive officers, as disclosed in detail in this proxy statement under "Compensation Discussion and Analysis" and the accompanying compensation tables and narrative disclosure.

As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, the primary objectives of our executive compensation program are to attract and retain qualified and talented individuals who possess the skills and expertise necessary to lead, manage and grow our company, and are accountable for the performance of our company. We also seek to promote an ownership mentality among our NEOs by issuing equity grants to them that not only align their interests with the interests of our shareholders, but also enhance the executives' focus on our long-term performance. We believe this strong tie between compensation and performance leads to the success of our company and serves the best interests of our shareholders. Further, our Compensation and Human Capital Committee regularly reviews all elements of the compensation paid to our NEOs. Our Compensation and Human Capital Committee believes that our present compensation program, as described in the Compensation Discussion and Analysis section and the accompanying tables and related narrative in this proxy statement, aligns the interests of our NEOs with our shareholders, and incentivizes our executives to focus on the achievement of our long-term business objectives.

Approval of this non-binding, advisory "say-on-pay" resolution requires the affirmative vote of the holders of a majority of the votes cast at the annual meeting at which a quorum is present.

The vote on this proposal is non-binding and advisory in nature. Because of this, it will not affect any compensation already paid or awarded to any NEO, and it will not be binding on or overrule any decisions by our board or our Compensation and Human Capital Committee. Nevertheless, our board highly values input from our shareholders, and our Compensation and Human Capital Committee will carefully consider the results of this vote when making future decisions about executive compensation. In addition, even if a majority of our shareholders approves this proposal, if there is a significant vote against the compensation of our NEOs, our Compensation and Human Capital Committee will evaluate whether any actions are appropriate to address the concerns of our shareholders. The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the overall compensation of our NEOs, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

✅ **OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE FOLLOWING NON-BINDING ADVISORY RESOLUTION:**

"**RESOLVED**, that the compensation paid to our named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation **S-K**, including the "Compensation Discussion and Analysis," compensation tables, and narrative discussion, is hereby **APPROVED**, on a non-binding, advisory basis."

EXECUTIVE COMPENSATION TABLES

2020 Summary Compensation Table

The following Summary Compensation Table sets forth information concerning the total compensation paid to, earned by or awarded to our NEOs for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

Name and Principal Position	Year[1]	Salary[2] ($)	Bonus[3] ($)	Stock Awards[4] ($)	All Other Compensation[5] ($)	Total[6] ($)
Anthony E. Malkin Chairman, President and Chief Executive Officer	2020	514,050	1,032,750	8,459,436	136,348	10,142,584
	2019	810,000	2,000,000	8,201,244	134,255	11,145,499
	2018	810,000	2,000,000	6,545,801	174,240	9,530,041
Christina Chiu Executive Vice President and Chief Financial Officer	2020	310,577	316,700	1,041,826	–	1,669,103
Thomas P. Durels Executive Vice President, Real Estate	2020	641,442	446,250	3,655,304	1,250	4,744,246
	2019	650,000	1,000,000	3,543,734	1,250	5,194,984
	2018	650,000	1,000,000	3,017,602	1,250	4,668,852
Thomas N. Keltner, Jr. Executive Vice President, General Counsel and Secretary	2020	637,019	265,625	1,411,712	1,250	2,315,606
	2019	625,000	430,000	1,345,300	1,250	2,401,550
	2018	625,000	430,000	1,041,514	1,250	2,097,764
John B. Kessler Former President and Chief Operating Officer	2020	713,462	152,800	3,787,492	25,481	4,679,235
	2019	700,000	650,000	3,787,495	1,250	5,138,745
	2018	700,000	750,000	3,093,122	1,250	4,544,372

[1] **Year**. Under applicable SEC rules, we have excluded compensation for 2019 and 2018 for Ms. Chiu as she was not an NEO during those years. Ms. Chiu was first employed by the company on May 7, 2020.

[2] **Salary**. The Compensation and Human Capital Committee approved a base salary of $810,000 and $700,000 for 2020 for each of Messrs. Malkin and Durels, respectively. In light of the COVID-19 pandemic, Mr. Malkin initiated a reduction in his base salary to $1.00 for the second quarter of 2020. Mr. Malkin again initiated a reduction in his base salary rate for August through December 2020 to $540,000. Mr. Durels voluntarily agreed to an adjustment in his base salary rate for the same period to $525,000 per annum.

[3] **Bonus**. NEOs were given the option to receive all or a portion of their 2020 annual incentive bonus (paid in March 2021) (i) in cash, (ii) fully vested LTIP units at 100% of the face amount, or (iii) LTIP units, vesting over a three year period, at 125% of the face amount (the "Bonus Premium Option"). The amounts included in the "Bonus" column above represent the face amount of the award. The extra value to be received by an NEO who elected the Bonus Premium Option is included in the "Stock Awards" column. For clarity, each NEO's election regarding the Bonus Premium Option is shown below, along with the total projected value based on the grant date fair value of the award for NEOs who elected the Bonus Premium Option. For more information, see "Bonus Election Program" on page 63.

Named Executive Officer	Year	Face Amount of Bonus Award ($)	Amount of Award Elected to Be Received in Cash at Face Amount ($)	Amount of Award Elected to be Received in Vested LTIPs at Face Amount ($)	Amount of Award Elected to be Received in Unvested 3-Year Time-Based LTIPs at 125% of Face Amount ($)	Total Value of the Bonus Award (including 25% Premium, as applicable)
Anthony E. Malkin	2020	1,032,750	0%	0%	100%	1,290,938
Christina Chiu	2020	316,700	100%	0%	0%	316,700
Thomas P. Durels	2020	446,250	0%	0%	100%	557,813
Thomas N. Keltner, Jr.	2020	265,625	0%	0%	100%	332,031
John B. Kessler	2020	152,800	75%	25%	0%	152,800

(4) **Stock Awards**. The amounts in this column reflect:

Named Executive Officer	Year	Bonus Premium Option[a] ($)	Time-based Awards[b] ($)	Performance-based Awards[c] ($)	Total ($)
Anthony E. Malkin	2020	258,188	2,733,749	5,467,499	8,459,436
Christina Chiu	2020	N/A	550,733	491,093	1,041,826
Thomas P. Durels	2020	111,563	1,181,243	2,362,498	3,655,304
Thomas N. Keltner, Jr.	2020	66,407	448,432	896,873	1,411,712
John B. Kessler	2020	N/A	1,262,496	2,524,996	3,787,492

a. *Bonus Premium Option*. For NEOs who elected the Bonus Premium Option, the "Stock Awards" column includes the difference between the face value of the bonus award and the grant date fair value of the LTIP award received in lieu of cash (targeted to be 125% of the face amount). The grant date fair value of the Bonus Premium Option LTIP unit awards is computed in accordance with ASC Topic 718 at $9.42 per unit for Messrs. Malkin, Durels and Keltner. The fair value of the awards was estimated based on the fair value of our stock at the grant date discounted for the restriction period during which the LTIP units cannot be redeemed or transferred and the uncertainty regarding if, and when, the book capital account of the LTIP units will equal that of the common units.

b. *Time-based awards*. The grant date fair value of the time-based LTIP unit awards is computed in accordance with ASC Topic 718 at $7.55 per unit for Messrs. Malkin, Durels, Keltner and Kessler and $6.70 for Ms. Chiu. The fair value of the awards was estimated based on the fair value of our common stock at the grant date discounted for the restriction period during which the LTIP units cannot be redeemed or transferred and the uncertainty regarding if, and when, the book capital account of the LTIP units will equal that of the common units. The LTIP units were granted on March 16, 2020 in the case of Messrs. Malkin, Durels, Keltner and Kessler, and on May 7, 2020 in the case of Ms. Chiu. Each NEO was granted an annual time-based award that vests 25% annually over a 4-year period. Ms. Chiu was additionally granted a one-time initial equity award with a value of approximately $324,100 that vests 33.3% per year over a 3-year period. Each of Ms. Chiu's annual time-based and performance-based equity grants were pro-rated for her time of service between May 7, 2020 and December 31, 2020. In accordance with the terms of his existing grant agreements, Mr. Kessler was eligible to receive his full time-based equity award granted on March 16, 2020, despite concluding his service as President and Chief Operating Officer on June 10, 2020.

c. *Performance-based Awards*. The grant date fair value of the performance-based LTIP unit awards is computed in accordance with ASC Topic 718, disregarding estimated forfeitures and assuming the probable outcome of the performance metrics for performance-based LTIP units, at $4.18 per unit for Messrs. Malkin, Durels, Keltner and Kessler and $4.20 for Ms. Chiu. As such awards are market-based awards, the fair value of the awards was estimated using a Monte Carlo Simulation model. The grant date fair value generally equates to the "Maximum" payout as shown on page 65 under this calculation method. Further discussion of the assumptions used in calculating these values can be found under "LTIP Units – Valuation" on page 67 and in Note 9 to our 2020 audited financial statements included in our 2020 annual report.

The LTIP units were granted on March 16, 2020 in the case of Messrs. Malkin, Durels, Keltner and Kessler, and on May 7, 2020 in the case of Ms. Chiu. In accordance with the terms of his existing grant agreements, Mr. Kessler was eligible to receive his full performance-based equity award granted in March 2020, depending on TSR outcomes, despite concluding his service as President and Chief Operating Officer on June 10, 2020. The amounts reported in the table above are not necessarily representative of the amounts, if any, that the NEOs may receive upon vesting of these awards. The threshold, target and maximum values used by the Compensation and Human Capital Committee in determining the number of shares subject to performance-based LTIP units granted in 2020 are set forth under "Performance-Based Awards" on page 64.

The maximum values of the performance-based LTIP units granted in 2020 (if determined based on stock price on the grant date, rather than fair value), assuming that the highest level of performance is achieved, are shown in the table below, although all such grants are tracking below threshold at this time.

	Malkin	Chiu	Durels	Keltner	Kessler
Performance-based, settlement at maximum – 200% ($)	11,366,642	1,016,096	4,911,510	1,864,552	5,249,334

(5) **Other Compensation**. We provide our NEOs with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. We match up to $1,250 of employee contributions under our 401(K) program in cash. See "Employee Benefits" on page 68. Additionally, we provide Mr. Malkin a car and a full-time driver. The amount reported includes the cost to the company for the car and driver for 2020, which was $102,325 for the driver's salary and bonus and $32,773 for car-related expenses in 2020. Mr. Kessler's other compensation additionally includes unused vacation days for which he was paid out after his last day with the company.

Named Executive Officer	Year	401(k) Match ($)	Driver/Car Expenses ($)	Unused Vacation Days ($)	Total ($)
Anthony E. Malkin	2020	1,250	135,098	—	136,348
Christina Chiu	2020	—	—	—	—
Thomas P. Durels	2020	1,250	—	—	1,250
Thomas N. Keltner, Jr.	2020	1,250	—	—	1,250
John B. Kessler	2020	1,250	—	24,231	25,481

2020 Grants of Plan-Based Awards

The following table discloses the number of plan-based awards granted in 2020 to our NEOs and the grant date fair value of these awards.

| Name | Grant Date | Estimated Future Payouts under Equity Plan: Number of Performance-Based Shares of Stock or Units | | | All Other Stock Awards: Number of Time-Based Shares of Stock or Units (#) | Grant Date Fair Value of Stock or Units ($) |
		Threshold (#)	Target (#)	Maximum (#)		
Anthony E. Malkin	3/19/20[1]	–	–	–	350,631	2,499,999
	3/16/20[2]	–	–	–	362,086	2,733,749
	3/16/20[3]	327,003	654,007	1,308,014	–	5,467,499
Christina Chiu	5/7/20[2]	–	–	–	35,432	237,394
	5/7/20[4]	–	–	–	46,767	313,339
	5/7/20[3]	29,232	58,463	116,927	–	491,093
Thomas P. Durels	3/19/20[1]	–	–	–	175,315	1,249,996
	3/16/20[2]	–	–	–	156,456	1,181,243
	3/16/20[3]	141,297	282,595	565,191	–	2,362,498
Thomas N. Keltner, Jr.	3/19/20[1]	–	–	–	75,385	537,495
	3/16/20[2]	–	–	–	59,395	448,432
	3/16/20[3]	53,640	107,281	214,563	–	896,873
John B. Kessler	3/19/20[1]	–	–	–	23,049	162,495
	3/16/20[2]	–	–	–	167,218	1,262,496
	3/16/20[3]	151,016	302,033	604,066	–	2,524,996

[1] **Bonus Election Program**. NEOs were given the option to receive all or a portion of their 2019 annual incentive bonus (paid in 2020) (i) in cash, (ii) fully vested LTIP units at 100% of the face amount, or (iii) LTIP units, vesting over a three year period, at 125% of the face amount (the "Bonus Premium Option").

    a. The number of LTIP units indicated in the table above represents (i) 25% of the face amount of Mr. Kessler's annual bonus who elected to receive 25% of the face value of his bonus in the form of fully vested LTIP units and 75% in cash, and (ii) 125% of the face amount of the bonus for Messrs. Malkin, Durels and Keltner who elected the Bonus Premium Option. These LTIP units vest 33.3% on each of the three anniversaries of January 1, 2020, in each case subject to continued employment. For more detail on these elections, see "Bonus Election Program" on page 63.

    b. The grant date fair value of the LTIP unit awards is computed in accordance with ASC Topic 718 at $7.13 per unit for Messrs. Malkin, Durels and Keltner and $7.05 for Mr. Kessler based on a grant date of March 19, 2020. The fair value of the awards was estimated based on the fair value of our stock at the grant date discounted for the restriction period during which the LTIP units cannot be redeemed or transferred and the uncertainty regarding if, and when, the book capital account of the LTIP units will equal that of the common units.

[2] **Time-Based LTIP Unit Awards**. Represents time-based LTIP units granted to each NEO pursuant to our 2019 Equity Plan.

    a. These time-based LTIP units vest 25% on each of the first four anniversaries of January 1, 2020, in each case subject to continued employment. In accordance with the terms of his existing grant agreements, Mr. Kessler was eligible to receive his full time-based equity award granted in March 2020, despite concluding his service as President and Chief Operating Officer on June 10, 2020.

    b. The grant date fair value of the time-based LTIP unit awards is computed in accordance with ASC Topic 718 at $7.55 per unit for Messrs. Malkin, Durels, Keltner and Kessler, based on a grant date of March 16, 2020, and $6.70 for Ms. Chiu, based on a grant date of May 7, 2020. The fair value of the awards was estimated based on the fair value of our stock at the grant date discounted for the restriction period during which the LTIP units cannot be redeemed or transferred and the uncertainty regarding if, and when, the book capital account of the LTIP units will equal that of the common units.

[3] **Performance-Based LTIP Unit Awards**. Represents performance-based LTIP units granted pursuant to our 2019 Equity Plan based on threshold, target and maximum amounts.

    a. The number of performance-based LTIP units that vest may range from none to the maximum amount, as shown in the table. Within such range, an interpolated amount would be applied if results fall between such threshold, target and maximum measures.

    b. Performance-based LTIP units granted on March 16, 2020 will be earned based on the company's relative annualized TSR over a three-year performance period that commenced on January 1, 2020 and concludes on December 31, 2022. Any earned performance-based LTIP units will then vest 50% on January 1, 2022, the end of the three-year performance period, and 50% on January 1, 2023, conditioned on continued employment. For more information about the performance criteria, see "Performance-Based Awards" on page 64.

The grant date fair value of the performance-based LTIP unit awards is computed in accordance with ASC Topic 718, disregarding estimated forfeitures and assuming the probable outcome of the performance metrics for performance-based LTIP units, at $4.18 per unit for Messrs. Malkin, Durels, Keltner and Kessler and $4.20 for Ms. Chiu. As such awards are market-based awards, the fair value of the awards was estimated using a Monte Carlo Simulation model. Further discussion of the assumptions used in calculating these values can be found under "LTIP Units – Valuation" on page 67 and in Note 9 to our 2020 audited financial statements included in our 2020 annual report.

(4) **One-Time Time-Based LTIP Unit Award to Ms. Chiu**. Represents time-based LTIP units granted to Ms. Chiu upon her hire date pursuant to our 2019 Equity Plan.

    a.   These time-based LTIP units vest 33.3% on each of the first three anniversaries of May 7, 2020, in each case subject to continued employment.

    b.   The grant date fair value of the time-based LTIP unit awards is computed in accordance with ASC Topic 718 at $6.70 per unit. The fair value of the awards was estimated based on the fair value of our stock at the grant date discounted for the restriction period during which the LTIP units cannot be redeemed or transferred and the uncertainty regarding if, and when, the book capital account of the LTIP units will equal that of the common units.

2020 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2020.

| | Stock Awards | | | |
| | Time-based Shares or Units[1] | | Performance-based Shares or Units[2] | |
Name	Number of Time-based Shares or Units That Have Not Vested) (#)	Market Value of Time-based Shares or Units That Have Not Vested ($)	Number of Unearned Performance-based Shares or Units or That Have Not Vested (#)	Market or Payout Value of Unearned Performance-based Shares or Units That Have Not Vested ($)
Anthony E. Malkin	1,138,777	10,613,402	519,249	4,839,401
Christina Chiu	82,199	766,095	29,232	272,442
Thomas P. Durels	547,826	5,105,738	224,366	2,091,091
Thomas N. Keltner, Jr.	214,786	2,001,806	85,175	793,831
John B. Kessler	288,714	2,690,814	239,799	2,234,927

(1) **Time-based Shares or Units**.

    a.   Includes the following LTIPs granted to our NEOs, all subject to continued employment:

        i.   To each of Messrs. Malkin, Durels and Keltner on February 29, 2016 that vest 25% on January 1 of 2017, 2018, 2019 and 2020;

        ii.   To Mr. Durels on February 29, 2016 that vest 30% on February 28, 2019, 30% on February 29, 2020, and 40% on February 28, 2021;

        iii.   To each of Messrs. Malkin, Durels and Keltner on March 17, 2017 that vest 25% on January 1, 2018, 2019, 2020 and 2021;

        iv.   To each of Messrs. Malkin, Durels and Keltner on March 27, 2018 that vest 25% on January 1, 2019, 2020, 2021 and 2022; and

        v.   To each of Messrs. Malkin, Durels and Keltner on March 20, 2019 that vest 25% on January 1, 2020, 2021, 2022 and 2023.

    b.   Market value calculated assuming that the value of an LTIP unit on December 31, 2020 was equal to the $9.32 price of a share of our Class A common stock on such date.

(2) **Performance-based Shares or Units**.

    a.   Includes the following LTIP units granted to our NEOs:

        i.   To each of Messrs. Malkin, Durels and Keltner on March 27, 2018, for which no units are estimated to be earned, but as shown in the chart above at threshold amount of our company's absolute and relative annualized TSR over a three-year performance period commencing on January 1, 2018; and

        ii.   To each of Messrs. Malkin, Durels and Keltner on March 20, 2019, for which no units are estimated to be earned, but as shown in the chart above at threshold amount of our company's relative annualized TSR over a three-year performance period commencing on January 1, 2019.

    b.   Market value calculated assuming that the value of an LTIP unit on December 31, 2020 was equal to the $9.32 price of a share of our Class A common stock on such date.

2020 Option Exercises and Stock Vested

The following table sets forth certain information regarding LTIP units that vested in 2020 for the NEOs. No other equity awards held by our NEOs were vested or exercised in 2020.

| | Stock Awards | |
| | Number of Shares or Units Acquired on Vesting[1] (#) | Value Realized on Vesting[2] ($) |
Name		
Anthony E. Malkin	269,511	3,762,374
Christina Chiu	—	—
Thomas P. Durels	132,006	1,800,216
Thomas N. Keltner, Jr.	50,481	704,715
John B. Kessler	98,012	1,368,248

[1] **Number of Shares or Units Acquired on Vesting**. Represents the aggregate number of LTIP units that vested in 2020, which includes the following:

| | Bonus Election Program[a] | | Time-Based LTIP Unit Awards | | Performance-Based LTIP Unit Awards | | Total Units | |
	No. of Units	Value ($)	No. of Units	Value ($)	No. of Units	Value ($)	No. of Units	Value ($)
Anthony E. Malkin	102,940	1,437,042	166,571	2,325,331	—	—	269,511	3,762,374
Christina Chiu	—	—	—	—	—	—	—	—
Thomas P. Durels	47,233	659,373	84,773	1,140,843	—	—	132,006	1,800,216
Thomas N. Keltner, Jr.	23,942	334,230	26,539	370,484	—	—	50,481	704,715
John B. Kessler	23,049	321,764	74,963	1,046,483	—	—	98,012	1,368,248

[a] NEOs were given the option to receive all or a portion of their 2017, 2018, 2019 and 2020 annual incentive bonus (paid in Q1 of the following year) (i) in cash, (ii) fully vested LTIP units at 100% of the face amount, or (iii) LTIP units, vesting over a three year period, at 125% of the face amount. Messrs. Malkin, Durels and Keltner elected option (iii) and this column represents the vesting of their 2017, 2018 and 2019 annual bonuses, as applicable on the three-year vest cycle. Mr. Kessler elected to receive 75% of his 2019 annual incentive bonus in cash and 25% in fully vested LTIP units, and this column includes such LTIP units.

[2] **Value Realized on Vesting**. The value realized on vesting of the LTIP units is the product of (i) the closing price on the NYSE of a share of Class A common stock on the vesting date (or, if the vesting date was not a trading day, the immediately preceding trading day), multiplied by (ii) the number of LTIP units vesting. In each case, the value realized is before payment of any applicable taxes and brokerage commissions, if any.

2020 CEO Pay Ratio

We are required by SEC rules to disclose the annual total compensation of our CEO, the annual total compensation of our median employee excluding our CEO, and the ratio of annual total compensation of our CEO to the annual total compensation of our median employee.

The following table provides information, based on our reasonable estimates, about the relationship between the annual total compensation of our CEO and the annual total compensation of our median employee as of December 31, 2020. We used October 1 as the determination date for median employee in 2018 and 2019, but determined to change such date to December 31 for 2020 for the following reasons: (i) the company believes the December 31 data set is a more representative set because it is more current than October 1 and (ii) to conform to general presentation throughout the rest of this proxy statement where other data in is given as of December 31.

Median Employee Annual Total Compensation	Current CEO Annual Total Compensation	Pay Ratio (CEO : Median Employee)
$68,612	$10,142,584	148 : 1

We determined our median employee, as of December 31, 2020, based on total cash compensation of each of our then active employees (excluding the CEO), comprised of 207 managers and professionals and 278 members covered by collective bargaining agreements who are typically focused on the operations and maintenance of our properties. We excluded 270 employees who were furloughed as of December 31, 2020, as none of such employees were continuing to receive benefits nor had a defined end date to such furlough.

In determining the median employee, we annualized total cash compensation for permanent employees who worked less than a full year, but not for temporary or part-time workers including seasonal employees.

The annual total compensation for 2020 of our median employee, a payroll department employee, was $68,612, calculated in accordance with SEC rules.

As disclosed in the 2020 Summary Compensation Table appearing on page 71, our CEO's annual total compensation for 2020 was $10,142,584. Based on the foregoing, our estimate of the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was 148 to 1.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above.

The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

EMPLOYMENT AGREEMENT AND SEVERANCE AGREEMENTS

Employment Agreement with Our Chairman, President and CEO

On April 5, 2016, we entered into an amended and restated written employment agreement with Anthony E. Malkin, which was amended as of October 5, 2018. The employment agreement had an initial term of three years from the date of the IPO, provided for up to two automatic one-year extensions thereafter (both of which occurred), and has been extended for a period of three years until October 7, 2021. The employment agreement requires Mr. Malkin to devote a majority of his business time and attention to the performance of his duties under the employment agreement.

Mr. Malkin's employment agreement provides for:

- an annual base salary of not less than $810,000 subject to review and increase on an annual basis in the discretion of our Compensation and Human Capital Committee (Mr. Malkin's base salary was increased to $810,000 in 2016 by the committee and has remained at the same level since such time, other than COVID-19-related reductions as described on page 56);

- eligibility for annual cash performance bonuses with a target bonus equal to 200% of Mr. Malkin's annual base salary, based on the satisfaction of company and individual performance criteria established by our Compensation and Human Capital Committee;

- participation in our long-term incentive program with the amount of such awards granted to Mr. Malkin to be no less than that granted to other senior executives and be reasonable in light of the contributions made or expected to be made by Mr. Malkin for the period for which such grant is made;

- participation in all of our benefit plans and entitlement to receive benefits and perquisites at a level no less favorable than those provided to our other senior executives;

- a company-owned or leased automobile and a driver with a value of up to $165,250 per year (as adjusted for CPI);

- consistent with company policy, reimbursement to Mr. Malkin for appropriate company business-related private air travel where he reasonably determines that such travel will enhance his effectiveness and efficiency;

- security services for Mr. Malkin and his family, when required in the board's or his reasonable judgment, provided that Mr. Malkin provides the Compensation and Human Capital Committee with reasonable justification for any such expense which exceeds $50,000 in any consecutive 12-month period, excluding: (i) up to $50,000 total per residence for security assessment and related installations at any time during the three-year term that began October 7, 2018 and (ii) amounts provided for the company-owned car, driver and related expenses; and

- administrative assistance and office space for Mr. Malkin, and services reasonably acceptable to him, so long as Mr. Malkin is providing services to us in any capacity.

Termination of Employment

The consequences of a termination of employment of Mr. Malkin pursuant to his employment agreement and equity award agreements are as follows:

	Termination Without Cause or for Good Reason (not Following a Change in Control)	Termination Without Cause or for Good Reason Within Two Years Following a Change in Control	Termination Due to Death or Disability	Termination Due to Retirement (following the later of (x) 60th birthday[1] and (y) ten years of service)	Resignation (not for Good Reason) or Non-Renewal	Termination for Cause
Annual Base Salary	annual base salary and other benefits earned but unpaid prior to the date of termination			N/A	annual base salary and other benefits earned but unpaid prior to the date of termination	
Annual Bonus	earned but unpaid annual bonus for the prior fiscal year a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period (disregarding any subjective performance goals and without the exercise of any negative discretion), to be paid at the end of the performance period			N/A	subject to execution of a mutual release of claims, any earned but unpaid annual bonus for the prior fiscal year	N/A
Additional Cash Compensation	a lump sum amount equal to two times the sum of Mr. Malkin's then-current annual base salary plus the average annual bonus paid to Mr. Malkin over the three most-recently completed fiscal years	a lump sum amount equal to three times the sum of Mr. Malkin's then-current annual base salary plus the average annual bonus paid to Mr. Malkin over the three most-recently completed fiscal years	N/A	N/A	N/A	N/A
COBRA coverage	subject to Mr. Malkin's election of COBRA coverage under the company's group health plan, for up to 18 months following his termination, a monthly payment equal to the difference between the monthly COBRA premium cost and the premium cost to Mr. Malkin as if he continued to be our employee		N/A	N/A	N/A	N/A
Time-Based Equity	equity awards subject to time-based vesting immediately vest in full				N/A	N/A
Performance-Based Equity	pro-rated vesting of equity awards subject to performance-based vesting to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through termination date	equity awards subject to performance-based vesting will vest to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through termination date	pro-rated vesting of equity awards subject to performance-based vesting to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through termination date		N/A	N/A
Stock Options	stock options will remain exercisable for three years following the termination, but in no event later than their expiration			N/A	N/A	N/A

(1) The retirement age under our 2019 Equity Plan was amended to be 65 instead of 60 on July 13, 2020 and the award agreements for awards made to Mr. Malkin in March 2020 were amended so that this change would have retroactive effect and be applicable to such awards. See "Equity Awards – Retirement Age" on page 67 for more information.

Parachute Payments

In the event that any amount payable to Mr. Malkin is determined to be an subject to the excise tax under Section 4999 of the Code, such amount will be reduced to one dollar less than the threshold amount that would trigger an excise tax under Section 4999 of the Code, unless that reduction would result in Mr. Malkin receiving a lesser net after-tax amount.

Restrictive Covenants and Other Provisions

Although the employment agreement requires Mr. Malkin to devote a majority of his business time and attention to the performance of his duties under the employment agreement, Mr. Malkin may (i) serve on the board of one or more business corporations identified by Mr. Malkin with the consent of our board (such consent not to be unreasonably withheld), (ii) participate in charitable, civic, educational, professional, community or industry affairs, and (iii) manage his and his family's personal investments (including the excluded properties and excluded businesses (see "Excluded Properties and Businesses" on page 91)), including providing services to or maintaining a family office for purposes of managing such investments, provided that (a) the activities set out in clauses (i), (ii), and (iii) shall be limited by Mr. Malkin so as not to interfere materially, individually or in the aggregate, with the performance of his duties and responsibilities under his employment agreement or create a potential business or fiduciary conflict and (b) with respect to the activities set out in clause (iii), such activities shall be limited to non-controlling investments to the extent such investments are office or retail real estate properties located in New York County, New York, Fairfield County, Connecticut, Westchester County, New York, and any other geographic area in which we invest in such properties.

The employment agreement contains standard confidentiality and mutual non-disparagement provisions, which will apply indefinitely, and non-competition, no-hire and non-solicitation provisions, which will apply during the term of the employment agreement and will continue for a period of one year following the termination of Mr. Malkin's employment.

The employment agreement provides that until the later of the date on which (i) Mr. Malkin is no longer serving as our Chief Executive Officer and (ii) Mr. Malkin and his affiliates no longer hold on a consolidated basis at least (a) 50% of the amount of our Class A common stock, Class B common stock and operating partnership units in our operating partnership which was held by Mr. Malkin and his affiliates as of the date of the closing of the consolidation and (b) 10% of the voting power of our outstanding common stock voting together as a single class, our board shall cause Mr. Malkin to be nominated for re-election to our board at the expiration of the then current term. Unless Mr. Malkin has resigned as a director, for so long as the foregoing ownership thresholds are met, this obligation shall survive beyond the expiration of the term of Mr. Malkin's employment agreement and the termination of Mr. Malkin's employment for any reason other than for "cause" unless prohibited by legal or regulatory requirements. Failure of our board to nominate Mr. Malkin for election to our board, the failure of Mr. Malkin to be elected or re-elected, or his removal as a member of our board constitute "good reason" under the employment agreement.

All disputes, except equitable enforcement of restrictive covenants, under the employment agreement will be resolved by arbitration in accordance with the rules of the Judicial Arbitration and Mediation Services, Inc. in New York City. We have agreed to pay all costs of the arbitration except, if applicable, Mr. Malkin's petitioner's filing fee. If an arbitrator determines that Mr. Malkin has prevailed on the issues in dispute in the arbitration, we will pay or reimburse any reasonable expenses, including reasonable attorney's fees, which Mr. Malkin incurs in such arbitration.

Change in Control Severance Agreements

Ms. Chiu and Messrs. Durels and Keltner

We have entered into change of control severance agreements with each of Ms. Chiu and Messrs. Durels and Keltner that contain substantially similar terms. Each of the change in control severance agreements will terminate two years after the date of any written notice of termination from us to the applicable executive officer; provided, that if a "change in control" (as defined in our then effective equity plan) occurs while the agreement is still operative, any written notice to the executive officer terminating the agreement will not be effective prior to the second anniversary of the "change in control."

Termination of Employment

The consequences of a termination of employment of any such executive pursuant to his or her change in control severance agreement and equity award agreements are as follows:

<table>
<tr><th></th><th>Termination Without Cause or for Good Reason (not Following a Change in Control)</th><th>Termination Without Cause or for Good Reason Within Two Years Following a Change in Control</th><th>Termination Due to Death or Disability Following a Change in Control</th><th>Termination Due to Retirement (Whether or not Following a Change in Control) (following the later of (x) 60th[(1)] birthday and (y) ten years of service)</th><th>Resignation (not for Good Reason, Following a Change in Control)</th></tr>
<tr><td>Annual Base Salary</td><td>N/A</td><td colspan="2">accrued and unpaid annual base salary and other benefits</td><td>N/A</td><td>accrued and unpaid annual base salary and other benefits</td></tr>
<tr><td>Annual Bonus</td><td>N/A</td><td>earned but unpaid annual bonus for the prior fiscal year

a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period (disregarding any subjective performance goals and without the exercise of any negative discretion), and paid at the end of the performance period</td><td>earned but unpaid annual bonus for the prior fiscal year</td><td>N/A</td><td>earned but unpaid annual bonus for the prior fiscal year</td></tr>
<tr><td>Additional Cash Compensation</td><td>N/A</td><td>an amount equal to two times the sum of the executive officer's then-current annual base salary plus the average bonus earned over the three most-recently completed fiscal years</td><td>N/A</td><td>N/A</td><td>N/A</td></tr>
<tr><td>COBRA coverage</td><td>N/A</td><td>subject to the executive officer's election of COBRA coverage under the company's group health plan, for up to 18 months, a monthly payment equal to the difference between the monthly COBRA premium cost and the premium cost to the executive officer as if he continued to be our employee</td><td>N/A</td><td>N/A</td><td>N/A</td></tr>
<tr><td>Time-Based Equity</td><td>immediately vest in full</td><td colspan="2">equity awards subject to time-based vesting immediately vest in full</td><td>immediately vest in full</td><td>N/A</td></tr>
<tr><td>Performance-Based Equity</td><td>will vest based on performance from commencement of the performance period through the date of termination (i) on a pro-rated basis, if the termination occurs before the performance period ends and (ii) in full, if the termination occurs after the performance period ends</td><td colspan="2">will vest based on performance from commencement of the performance period through the date of termination (i) on a pro-rated basis, if the termination occurs before the performance period ends and (ii) in full, if the termination occurs after the performance period ends</td><td>will vest based on performance from commencement of the performance period through the date of termination (i) on a pro-rated basis, if the termination occurs before the performance period ends and (ii) in full, if the termination occurs after the performance period ends</td><td>N/A</td></tr>
</table>

(1) The retirement age under our 2019 Equity Plan was amended to be 65 instead of 60 on July 13, 2020 and the award agreements for awards made to each NEO in March 2020 were amended so that this change would have retroactive effect and be applicable to such awards. See "Equity Awards – Retirement Age" on page 67 for more information.

Parachute Payments

In the event that any amount payable to an executive officer would be subject to the excise tax under Section 4999 of the Code, such amount will be reduced to one dollar less than the threshold amount that would trigger an excise tax under Section 4999 of the Code, unless that reduction would result in the executive receiving a lesser net after-tax amount.

Restrictive Covenants and Other Provisions

The change in control severance agreements also contain standard confidentiality and mutual non-disparagement provisions, which will apply indefinitely, and non-competition, no-hire and non-solicitation provisions, which apply during the term of the agreements and will continue for one year following termination of employment.

All disputes, except equitable enforcement of restrictive covenants, under the change in control severance agreements will be resolved by arbitration in accordance with the rules of the Judicial Arbitration and Mediation Services, Inc. in New York City. We have agreed to pay all costs of the arbitration except, if applicable, the executive officer's petitioner's filing fee. If an arbitrator determines that the applicable executive officer has prevailed on the issues in dispute in the arbitration, we will pay or reimburse any reasonable expenses, including reasonable attorney's fees, which the executive officer incurs in such arbitration.

Mr. Kessler

On June 10, 2020, the company entered into a Severance Agreement and General Release with Mr. Kessler. Pursuant to such agreement, the parties agreed, among other items, that:

- Mr. Kessler would serve as a consultant to the company from June 10, 2020 December 31, 2020 to assist in a smooth transition and receive consulting fees at a rate of $700,000, per annum, pro-rated for the partial year period;

- Mr. Kessler would be entitled to a one-time cash bonus for 2020 in an amount targeted to be $325,000, subject to determination in the company's sole discretion in accordance with the company's usual business practice for determination of employee bonus;

- In accordance with the terms of his existing equity award agreements, Mr. Kessler's time-based equity which had not yet vested would be fully vested as of June 10, 2020;

- In accordance with the terms of his existing equity award agreements, Mr. Kessler's earned performance-based equity which had not yet vested would be fully vested as of June 10, 2020; and

- Mr. Kessler would be paid out for all accrued and unused vacation time as of June 10, 2020.

Mr. Kessler's agreement also contained standard confidentiality and mutual non-disparagement provisions.

Potential Payments Upon Termination

As set forth in "Employment Agreement and Severance Agreements" on page 77, our NEOs will be entitled to certain compensation and benefits in the event of termination of employment. Assuming a termination of employment and change in control (if applicable) occurred on December 31, 2020 and a price per share of our common stock on the date of termination of $9.32 (the closing price of our Class A common stock on the NYSE on such date), the amount of compensation that would have been payable to each NEO in each situation is listed in the table below. Mr. Kessler has been omitted from the table below, because his employment as President and Chief Operating Officer terminated on June 10, 2020, and he received the severance payments and benefits in connection with his termination as described under "Change In Control Severance Agreements – Mr. Kessler" on page 81.

Name and Principal Position	Severance ($)	Cash Bonus[1] ($)	Continued Medical Benefits ($)	Unvested Time-Based LTIP Units[2] ($)	Unvested Performance-Based LTIP Units[3] ($)	Total[4] ($)
Anthony E. Malkin						
Involuntary Termination Without Cause or Resignation for Good Reason	5,501,666	1,032,750	23,056	10,613,402	—	17,170,874
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	8,252,499	1,032,750	23,056	10,613,402	—	19,921,707
Death or Disability	—	1,032,750	—	10,613,402	—	11,646,152
Termination for Cause	—	—	—	—	—	—
Resignation or Non-Renewal of Employment Contract	—	1,032,750	—	—	—	1,032,750
Retirement	—	—	—	—	—	—
Christina Chiu						
Involuntary Termination Without Cause or Resignation for Good Reason	—	—	—	766,095	206,732	972,827
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	950,000	316,700	10,132	766,095	206,732	2,249,659
Death or Disability	—	—	—	766,095	206,732	972,827
Termination for Cause	—	—	—	—	—	—
Resignation or Non-Renewal of Employment Contract	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Thomas P. Durels						
Involuntary Termination Without Cause or Resignation for Good Reason	—	—	—	5,105,738	—	5,105,738
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	3,220,834	446,250	23,056	5,105,738	—	8,795,878
Death or Disability	—	—	—	5,105,738	—	5,105,738
Termination for Cause	—	—	—	—	—	—
Resignation or Non-Renewal of Employment Contract	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Thomas N. Keltner, Jr.						
Involuntary Termination Without Cause or Resignation for Good Reason	—	—	—	2,001,806	—	2,001,806
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	2,135,834	265,625	23,056	2,001,806	—	4,426,321
Death or Disability	—	—	—	2,001,806	—	2,001,806
Termination for Cause	—	—	—	—	—	—
Resignation or Non-Renewal of Employment Contract	—	—	—	—	—	—
Retirement[5]	—	—	—	2,001,806	—	2,001,806

[1] For purposes of this table, the amount of the cash bonus component of severance equals the face amount of the annual incentive bonus awarded to each NEO with respect to 2020 (paid in 2021). For more detail on bonus elections, see "Bonus Election Program" on page 63.

[2] Calculated assuming that the value of an LTIP unit on December 31, 2020 (the last business day of the fiscal year) was equal to the $9.32 value of a share of our Class A common stock on such date.

[3] Calculated based on the number of unvested performance-based LTIP units that were estimated to have been earned at December 31, 2020.

[4] According to Mr. Malkin's employment agreement and the change in control severance agreement of each other NEO, if any payments or benefits to be paid or provided to such individual would be subject to "golden parachute" excise taxes under Section 280G of the Code, such individual's payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater net after-tax receipt for the NEO.

[5] Pursuant to grant agreements, the vesting is accelerated on retirement for an executive who has then met certain length of service and age qualifications. See "Equity Awards – Retirement Age" on page 67. Mr. Keltner is the only NEO who has met such qualifications to date.

AUDIT

PROPOSAL 3: RATIFICATION OF ELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected the accounting firm of Ernst & Young LLP ("EY") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021, subject to ratification of this appointment by our shareholders. Action by shareholders is not required by law, the NYSE or our organizational documents in the appointment of an independent registered public accounting firm, but this appointment is submitted by our board for ratification as a matter of good corporate governance in order to give our shareholders a voice in the designation of auditors. If the appointment is not ratified by our shareholders, our board will further consider its choice of EY as our independent registered public accounting firm. EY has served as our independent registered public accounting firm since May 2010 and is considered by our management to be well-qualified. EY has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in our company or any of our subsidiaries in any capacity.

A representative of EY will be present at the annual meeting. The representative will have an opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

Fee Disclosure

The following table lists the fees for services rendered by our independent registered public accounting firm for the years ended December 31, 2020 and 2019.

	2020 ($)	2019 ($)
Audit Fees[1]	2,379,500	2,170,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees[2]	—	5,200
TOTAL	2,379,500	2,175,200

[1] Audit Fees billed in 2020 include the audit of our annual consolidated financial statements, audit of the consolidated financial statements of First Stamford Place and 250 West 57th Street, the audit of company's goodwill valuation, and reviews of our quarterly consolidated financial statements, consents and other services related to filings with the SEC. Audit Fees billed in 2019 include the audit of our annual consolidated financial statements, audit of the consolidated financial statements of First Stamford Place, services rendered in connection with the company's S-8 filing and reviews of our quarterly consolidated financial statements, consents and other services related to filings with the SEC.

[2] All Other Fees in 2019 primarily include access fees for use of the EY global accounting and auditing information tool.

Our Audit Committee considers whether the provision by EY of the services that are required to be described under "All Other Fees" is compatible with maintaining EY's independence from both management and our company.

Pre-Approval Policies and Procedures of Our Audit Committee

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm. In the intervals between the scheduled meetings of the Audit Committee, the Audit Committee delegates pre-approval authority under the pre-approval policy to the Chair of the Audit Committee. The Chair must report any pre-approval decisions under such policy to the Audit Committee at its next scheduled meeting.

The proposal to ratify the selection of EY as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast at the annual meeting at which a quorum is present.

✅ **OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021.**

AUDIT COMMITTEE REPORT

The following is a report by the Audit Committee of our board regarding the responsibilities and functions of the Audit Committee. This report shall not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC, under the Securities Act or Exchange Act, except to the extent that we specifically incorporate this report by reference in any such document.

The Audit Committee's purposes are to (i) assist the board in its oversight of (a) the integrity of the company's financial statements, (b) the company's compliance with legal and regulatory requirements, (c) the qualifications and independence of the company's independent registered public accounting firm, and (d) the performance of the company's independent registered public accounting firm and the company's internal audit function; and (ii) prepare an Audit Committee Report as required by the SEC for inclusion in the company's annual proxy statement. The function of the Audit Committee is oversight. The board, in its business judgment, has determined that all members of the Audit Committee are "independent," as required by applicable listing standards of the NYSE, as currently in effect, and in accordance with the rules and regulations promulgated by the SEC. The board has also determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined under the rules of the NYSE, and that each of S. Michael Giliberto, Leslie D. Biddle and Thomas J. DeRosa is an "audit committee financial expert" as defined in Item 407(d)(5) of the SEC Regulation S-K. The Audit Committee operates pursuant to an Audit Committee Charter.

Management is responsible for the preparation, presentation and integrity of the company's financial statements, for the establishment and effectiveness of internal control over financial reporting, and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm, Ernst & Young LLP, is responsible for planning and carrying out a proper audit of the company's annual financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and auditing the effectiveness of internal control over financial reporting.

In performing its oversight role, the Audit Committee has considered and discussed the audited consolidated financial statements with management and Ernst & Young LLP. The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Ethics and Independence Rules 3526, Communication with Audit Committees Concerning Independence.

The Audit Committee has also discussed with the independent registered public accounting firm its independence. The independent registered public accounting firm has free access to the Audit Committee to discuss any matters the firm deems appropriate. The Audit Committee has also met with and discussed internal audit reports with an internal auditor. Further, the Audit Committee has overseen the company's Whistleblower Policy and performed a periodic review of related reports.

Based on the reports and discussions described in the preceding paragraph and subject to the limitations on the role and responsibilities of the Audit Committee referred to below and in the Audit Committee Charter in effect during 2020, the Audit Committee recommended to the board that the audited consolidated financial statements be included in the annual report on Form 10-K for the fiscal year ended December 31, 2020.

Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accounting firm. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the company's consolidated financial statements has been carried out in accordance with the auditing standards of the PCAOB, that the consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, that Ernst & Young LLP is in fact "independent," or that the company's internal controls are effective.

Submitted by our Audit Committee

S. Michael Giliberto (Chair)
Leslie D. Biddle
Thomas J. DeRosa
R. Paige Hood

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 4, 2021, regarding the beneficial ownership of shares of our common stock and units of partnership interest in Empire State Realty OP, L.P. ("operating partnership units") by (i) each of our directors; (ii) each of our NEOs; (iii) each person known by us to be the beneficial owner of 5% or more of our outstanding common stock; and (iv) all of our directors and executive officers as a group.

In accordance with SEC rules, each listed person's beneficial ownership includes:

- all shares the shareholder actually owns beneficially or of record;
- all shares over which the shareholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
- all shares the shareholder has the right to acquire within 60 days after March 4, 2021 (unless otherwise noted).

As of March 4, 2021 ESRT and its operating partnership had the following equity outstanding:

Common Stock Outstanding		Operating Partnership Units Outstanding	
Class A	170,614,057	Series PR[1]	69,768,841
Restricted Class A	142,311	Series ES[1]	23,404,402
Class B	1,005,533	Series 60[1]	6,264,826
		Series 250[1]	3,147,831
		LTIP units – 2013 Equity Plan[2]	4,676,981
		LTIP units – 2019 Equity Plan[2]	4,420,594
Total	171,761,901	Total	111,683,475

[1] May be exchanged for shares of Class A common stock on a one-for-one basis or cash, at the company's option.

[2] Upon the satisfaction of certain conditions, convertible into operating partnership units of our operating partnership.

Unless otherwise indicated in the footnotes below, all shares are owned directly, and the indicated person has sole voting and investment power. The business address of the directors and NEOs in the table below is the address of our principal executive offices, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

	Common Stock (Class A and Class B)				Common Stock and Operating Partnership Units	
Name	Number of Shares of Class A Common Stock Beneficially Owned	Percent of Class A Common Stock (Economic Interest)	Number of Shares of Class B Common Stock Beneficially Owned	Percent of All Shares of Common Stock (Voting Interest)[1]	Number of Shares of Common Stock and Operating Partnership Units Beneficially Owned[2]	Percentage of All Shares of Common Stock and Operating Partnership Units
Anthony E. Malkin[3]	703,347	*	32,148,950	15.0%	33,324,389	12.1%
Leslie D. Biddle	–	*	–		22,561	**
Thomas J. DeRosa	–	*	–		54,324	**
Steven J. Gilbert	20,000	*	–		65,573	**
S. Michael Giliberto	3,500	*	–		45,195	**
Patricia S. Han	–	*	–		1,990	**
Grant H. Hill			–		–	
R. Paige Hood			–		–	
James D. Robinson IV	–	*	–		33,542	**
Christina Chiu			–		–	
Thomas P. Durels		*	2407		988,167	**
Thomas N. Keltner, Jr.[4]	–	*			873,975	**
All directors and executive officers as a group (12 persons)	729,254	*		15.9%	35,995,369	13.1%
5% or Greater Owners						
Quark Holding LLC[5]	29,894,869	17.53%	–	9.90%	29,894,869	10.48%
The Vanguard Group, Inc.[6]	21,857,736	12.79%	–	0.18%	21,857,736	
Southeastern Asset Management, Inc.[6]	16,002,669	9.4%	–	6.94%	16,002,669	
Massachusetts Financial Services Company[6]	13,127,419	7.7%	–	5.83%	13,127,419	
BlackRock Inc[6]	9,567,337	5.60%	–	4.07%	9,567,337	

*   Represents less than 1% of the number of shares of Class A common stock and Class B common stock outstanding.

**   Represents less than 1% of the number of shares of Class A common stock, Class B common stock and operating partnership units, including vested LTIP units outstanding.

[1]   **Percent of All Shares of Common Stock (Voting Interest).** For purposes of this column, ownership of each share of Class B common stock is treated as 50 shares of Class A common stock. Holders of Class B common stock are entitled to fifty votes per share, to the extent they own 49 limited partnership units in our operating partnership for each share of Class B common stock so voted. Holders of Class A common stock and Class B common stock vote together as a single class on the matters to be considered at the annual shareholders meeting, and their votes are counted and totaled together. The percentages shown in this column are based on 221,033,018 votes, the aggregate number of votes that may be cast by our common stockholders.

[2]   **Common Stock and Operating Partnership Units.** Includes all vested LTIP units that the individual continues to hold as of March 4, 2021, which may be convertible into operating partnership units after certain conditions have been met. The LTIP units shown in the table are the vested portion of totals previously awarded, so that the balance of such totals remains subject to time or performance-based vesting conditions as follows:

	Time-Based LTIP Units		Performance-based LTIP Units	
Name	Vested	Total Awarded	Vested	Total Awarded
Anthony E. Malkin	1,044,061	1,868,731	70,934	3,864,144
Leslie D. Biddle	22,561	67,494	–	–
Thomas J. DeRosa	54,324	86,579	–	–
Steven J. Gilbert	45,573	72,532	–	–
S. Michael Giliberto	41,695	68,654	–	–
Patricia S. Han	1,990	24,989	–	–
Grant H. Hill	–	5,875	–	–
R. Paige Hood	–	25,424	–	–
James D. Robinson IV	33,542	78,475	–	–
Christina Chiu	–	82,199	–	116,927
Thomas P. Durels	756,156	1,080,644	106,649	1,732,215
Thomas N. Keltner, Jr.	152,469	489,476	–	641,198

[3] **Anthony E. Malkin.** In addition to the 1,114,995 vested LTIP units referenced in footnote (2) above, includes 60,368 shares of Class A common stock, 642,979 shares of Class B common stock and 31,506,047 operating partnership units held by: (i) family trusts and entities for which Mr. Malkin has sole voting and investment power as sole manager or sole trustee, as applicable, or Mr. Malkin and his wife have shared voting and investment power as managers or trustees, as applicable, all for the benefit of Mr. Malkin, his wife, and certain other members of their extended family, (ii) family trusts for the benefit of Mr. Malkin's children, (iii) Mr. Malkin's wife and/or (iv) a charitable foundation over which Mr. Malkin and his wife have shared voting and investment power; and of which, in each case, Mr. Malkin disclaims beneficial ownership of such shares and units except to the extent of his pecuniary interest therein (if any).

[4] **Thomas N. Keltner, Jr.** Includes 230,627 operating partnership units held by Thomas N. Keltner, Jr. Revocable Trust dated February 23 2008, for which Mr. Keltner is the trustee, 163,717 operating partnership units held by Paula S. Keltner Revocable Trust dated March 1, 2008, for which Mr. Keltner wife is the trustee, 162,162 operating partnership units held by the Thomas N. Keltner, Jr. Family Trust, for which Mr. Keltner's wife and sister are the trustees, and 165,000 operating partnership units held by the Paula S. Keltner, Jr. Family Trust, for which Mr. Keltner is the trustee.

[5] **Quark Holding LLC**. As of December 31, 2020, Quark Holding LLC directly owns 29,894,869 shares of Class A common stock and Qatar Investment Authority ("QIA"), which is the sole member of Quark Holding LLC, and may be deemed an indirect beneficial owner of shares of Class A Common Stock directly owned by Quark Holding LLC. QIA and its affiliates acquired 29,610,854 shares pursuant to a Securities Purchase Agreement with us on August 23, 2016 and 284,015 shares during the second quarter of 2018 pursuant to its top-up right under its Stockholders Agreement with us. Pursuant to the Stockholders Agreement, QIA granted to our board an irrevocable proxy to vote any shares of Class A common stock directly owned beneficially by QIA in excess of 9.9% of the total number of shares of Class A common stock outstanding in the same manner and proportion as the votes cast by other common stockholders. In April 2020, we provided QIA with an ownership limit waiver granting an exception and limited waiver from the restrictions on ownership and transfer contained in our charter and agreements with QIA, which permits QIA's ownership of our Class A common stock to exceed 9.9% solely to the extent that such excess is caused by the company's redemptions or repurchases of its equity securities and/or similar company transactions that reduce (or have the effect of reducing) the outstanding number of equity securities. Due to our share repurchases activity in 2020, QIA's ownership as of December 31, 2020 is 10.48% on a fully diluted economic interest in us (inclusive of all outstanding operating partnership units and LTIP units) and 17.53% of the outstanding Class A common stock. See "QIA" on page 88 for a discussion of the Securities Purchase Agreement and Stockholders Agreement.

5% Beneficial Owner	Address	Date of Information	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total Beneficial Ownership	Percent of Class A Owned
Quark Holding LLC	Ooredoo Tower (Building 14) Al Dafna Street (Street 801) Al Dafna (Zone 61) Doha, State of Qatar	12/31/20	0	17,127,815	0	29,894,869	29,894,869	17.531%

[6] Based solely on information as of December 31, 2020 provided on a Schedule 13G filed with the SEC:

5% Beneficial Owner	Address	Schedule 13G Filing Date	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total Beneficial Ownership	Percent of Class A Owned
The Vanguard Group[a]	100 Vanguard Blvd., Malvern, PA 19355	2/10/21	0	407,456	21,333,029	524,707	21,857,736	12.79%
Southeastern Asset Management, Inc.[b]	6410 Poplar Ave., Suite 900, Memphis, TN 38119	2/16/21	0	15,336,558 (Shared) 666,111 (No Vote)	2,556,139	13,446,530	16,002,669	9.4%
Massachusetts Financial Services Company[c]	111 Huntington Ave., Boston, MA 02199	2/11/21	12,894,012	0	13,127,419	0	13,127,419	7.7%
BlackRock, Inc.[d]	55 East 52nd St., New York, NY 10055	1/29/21	8,998,847	0	9,567,337	0	9,567,337	5.6%

[a] The Vanguard Group may be deemed to own beneficially an aggregate of 21,857,736 shares of our Class A common stock in its capacity as an investment advisor, which includes shares of Class A common stock held by certain of its subsidiaries.

[b] Southeastern Asset Management, Inc. may be deemed to own beneficially an aggregate of 16,002,669 shares of our Class A common stock in its capacity as an investment advisor. The Schedule 13G was filed jointly with Longleaf Partners Small-Cap Fund, an investment company, which has shared voting and dispositive power over 12,991,530 (7.6%) shares, according to the Schedule 13G. The Schedule 13G was also filed jointly with Mr. O. Mason Hawkins, Chairman of the Board of Southeastern Asset in the event he could be deemed to be a controlling person of that firm as the result of his official positions with, or ownership of, its voting securities.

[c] Massachusetts Financial Services Company may be deemed to own beneficially an aggregate of 13,127,419 shares of our Class A common stock in its capacity as an investment advisor, which includes shares of Class A common stock held by certain of its subsidiaries.

[d] BlackRock, Inc. may be deemed to own beneficially an aggregate of 9,567,337 shares of our Class A common stock in its capacity as an investment advisor, which includes shares of Class A common stock held by certain of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures with Respect to Related Party Transactions

It is the written policy of our board that all related party transactions (generally, transactions involving amounts exceeding $120,000 in which a related party (directors and executive officers or their immediate family members, or shareholders owning 5% of more of our outstanding stock) has a direct or indirect material interest) is subject to approval or ratification in accordance with the following procedures.

Our Nominating and Corporate Governance Committee reviews the material facts of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction, subject to some exceptions. If advance approval of a related party transaction is not feasible, then the related party transaction is considered and ratified, if deemed appropriate by our Nominating and Corporate Governance Committee, at its next regularly scheduled meeting. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable to the company than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, reviews and assesses ongoing relationships with the related party to see that they are in compliance with our Nominating and Corporate Governance Committee's guidelines and that the related party transaction remains appropriate.

All related party transactions are disclosed in our applicable filings with the SEC as required under SEC rules.

QIA

Securities Purchase Agreement

On August 23, 2016, we entered into the securities purchase agreement with Q REIT Holding LLC, a wholly owned subsidiary of the Qatar Investment Authority, a governmental authority of the State of Qatar ("Q REIT" and, together with any wholly-owned eligible assignee, "QIA"), pursuant to which QIA purchased from us 29,610,854 shares of our Class A common stock at a purchase price of $21.00 per share (the "Original QIA Shares"). We received approximately $621.8 million in gross proceeds at the August 23, 2016 closing of the purchase and sale of the Original QIA Shares.

During the second quarter of 2018, pursuant to the terms of our Stockholders Agreement with QIA described below, we sold 284,015 shares of our Class A common stock to QIA at an aggregate purchase price of $4.7 million, or $16.72 per share (the "Top Up Shares" and, together with the Original QIA Shares, the "Total QIA Shares"). We sold the Top Up Shares to QIA pursuant to its right under the Stockholders Agreement to acquire its 9.9% pro rata share of new equity securities we issue during any quarter. The per share purchase for the Top Up Shares was determined in accordance with a formula in the Stockholders Agreement equal to the average closing price per share during the five consecutive trading days immediately preceding the issuance of the applicable new equity securities.

In April 2020, we provided QIA with an Ownership Limit Waiver granting an exception and limited waiver from the restrictions on ownership and transfer contained in Section 7.2.1(a)(i)(1)-(2) of the company's Articles of Amendment and Restatement and the Agreement Regarding Waiver of Ownership Limit entered into with QIA on August 23, 2016, which permits QIA's ownership of our Class A common stock to exceed 9.9% solely to the extent that such excess is caused by the company's redemptions or repurchases of its equity securities and/or similar company transactions that reduce (or have the effect of reducing) the outstanding number of equity securities. Due to our share repurchases activity in 2020, QIA's ownership now exceeds 9.9%. As of December 31, 2020, QIA had a 10.48% fully diluted economic interest in us (inclusive of all outstanding operating partnership units and LTIP units), which represented 17.53% of the outstanding Class A common stock.

Stockholders Agreement

In connection with the sale of the Original QIA Shares to QIA, we and QIA entered into the Stockholders Agreement dated August 23, 2016, which sets forth certain rights and obligations of us and QIA relating to QIA's ownership of our Class A common stock, including the following:

- QIA was not permitted to transfer any Original QIA Shares during the six-month period that followed the closing and could not transfer more than 50% of the Original QIA Shares during the period that began six months after the closing and ended on the one-year anniversary of the closing.

- QIA agreed to limit its voting power on all matters coming before our shareholders (whether at a meeting or by written consent) to no more than 9.9% of the total number of votes entitled to be cast on such matter. QIA granted our board an irrevocable proxy to vote any shares of Class A common stock it holds in excess of such 9.9% in the same manner and proportion as the votes cast by other common stockholders. Further, QIA has agreed to vote all of its shares of Class A common stock up to the 9.9% threshold in favor of the election of each member of any slate of director nominees recommended by our board.

- In connection with any new issuance by us of common equity securities, for so long as QIA maintains at least a 5.0% fully diluted economic interest in us and remains in material compliance with the terms of the Stockholders Agreement, QIA has the right (but not the obligation) to purchase its pro rata share of such new equity securities in the form of newly issued Class A common stock, as it did with its purchase of the Top Up Shares in the second quarter of 2018. These "top up" rights are generally exercisable on a quarterly basis, or sooner if we or the operating partnership issues new equity securities in an issuance in excess of $1.0 million.

- For an initial period of five years from the date of the closing (through August 23, 2021), to the extent QIA remains in material compliance with the terms of the Stockholders Agreement, QIA will have the right of first offer to co-invest with us as a joint venture partner in real estate investment opportunities initiated by us where we have elected, at our discretion, to seek a joint venture partner. The right of first offer period will be extended for a 30-month term if at least one joint venture transaction is consummated among us and QIA during the initial five-year term and will be extended for a further 30-month term if at least one joint venture transaction is consummated during such initial 30-month extension term.

- Subject to certain minimum thresholds and conditions, we will indemnify QIA for certain applicable U.S. federal and state taxes payable by QIA in connection with dividends paid by us on the Original QIA Shares (and any Top Up Shares) that are attributable to capital gains from the sale or exchange of any U.S. real property interests. Our obligation to indemnify QIA will terminate one year following the date on which the sum of the QIA Shares and any Top Up Shares then owned by QIA falls below 10% of our outstanding common shares.

Registration Rights Agreement

In connection with the sale of the Original QIA Shares to QIA, we and QIA entered into a registration rights agreement, dated as of August 23, 2016, which required us, among other things, to file with the SEC within 180 days following the closing, a resale shelf registration statement providing for the resale of the Original QIA Shares. We filed the initial resale shelf registration statement with the SEC on February 2, 2017 and renewed it on August 3, 2017 and July 31, 2020. In addition, QIA is entitled to cause us to include in the registration statement such Top Up Shares as QIA may acquire from time to time, up to a 9.9% fully diluted economic interest in us. The registration rights are subject to certain conditions and limitations, including restrictions on sales of shares by the holder in connection with certain public offerings and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement.

Transactions and Agreements with the Malkin Group

Tax Protection Agreement

In 2013, we entered into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin that is intended to protect to a limited extent the Malkin Group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) (collectively, the "protected parties") against certain tax consequences arising from a transaction involving one of four properties, which we refer to in this section as the protected assets.

First, this agreement provides that our operating partnership will not sell, exchange, transfer or otherwise dispose of such protected assets, or any interest in a protected asset, until (i) October 7, 2025, with respect to one protected asset, First Stamford Place, and (ii) the later of (a) October 7, 2021 and (b) the death of both Peter L. Malkin and Isabel W. Malkin, who are 87 and 84 years old, respectively, for the three other protected assets, Metro Center, 10 Bank Street and 1542 Third Avenue, unless:

(1) Anthony E. Malkin consents to the sale, exchange, transfer or other disposition; or

(2) our operating partnership delivers to each protected party thereunder a cash payment intended to approximate the tax liability arising from the recognition of the pre-contribution built-in gain resulting from the sale, exchange, transfer or other disposition of such protected asset (with the pre-contribution "built-in gain" being not more than the taxable gain that would have been recognized by such protected party if the protected asset been sold for fair market value in a taxable transaction at the time of the consolidation) plus an additional amount so that, after the payment of all taxes on amounts received pursuant to the agreement (including any tax liability incurred as a result of receiving such payment), the protected party retains an amount equal to such protected party's total tax liability incurred as a result of the recognition of the pre-contribution built-in gain pursuant to such sale, exchange, transfer or other disposition; or

(3) the disposition does not result in a recognition of any built-in gain by the protected party.

Second, to protect the protected parties against gain recognition resulting from a reduction in such continuing investor's share of the operating partnership liabilities, the agreement provides that during the period from October 7, 2013 until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the formation transactions (the "tax protection period') our operating partnership will (i) refrain from prepaying any amounts outstanding under any indebtedness secured by the protected assets and (ii) use its commercially reasonable efforts to refinance such indebtedness at or prior to maturity at its current principal amount, or, if our operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible. The agreement also provides that, during the tax protection period, our operating partnership will make available to such continuing investors the opportunity (i) to enter into a "bottom dollar" guarantee of their allocable share of $160.0 million of aggregate indebtedness of our operating partnership meeting certain requirements or (ii) in the event our operating partnership has recourse debt outstanding and such a continuing investor agrees, in lieu of guaranteeing debt pursuant to clause (i) above, to enter into a deficit restoration obligation, in each case, in a manner intended to provide an allocation of operating partnership liabilities to the continuing investor. In the event that a continuing investor guarantees debt of our operating partnership, such continuing investor will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. A deficit restoration obligation is a continuing investor's obligation, under certain circumstances, to contribute a designated amount of capital to our operating partnership upon our operating partnership's liquidation in the event that the assets of our operating partnership are insufficient to repay our operating partnership liabilities.

Because we expect that our operating partnership will at all times have sufficient liabilities to allow it to meet its obligations to allocate liabilities to its partners that are protected parties under the tax protection agreement, our operating partnership's indemnification obligation with respect to "certain tax liabilities" would generally arise only in the event that the operating partnership disposes in a taxable transaction of a protected asset within the period specified above in a taxable transaction. In the event of such a disposition, the amount of our operating partnership's indemnification obligation would depend on several factors, including the amount of "built-in gain," if any, recognized and allocated to the indemnified partners with respect to such disposition and the effective tax rate to be applied to such gain at the time of such disposition.

The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, our operating partnership has agreed to use the "traditional method" for accounting for book-tax differences for the properties acquired by our operating partnership in the consolidation. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of the acquired properties in the hands of our operating partnership (i) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (ii) in the event of a sale of such properties, could cause us to be allocated gain in excess of its corresponding economic or book gain (or taxable loss that is less than its economic or book loss), with a corresponding benefit to the partners transferring such properties to our operating partnership for interests in our operating partnership.

Registration Rights Agreement

We entered into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. In connection therewith, we have filed, and are obligated to maintain the effectiveness of, an automatically effective shelf registration statement, along with a prospectus supplement, with respect to, among other things, shares of our Class A common stock that may be issued upon redemption of operating partnership units or issued upon conversion of shares of Class B common stock to continuing investors in the public existing entities. We filed the initial shelf registration statement with the SEC on October 7, 2014 and renewed it on August 3, 2017 and July 31, 2020.

Pursuant to the registration rights agreement, under certain circumstances, we will also be required to undertake an underwritten offering upon the written request of the Malkin Group, which we refer to as the holder, provided (i) the registrable shares to be registered in such offering will have a market value of at least $150.0 million, (ii) we will not be obligated to effect more than two underwritten offerings during any 12-month period; and (iii) the holder will not have the ability to effect more than four underwritten offerings. In addition, if we file a registration statement with respect to an underwritten offering for our own account or on behalf of the holder, the holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. With respect to underwritten offerings on behalf of the holder, we will have the right to register such number of primary shares as we request; provided, however, that if cut-backs are required by the managing underwriters of such an offering, our primary shares shall be cut-back first (but in no event will our shares be cut-back to less than $25.0 million).

We have also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or "blue sky" laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder's out-of-pocket fees (including disbursements of such holder's counsel, accountants and other advisors) up to $25,000 in the aggregate for each underwritten offering and each filing of a resale shelf registration statement or demand registration statement), and any transfer taxes.

Excluded Properties and Businesses

The Malkin Group, including Anthony E. Malkin, our Chairman, President and CEO, owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of, nine entities that own interests in multi-family property entities. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which were contributed to us in the formation transactions. We refer to the non-controlling interests described above collectively as the "excluded properties". In addition, the Malkin Group owns interests in one mezzanine and senior equity fund and five residential property management companies, and which we refer to collectively as the "excluded businesses". Other than the Greenwich retail property, we do not believe that the excluded properties or the excluded businesses are consistent with our portfolio geographic or property type composition, management or strategic direction.

Pursuant to management and/or service agreements with the owners of interests in those excluded properties and services agreements with five residential property managers and the managers of certain other excluded businesses which historically were managed by affiliates of our predecessor, we are designated as the asset manager (supervisor) and/or property manager of the excluded properties and will provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses. As the manager or service provider, we are paid a management or other fee with respect to those excluded properties and excluded businesses where our predecessor had previously received a management fee on the same terms as the fee paid to our predecessor and are reimbursed for our costs in providing the management and other services to those excluded properties and businesses where our predecessor had not previously received a management fee. Our management of the excluded properties and provision of services to the five residential property managers and the existing managers of the other excluded businesses represent a minimal portion of our overall business. There is no established time period in which we will manage such properties or provide services to the owners of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses; and Peter L. Malkin and Anthony E. Malkin expect to sell certain properties or unwind these businesses over time. We are not precluded from acquiring all or certain interests in the excluded properties or businesses. If we were to attempt any such acquisition, we anticipate that Anthony E. Malkin, our Chairman, President and CEO, will not participate in the negotiation process on our behalf with respect to our potential acquisition of any of these excluded properties or businesses, and the approval of a majority of our independent directors will be required to approve any such acquisition.

Services are and were provided by us to excluded properties and businesses. These transactions are reflected in our consolidated statements of income as third-party management and other fees.

We earned asset management (supervisory) and service fees from excluded properties and businesses of $0.9 million, $0.9 million and $1.1 million during the years ended December 31, 2020, 2019 and 2018, respectively.

We earned property management fees from excluded properties of $0.3 million, $0.3 million and $0.3 million during the years ended December 31, 2020, 2019 and 2018, respectively.

Other

We receive rent generally at a market rental rate for 5,447 square feet of leased space from entities affiliated with Anthony E. Malkin at one of our properties. Under the lease, the tenant has the right to cancel such lease without special payment on 90 days' notice. We also have a shared use agreement with such tenant to occupy a portion of the leased premises as the office location for Peter L. Malkin, our Chairman Emeritus, utilizing approximately 15% of the space, for which we pay to such tenant an allocable pro rata share of the cost. We also have agreements with these entities and excluded properties and businesses to provide them with general computer-related support services. Total revenue aggregated $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.

OTHER MATTERS

Questions and Answers About the Annual Meeting

We are sending this proxy statement and the proxy card(s) to our Class A and Class B common stockholders on or about April 1, 2021, in connection with the solicitation of proxies by the board of Empire State Realty Trust, Inc., a Maryland corporation, for use at the 2021 annual meeting to be held on Thursday, May 13, 2020, at 11:00 a.m., Eastern time, to be conducted, solely as a virtual meeting via live audio webcast, or at any postponement or adjournment of the meeting.

Who is entitled to vote at the annual meeting?

Holders of record of our Class A common stock and Class B common stock at the close of business on March 4, 2021, which is referred to in this proxy statement as the "record date," are entitled to attend and vote their shares at the annual meeting. Holders of Class B common stock are entitled to fifty votes per share, to the extent they own 49 limited partnership units in our operating partnership for each share of Class B common stock they hold. We may request verification from holders of Class B common stock of their (or their qualified transferee's) continued ownership of operating partnership units in connection with the counting of votes associated with Class B common stock.

Who may attend the meeting?

You are entitled to attend the annual meeting only if you were a shareholder of record of shares of Class A common stock or Class B common stock of Empire State Realty Trust, Inc. at the close of business on the record date, or you hold a valid proxy for the meeting.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the materials?

Under rules adopted by the SEC we may furnish proxy materials to our shareholders primarily over the Internet, instead of mailing a printed copy. We believe that this process should expedite shareholders' receipt of proxy materials, lower the costs of our annual meeting and help to conserve natural resources. On or about April 1, 2021, we mailed to most of our shareholders the notice of availability containing instructions on how to access and review the proxy materials, including this proxy statement and our 2020 annual report, on the Internet and instructions on how to vote on the Internet, in person, or by mail. The notice of availability also contains instructions on how to receive a paper or electronic copy of the proxy materials. If you received a notice of availability by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials over the Internet by following the instructions contained in the notice of availability or proxy card. The proxy statement and our 2020 annual report are available at *www.proxyvote.com.*

What is the purpose of the meeting?

At the annual meeting, you will be asked to vote on the following:

Proposal 1:	the election of the nine director nominees named in the proxy statement to serve on our board until the next annual shareholders meeting or until their successors are elected and qualify;
Proposal 2:	the approval, on a non-binding, advisory basis, of the compensation of our NEOs as described in this proxy statement; and
Proposal 3:	the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.

You may also be asked to consider and act upon any other matters that may properly be brought before the annual meeting or at any adjournments or postponements thereof.

What constitutes a quorum?

The presence, in person or by proxy, of Class A and Class B common stockholders entitled to cast a majority of all votes entitled to be cast at the annual meeting is necessary to constitute a quorum for the transaction of business at the meeting. Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to fifty votes per share, to the extent they own 49 limited partnership units in our operating partnership for each share of Class B common stock so voted. Holders of Class A common stock and Class B common stock vote together as a single class on the matters to be considered at such meeting, and their votes are counted and totaled together. As of March 4, 2021, 170,756,368 shares of Class A common stock totaling 170,756,368 votes entitled to be cast and, to our knowledge, 1,005,533 shares of Class B common stock (totaling 50,276,650 votes entitled to be cast) were outstanding, so that an aggregate of 221,033,018 votes are entitled to be cast at such meeting. Class A and Class B common stockholders do not have the right to cumulative voting for the election of directors or otherwise.

What vote is needed to approve each proposal?

Proposal 1. The affirmative vote of a plurality of all the votes cast at the annual meeting at which a quorum is present is necessary for election of each nominee for director named in this proxy statement. However, our Policy on Majority Voting requires that any nominee who receives a greater number of votes "against" than votes "for" in an uncontested election will, within two weeks following certification of the shareholder vote, submit a written resignation offer to our board for consideration by our Nominating and Corporate Governance Committee. See "Identifying and Evaluating Candidates for Director – Annual Shareholder Vote to Elect Directors " on page 18.

Proposals 2 and 3. A majority of all the votes cast at such meeting at which a quorum is present is necessary for: (i) approval, on a non-binding, advisory basis, of the compensation of our NEOs and (ii) ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.

Abstentions. We will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence or absence of a quorum. Abstentions do not constitute a vote "for" or "against" any matter being voted on at such meeting and will not be counted as "votes cast." Therefore, abstentions will have no effect on Proposals 1 through 3 or any other matter that may properly be brought before such meeting or at any adjournment or postponement thereof, assuming a quorum is present.

Broker Non-Votes. Broker "non-votes," or proxies from brokers or nominees indicating that such broker or nominee has not received instructions from the beneficial owner or other entity entitled to vote such shares on a particular matter with respect to which such broker or nominee does not have discretionary voting power, will be treated in the same manner as abstentions for purposes of such meeting. There will not be any broker non-votes with respect to Proposal 3, because Proposal 3 is a routine matter on which brokers are permitted to vote without instructions from the beneficial owner. If you are a beneficial owner whose shares of common stock are held of record by a broker, your broker has discretionary voting authority under the NYSE rules to vote your shares on Proposal 3, even if the broker does not receive voting instructions from you. However, under the NYSE rules, your broker does not have discretionary authority to vote on Proposals 1 and 2 or any other matter that may properly be brought before such meeting or any adjournment or postponement thereof without instructions from you, in which case a broker "non-vote" will occur and your shares of common stock will not be voted on these matters at such meeting. None of the proposals, if approved, entitle any of our shareholders to appraisal rights under Maryland law or our charter.

What is the format for the annual meeting this year?

LIMITATIONS ON TRAVEL, AND UNCERTAINTY WITH REGARD TO FUTURE LIMITATIONS RELATED THERETO, DUE TO COVID-19 HAVE CAUSED US TO CONDUCT A VIRTUAL ANNUAL MEETING, EXCLUSIVELY VIA LIVE AUDIO WEBCAST (INSTEAD OF AN IN-PERSON MEETING IN A PHYSICAL LOCATION).

To attend and participate in the annual meeting, shareholders will need to access the live audio webcast of the meeting by visiting *www.virtualshareholdermeeting.com/ESRT2021* and using their individual 16-digit control number provided in the notice of availability to log in. Beneficial owners of shares held in street name will need to follow the instructions provided by the broker, bank or other nominee that holds their shares. In the event that you do not have a control number, please contact your broker, bank or other nominee as soon as possible so you can be provided with a control number and gain access to such meeting. We would encourage shareholders to log in to this website and access the webcast before the annual meeting's start time.

The annual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting. As part of the annual meeting, we will hold a live question and answer session, during which we intend to answer questions submitted by shareholders during such meeting that are pertinent to our company and the meeting matters as time permits.

Even if you plan to attend such annual meeting online, we recommend that you also vote by proxy as described herein, so your vote will be counted if you decide not to attend such meeting.

How do I vote?

Voting at the Annual Meeting

If you are a Class A or Class B common stockholder of record and attend the annual meeting and have not voted prior to the meeting, you may vote electronically during the meeting. If your shares of common stock are held in street name through a broker, bank or other nominee and you have not voted prior to the meeting, and you wish to vote during the meeting, you will need to obtain a "legal proxy" from the broker, bank or other nominee that holds your shares of common stock of record.

Voting by Proxy for Shares Registered Directly in the Name of the Shareholder

If you hold your shares of common stock in your own name as a holder of record with our transfer agent, American Stock Transfer & Trust Company, you may instruct the proxy holders named in the proxy card how to vote your shares of common stock in one of the following ways:

VOTE BY INTERNET	VOTE BY TELEPHONE	VOTE BY MAIL
You may vote via the Internet by following the instructions provided in the notice of availability or, if you received printed materials, on your proxy card. The website for Internet voting is printed on the notice of availability and/or proxy card. Please have your notice of availability or proxy card in hand. Internet voting is available 24 hours a day until 11:59 p.m., Eastern Time, on May 12, 2021. You will receive a series of instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card.	You also have the option to vote by telephone by calling the toll-free number listed on your notice of availability and/or proxy card. Telephone voting is available 24 hours a day until 11:59 p.m., Eastern Time, on May 12, 2021. When you call, please have your notice of availability or proxy card in hand. You will receive a series of voice instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your proxy card.	If you received printed materials and would like to vote by mail, please mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you did not receive printed materials and would like to vote by mail, you must request printed copies of the proxy materials by following the instructions on your notice of availability.

Voting by Proxy for Shares Registered in Street Name

If your shares of common stock are held in street name through a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares of common stock voted.

Please see the notice of availability and/or proxy card for further instructions on how to submit your vote. If you have any question regarding how to authorize your proxy by telephone or Internet, please call (212) 850-2678.

May I change my vote after I submit my proxy card?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Corporate Secretary at Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120;
- properly executing and forwarding to us a proxy with a later date; or
- voting electronically at the annual meeting.

If you attend the annual meeting, you may vote whether or not you have previously given a proxy, but your presence (without further action) at such meeting will not constitute revocation of a previously given proxy.

How does the board recommend that I vote on each of the proposals?

Our board of directors recommends that you vote:

Proposal 1:	the election of the nine director nominees named in the enclosed proxy statement to serve on our board until the next annual shareholders meeting or until their successors are elected and qualify;	**FOR** each director nominee
Proposal 2:	the approval, on a non-binding, advisory basis, of the compensation of our NEOs as described in this proxy statement;	**FOR**
Proposal 3:	the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.	**FOR**

How is my vote counted, and are there any specific voting arrangements in place?

If you properly execute a proxy, and if we receive it prior to voting at the meeting, or authorize your proxy to vote your shares, electronically through the Internet or by telephone or online during the annual meeting, the shares of common stock that the proxy represents will be voted in the manner specified on the proxy. If no specification is made therein, the shares of common stock will be voted (i) FOR election of each of the director nominees named in this proxy statement; (ii) FOR approval, on a non-binding, advisory basis, of the compensation of our NEOs; (iii) FOR ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021; and (iv) as recommended by our board of directors in its discretion with regard to all other matters.

We have a voting arrangement in place with QIA. Please see "QIA" on page 88 for more information.

It is not anticipated that any matter other than those set forth in the proxy statement will be presented at the meeting. No shareholder proposals or nominations were received on a timely basis, so no such matters may be brought to a vote at the annual shareholders meeting. In any case, if other matters are presented, proxies will be voted at the discretion of the proxy holders.

What other information should I review before voting?

For your review, we make available free of charge through our website at *investors.empirestaterealtytrust.com* our annual reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Further, we will provide, without charge to each shareholder upon written request, a copy of our and our operating partnership's annual reports on Form 10-K (including our consolidated financial statements, schedules and list of exhibits), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Requests for copies should be addressed to Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120. Copies may also be accessed electronically by means of the SEC's home page on the Internet at *www.sec.gov*. Our 2020 annual report shall not constitute a part of the proxy solicitation materials.

What should I do if I received more than one notice of availability?

There are circumstances under which you may receive more than one notice of availability. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each such brokerage account. In addition, if you are a shareholder of record and your shares are registered in more than one name, you will receive more than one notice of availability. Please authorize your proxy in accordance with the instructions of each notice of availability separately, since each one represents different shares that you own.

Additional Annual Meeting and Voting Matters

Solicitation of Proxies

We will pay the cost of solicitation of proxies. In addition to the solicitation of proxies by mail, our directors, officers and employees may also solicit proxies personally, by telephone, via the Internet or by mail without additional compensation for such activities. We will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are owned beneficially by others, to send proxy materials to, and obtain proxies from, such beneficial owners. In addition, we intend to utilize the advisory, consulting and proxy solicitation services of Mackenzie Partners, Inc. at an aggregate estimated cost of $7,500 plus out-of-pocket expenses.

Changing the Way You Receive Proxy Materials in the Future

Instead of receiving a notice of availability in the mail for future meetings, shareholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper proxy card by mail. If you elect to receive proxy materials by e-mail, you will not receive a notice of availability in the mail. Instead, you will receive an e-mail with links to proxy materials and online voting. In addition, if you elect to receive a paper copy of the proxy materials, or if applicable rules or regulations require paper delivery of the proxy materials, you will not receive a notice of availability in the mail. If you received a paper copy of the proxy materials or the notice of availability in the mail, you can eliminate all such paper mailings in the future by electing to receive an e-mail that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120, Attention: Investor Relations, by sending a blank e-mail with the 16-digit control number on your notice of availability to *sendmaterial@proxyvote.com*, via the Internet at *www.proxyvote.com*, or by telephone at (212) 850-2678. Your election will remain in effect until you change it.

Multiple Copies of Our Annual Report to Shareholders

Our 2020 annual report accompanies this proxy statement. In order to reduce printing and postage costs and in accordance with the SEC rules, we have undertaken an effort to deliver only one set of our 2020 annual report, proxy statement or notice of availability, as applicable, to any group of multiple shareholders of record sharing one address. This delivery method, called "householding", is not being used, however, if we have received contrary instructions from one or more of the shareholders sharing such address. If your household has received only one set of our 2020 annual report, proxy statement or notice of availability, as applicable, we will deliver promptly a separate copy of our 2020 annual report, this proxy statement or notice of availability, as applicable, to any shareholder who sends a written request to the Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120. Requests may also be directed to the Corporate Secretary at (212) 687-8700. You can also notify us that you would like to receive separate copies of our annual reports, proxy statements or notices of internet availability of proxy materials in the future by sending a written request to our Corporate Secretary at the address set forth above or by contacting the Corporate Secretary at (212) 687-8700. If your household is receiving multiple copies of our annual reports, proxy statements and notices of internet availability of proxy materials, and you wish to request delivery of a single copy, you may send a written request to our Corporate Secretary at the address set forth above. Even if your household has received only one set of our 2020 annual report and proxy statement, a separate proxy card has been provided for each shareholder account. Each proxy card should be signed, dated, and returned in the enclosed self-addressed envelope (if you received printed proxy materials).

If you own shares of common stock through a bank, broker or other nominee and receive more than one set of annual reports, proxy statements or notices of internet availability of proxy materials, you can contact the bank, broker or other nominee to eliminate duplicate mailings.

Confidentiality of Voting

We keep all the proxies, ballots, and voting tabulations confidential as a matter of practice. We only let our Inspector of Election, Broadridge Financial Solutions, Inc., examine these documents. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to us by Broadridge.

Voting Results

Broadridge, our independent tabulating agent, will count the votes and act as the Inspector of Election. We will publish the voting results in a Current Report on Form 8-K, which will be filed with the SEC within four business days after the annual meeting.

Other Matters

Our board does not know of any matters other than those described in this proxy statement that will be presented for action at the annual meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

Shareholder Proposals and Proxy Access

Shareholder Proposals

Shareholder proposals intended to be presented at the 2022 annual meeting of shareholders must be received by our Corporate Secretary no later than December 2, 2021 in order to be considered for inclusion in our proxy statement relating to the 2022 meeting pursuant to Rule 14a-8 under the Exchange Act. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement and form of proxy. Any such proposal should be mailed to: Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

For a proposal of a shareholder to be properly presented at the 2022 annual shareholders meeting, including nominations for inclusion in the proxy statement, other than a shareholder proposal included in the proxy statement pursuant to Rule 14a-8, such proposal must be received at our principal executive offices on or after November 2, 2021 and prior to 5:00 p.m., Eastern Time, on December 2, 2021, unless the 2022 annual shareholders meeting is scheduled to take place before April 13, 2022 or after June 12, 2022. Under our bylaws, shareholders must follow certain procedures to nominate a person for election as a director at an annual shareholders meeting, or to introduce an item of business at such meeting. A shareholder must notify our Corporate Secretary in writing of the director nominee or the other business. To be timely under our current bylaws, the notice must be delivered to our Corporate Secretary, along with the appropriate supporting documentation, as applicable, at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of such meeting is first made.

Director Nominees (Proxy Access)

Our proxy access bylaw permits a shareholder (or a group of no more than 20 shareholders) owning at least 3% of the aggregate of the issued and outstanding shares of common stock of the company continuously for at least the prior three (3) years to nominate and include in the company's proxy materials director nominees constituting up to 20% of the number of directors then in office, if the nominating shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. In order for an eligible shareholder or group of shareholders to nominate a director nominee for election at the 2022 annual shareholders meeting pursuant to the proxy access provision of our bylaws, notice of such nomination and other required information must be received in writing by the company's Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120 on or after November 2, 2021 and prior to 5:00 p.m., Eastern Time, on December 2, 2021, unless the 2022 annual shareholders meeting is scheduled to take place before April 13, 2022 or after June 12, 2022. Our bylaws state that such notice and other required information must be received by the company's Corporate Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of such meeting is first made. In addition, our bylaws require the eligible shareholder or group of shareholders to update and supplement such information (or provide notice stating that there are no updates or supplements) as of specified dates.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. You can identify forward-looking statements by the use of terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "contemplates," "aims," "continues," "would" or "anticipates," or the negative of these words and phrases, or similar words or phrases. In particular, statements pertaining to our capital resources, portfolio performance, acquisitions, dividend policy, results of operations, anticipated market conditions and demographics, and ESG goals and targets contain forward-looking statements.

Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. They depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: (i) economic, political and social impact of, and uncertainty relating to, the COVID-19 pandemic; (ii) resolution of legal proceedings involving the company; (iii) reduced demand for office or retail space, including as a result of the COVID-19 pandemic; (iv) changes in our business strategy; (v) changes in technology and market competition that affect utilization of our office, retail, broadcast or other facilities; (vi) changes in domestic or international tourism, including due to health crises such as the COVID-19 pandemic, geopolitical events and/or currency exchange rates, which may cause a decline in Observatory visitors; (vii) defaults on, early terminations of, or non-renewal of, leases by tenants; (viii) increases in the company's borrowing costs as a result of changes in interest rates and other factors, including the potential phasing out of LIBOR after 2021; (ix) declining real estate valuations and impairment charges; (x) termination or expiration of our ground leases; (xi) changes in our ability to pay down, refinance, restructure or extend our indebtedness as it becomes due and potential limitations on our ability to borrow additional funds in compliance with drawdown conditions and financial covenants; (xii) decreased rental rates or increased vacancy rates; (xiii) our failure to redevelop and reposition properties, or to execute any newly planned capital project successfully or on the anticipated timeline or at the anticipated costs; (xiv) difficulties in identifying properties to acquire and completing acquisitions; (xv) risks related to our development projects (including our Metro Tower development site) and capital projects, including the cost of construction delays and cost overruns; (xvi) impact of changes in governmental regulations, tax laws and rates and similar matters; (xvii) our failure to qualify as a REIT; (xviii) environmental uncertainties and risks related to adverse weather conditions, rising sea levels and natural disasters; and (xix) the accuracy of our methodologies and estimates regarding ESG metrics, goals and targets, tenant willingness and ability to collaborate towards reporting ESG metrics and meeting ESG goals and targets, and the impact of governmental regulation on our ESG efforts. For a further discussion of these and other factors that could impact the company's future results, performance or transactions, see the section entitled "Risk Factors" of our 2020 annual report.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. You should not rely on them as predictions of future events. We disclaim any obligation to update or revise publicly any forward-looking statement to reflect changes in underlying assumptions, new information, data or methods, future events or other changes after the date of this proxy statement, except as required by applicable law.

NON-GAAP FINANCIAL MEASURES

Definitions

Funds From Operations ("FFO") and Core Funds From Operations ("Core FFO")

We compute FFO in accordance with the "White Paper" on FFO published by the National Association of Real Estate Investment Trusts, or Nareit, which defines FFO as net income (loss) (determined in accordance with GAAP), excluding impairment writedowns of investments in depreciable real estate and investments in in-substance real estate investments, gains or losses from debt restructurings and sales of depreciable operating properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs), less distributions to non-controlling interests and gains / losses from discontinued operations and after adjustments for unconsolidated partnerships and joint ventures. FFO is a widely recognized non-GAAP financial measure for REITs that we believe, when considered with financial statements determined in accordance with GAAP, is useful to investors in understanding financial performance and providing a relevant basis for comparison among REITs. In addition, FFO is useful to investors as it captures features particular to real estate performance by recognizing that real estate has generally appreciated over time or maintains residual value to a much greater extent than do other depreciable assets. Investors should review FFO, along with GAAP net income, when trying to understand an equity REIT's operating performance. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results of operations, the utility of FFO as a measure of performance is limited. There can be no assurance that FFO presented by us is comparable to similarly titled measures of other REITs. FFO does not represent cash generated from operating activities and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or to cash flow from operating activities determined in accordance with GAAP. FFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Although FFO is a measure used for comparability in assessing the performance of REITs, as the Nareit White Paper only provides guidelines for computing FFO, the computation of FFO may vary from one company to another.

Core FFO adds back to FFO the following items: an adjustment for any above or below-market ground lease amortization to traditionally defined FFO, acquisition expenses, loss on early extinguishment of debt, severance expenses and IPO litigation expense. The company presents Core FFO because it considers it an important supplemental measure of its operating performance in that it adds back the non-cash amortization of below-market ground leases and excludes non-recurring items. There can be no assurance that Core FFO presented by the company is comparable to similarly titled measures of other REITs. Core FFO does not represent cash generated from operating activities and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or to cash flow from operating activities determined in accordance with GAAP. Core FFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. In future periods, we may also exclude other items from Core FFO that we believe may help investors compare our results.

EBITDA and Adjusted EBITDA

We compute EBITDA as net income plus interest expense, income taxes and depreciation and amortization. We present EBITDA because we believe that EBITDA, along with cash flow from operating activities, investing activities and financing activities, provides investors with an additional indicator of its ability to incur and service debt. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance, as an alternative to net cash flows from operating activities (determined in accordance with GAAP), or as a measure of its liquidity. For Adjusted EBITDA, we add back impairment charges.

Reconciliations

Net Income to Funds From Operations ("FFO") and Core Funds From Operations ("Core FFO")

(unaudited and amounts in thousands, except per share data)

	Years Ended December 31,		
	2020	**2019**	**2018**
Net income (loss)	$ (22,889)	$ 84,290	$117,253
Private perpetual preferred unit distributions	(4,197)	(1,743)	(936)
Real estate depreciation and amortization	184,245	177,515	166,292
Impairment charges	5,360	—	—
Funds from operations attributable to common stockholders and non-controlled interests	162,519	260,062	282,609
Amortization of below-market ground leases	7,831	7,831	7,831
Loss on early extinguishment of debt	86	—	—
Severance expenses	3,813	—	—
IPO litigation expense	1,165	—	—
Core funds from operations attributable to common stockholders and non-controlled interests	$175,414	$267,893	$290,440
Weighted average shares and Operating Partnership units			
Basic	283,826	297,798	297,258
Diluted	283,837	297,798	297,259
FFO per share			
Basic	0.57	0.87	0.95
Diluted	0.57	0.87	0.95
Core FFO per share			
Basic	0.62	0.90	0.98
Diluted	0.62	0.90	0.98

Net Income to Adjusted EBITDA

(unaudited and amounts in thousands)

	Years Ended December 31,		
	2020	**2019**	**2018**
Net income (loss)	$ (22,889)	$ 84,290	$117,253
Interest expense	89,907	79,246	79,623
Income tax expense (benefit)	(6,971)	2,429	4,642
Depreciation and amortization	191,006	181,588	168,508
EBITDA	251,053	347,553	370,026
Impairment charges, net of reimbursement	5,360	—	—
Adjusted EBITDA	325,6,413	$347,553	370,026

ADDITIONAL INFORMATION RELATED TO OUR ENVIRONMENTAL PERFORMANCE MEASURES

Reporting Boundary

Empire State Realty Trust, Inc. ("ESRT") includes properties where the company has full operational control and authority to implement operational policies related to energy, water and waste. The reporting boundary includes 14 properties controlled by ESRT as of December 31, 2020. A third-party conducted a review in accordance with the ISO 14064 Part 3: Greenhouse Gases: Specification with guidance for the validation and verification of greenhouse gas assertions (ISO, 2019). A similar approach and methodology was utilized for energy, water and waste data.

Energy Consumption Data

Energy data is entered into ENERGY STAR Portfolio Manager based on invoices provided directly by the utility, and where applicable, electricity consumption data for the 2020 reporting period was based on Real Time Meter (RTM) data from revenue grade meters. The 2020 electricity invoices provided by ConEdison were estimated, therefore ESRT elected to utilize RTM data to enhance accuracy in reporting. Natural gas, steam and fuel oil data was calculated directly from utility invoices. Tenant submetered electricity consumption is provided directly by third-party submeter providers. All energy data underwent third-party checks to ensure that data reported is as accurate and complete as reasonable.

Greenhouse Gas (GHG) Emissions Data

ESRT's GHG inventory was prepared following GHG Protocol Corporate Account and Reporting Standard: Revised Edition guidelines. Energy consumption data and reported tenant sub-meter electricity data was reviewed and calculated to ensure proper allocation of fuel, district steam and base building electricity, tenant sub-meter and tenant direct-meter emissions across Scope 1, 2, and 3 GHG emissions in alignment with the GHG Protocol. Scope 1 emissions are classified as direct GHG emissions resulting from fuel oil and natural gas. Scope 2 emissions are classified as indirect emissions including electricity and district steam. Scope 3 emissions are classified as indirect emissions resulting from tenant direct and submetered energy consumption. Total emissions are reported in metric tons of CO2e (MTCO$_2$e), which includes the combined equivalent CO$_2$ of three major greenhouse gases: CO$_2$, CH$_2$ and N$_2$O. Emissions factors and Global Warming Potentials are supplied by the U.S. Energy Information Administration (EIA).

Water Consumption Data

Water consumption was calculated based on utility invoices provided directly by the utility.

Waste Consumption Data

Non-hazardous waste data was provided by a third-party provider, Great Forest at each asset within the portfolio for total landfill, total recycling, and diversion rates.






